Follow-Up Materials



06014352

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Aggreko

*CURRENT ADDRESS

PROCESSED
JUN 15 2006
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4659 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dw

DAT : 6/14/06

82-4659

REPORT 2005

Aggreko plc Annual Report and Accounts 2005

AR/S
12-31-05

aggreko

Contributors towards our success in 2005 were: Aad van den Berg Aalidus Hendriks Aaron Story Abdelmajid Zamrani Abdelmalek Oussidhoum Abdul Sattar Khan Mohammed Abhishek Chatterji Achim Seelbach Ad van Aken Adam Brooke Adam Hentschel Adam Lee Adeel Khan Adrian Derry Adrian Velasco Adrianus Van Der Lugt Agatha Kang Siew Hwee Agnelo Mario Pereira Ahmet Cimsit Ajay Bharadwaj Ajith Kuttikkad Ajmer Kalirai Alan Inglis Alan Kenan Shumpert Alan Loudon Alan Smith Alan Stewart Alan Thomas Alan Wilks Alastair Law Albert Soesman Alberto Blasini Vando Alberto Terzaghi Alberto Varatoledo Aldalberto Cavazos Alessandro Sisti Aletha Munoz Alex Finnie Alex Torres Alex van Heijst Alexander HardieAlexander Johnston Alexander Purro Alexander Specht Alexandre Hoffmann Alexandre Jounot Alexandre Marchand Ali Scrambler Alison Ball Alison Latroy Brooks Alison Sweeney Alison Weisz Allan Lailly Allan MacPherson Allan Methven Alan Morrison Allen Stone Allison Darroch Alnisa Evans Altaf Raad Althea Lagrange Alvaro Vaga Alvin dela Cruz Alwin Fernandes Amanda Leigh Ethingame Amanda Marie Banz Amanda Walker Amber Lite Amir Aziz Amitava Chatterjee Amos Pulcher Amy McCully Ana Auz-Law Andras Mukics Mesics Andre Alfred Andre Benade André Hol Andre Juge Andrea Antoszewski Andrea BoyceAndrea Masello Andrea Willems Andreas Adamus Andreas Eßmann Andreas Miersch Andreas Mittermeier Andreas Rudolf Andreas Trautmann Andrew Warschack Andrew French Andrew Hexter Andrew Jones Andree Joneck Andres Mauricio Perez Andrew Brooks Stephens Andrew Bull Andrew Connell Andrew Cronin Andrew Donald Andrew Flannigan Andrew Salvesen Andrew Smith Andrew Tilley Andrew Wilson Andrew Malcolm Andrew McGillivray Andrew Nicholas Andrew Norrie Andrew Norton De Vilbiss Andrew O'Donnel Andrew Wormald Andrew Wotton Andrew Wright Andy Holland Andy Toll Andy Walker Angel Bautista Angela Cairney Angela Chastant Angela Clifton Angela Kraemer Angela Laucman Angela Trail Angelika Mechir Angelo Fuentecilla Angie Boustead Angus Braid Angus Cockburn Ani Abraham Anje Taylor Ann Coss Anna Marie McDermott Anna Rego Anne Bryan Anne Loustale Anne Martin Annette McPhie Annie Hereauv Annik Breugelmans Anthony Foster Anthony Gordon Anthony Greske Anthony Homan Anthony Meehan Anthony Moore Anthony O'Bannon Anthony Pourrier Anthony Roe Anthony Weston Antonio Agnelo Abel Fernandes Antonio Allan Aldea Antonio DeSouza Antonio Rodriguez Antony Deeb Anup Shah Anuroda J Senevirathne Mudalige Anwar Hussain Mohammed Arcot Ragonathan Ardian Stam Arie Groeneweger Arjen Fok Arnada Hayes Arnaud Lavizzari Arnold Bretman Arnold Bretman Arnold Cortez Arthur Pereira Artravious Wilson Asha Ryan Maben Ashley Boole Ashley Rickards Athula Saman Ambagahaarawa Attila Cimsit Atle Bjorlow Atul Madhukar Dhande Audrey Gray August Esteve Averyl Menezes Babu Raghavan Bakthavathan Periyanayyan Balakrishnan Thacharambath Barara Sh. Kadhum Barbara Evans Barbara Henry Barbara Stavetski Barney Smith Barry Bugden Barry Gautreau Barry Tait Barry Vincent Delane Beatriz Galindo Beauharnais Marthone Belinda Phillips Ben Johnson Ben van Vrouwerf Benjamin Demelin Benjamin Noerr Bernd Ansorge Bert Wijkhuizen Bertrand Lesenne Beth Patin Bettina Knudsen Beverly Anderson Beverly Fruge Bijan Taslimi Bijoy Kalamkanny Rappai Biju Sekhar Kalampanathadathil Bill Carrick Bill Dyball Bill McPate Bill Milligan Bill Telfer Billy Childers Billy James Biresh Kumar V Parambath Bino Sabastian Blaine Hebert Blake Parfait Bob Lucas Louis Boben Mathew Boris Makaya-Kivika Brad Dorge Bradley Clement Brandon Taylor Breck Breaux Brenda Marek Brent Fusilier Brent Pearce Brent Romriell Brett Davis Brian Daniel Rippel Brian Graham Brian Hainey Brian Hartley Brian Hebert Brian Hodgson Brian Hollingworth Brian John McColl Brian Jorgenson Brian Keith Stinson Bruce Cain Bruce Duncan Bruce McCormack Bruce Murphy Bruce Pool Bruce Watson Bruno Bauthors Bruno Paris Bryan Armentor Bryan Markland Bryan Melrose Bryar Terell Smith Buddhika M Weeratunga Buddika S S Rajapakse Mudalige Byron Badwell C K Wong C K Zacharia Callum Chalmers Calvin Ryan Carine Chong Ping Yee Carl Lee Carl Webb Carla Munnerlyn Carlito Perez Carlos Ballesteros Carlos Leblanc Carlos Saldana Carole Cran Carole Morisset Caroline Elder Caryn Bernard Catherine Loughlin Catherine Stella Catherine Zurita Rodriguez Cati Ordeix Diaz Catriona Gillespie Cecile Buton Cedric Keuleers Celine Lerendu Cesare Maccarelli Chad Breaux Chad Williams Chaminda B Dissanayake Arachchige Chan King Ming Chan Van Weng Chanaka Pradeep Kumara Wanniarachchige Chandana Saman K D Kankanamge Chandrakant M Kulkarni Chantal Gevers Charanpreet Singh Latamba Charles Conner Charles Holloway Charles Jenkins Charles Jennings Charles McCurley Charles Oliver Charles Richard Goulden Charles Royce Charles Sikes Charles Stuart Charles Taylor Charlie Crowsley Chellan Kumar Chengmao Cao Cheryl McMahon Cheryl Page Chet Kieselhorst Chris Brown Chris Hebert Chris Longmuir Chris MacFarlane Chris Moore Chris Richnow Chris Smyth Chrissy Selleck Christal Essary Christelle Coquet Christelle Valentin Christian Bonikowski Christian Maestroni Christian Steinhoff Christiano DeSouza Christina Ball Christina Goncalves Christine Rankin Christoph Schöbel Christophe Andre Jacquin Christophe Bergot Christophe Chihaoui Christophe Ducros Christophe Jacquin Christopher Ackman Christopher Alvin Scarborough Christopher Black Christopher Collett Christopher Dowson Christopher Dias Christopher Dolan Christopher Green Christopher Hewitt Christopher Kaczmarczyk Christopher Kennell Christopher Reynolds Christopher Smith Christopher Stephens Christopher Tooley Christopher William Yates Christopher Wills Christopher Wishart Cicero Samson Cindy Lasseigne Cinzia Genre Claire Jameson Claire Richard Claire Valentine Claude Welfert Claude Winston Claudia Sonntag Claudius Schüer Clay Parrish Clifford Ross Clint Skinner Colin Brooks Colin Cave Colin Fisher Colin Goston Colin McDonald Colin MinnisColin Sartain Colter Thibodeaux Conny Bornkamp Consuelo Rodriguez Cora Timmermans-van de Water Corey Landry Corinne Guidez Corné van den Broek Craig Boyd Craig Ferris Craig Hastings Craig Kennedy Craig Lund Craig Mckay Craig McKellar Craig Mercer Craig Mercer Craig Neeley Craig Palmature Craig Porter Craig Whitelaw Crystal Bajer Crystal Scott Cynthia Bullock Cynthia Williams Cynthia Wilson Cyril K V Arachchige Cyril Merrier Cyril Pinto Dajanand Baboelall Dale Edwards Dale Kevin Keyser Dale Nunes Dale Plummer Damien Fagiana Dan Vultureanu Dana Kennedy Daniel Belcher Daniel Cooper Daniel Crockett Daniel Ismale Daniel Lotacono Daniel M John Daniel Milton Grahovac Daniel Wray Daniela Filos Daniela Keil Damian Sankar Danile Mauch Danilo Mendoza Danilo Paquibot Danny Greyson Danny Ferguson Danny Fernandes Danny Heuten Danny Levy Danny Quigley Daren Payne Darrell Gardin Darren Oakley Darren Luke Cuebillas Darren Mawby Darren Tipping Darwin Ferrer Daryl Benzy Daryl Paul Dusan Kunumal Dave Hague Dave Poole David Camm David Mahon David Berbis David Boucher David Brown David de Beer David Dunn David Dupuis David Evans David Flain David Flick David Karuoya Wanyoike David Knox David Kwiatkowski David Kyles David Lowe David Lydiard David Moore David McClure David McDonald David McDonald David Novak David Playle David Prince David Proctor David Rhodes David Ronald Butler David Russo David Ryan David Scrimgeour David Spence David Steel David Taylor David Tehinr David Thompson David Tumelty David van Acoleyen David Warnaka David Whitney David Wilson David Woolnough David York Davy van Hollebeke Dawn Alcock Dawn Curtis Brown Jackson Dayasiri T Acharige Dean Campbell Dean Groves Dean Thorne Deborah Davis Deborah Flojho Deborah van Efferen Debra Rambo-Increnato Deeann Scavone Denise Roberts Denise Sussman Dennis Allen Edmonds Dennis Bischoff Dennis Cooper Dennis Haller Dennis Kinnell Dennis Viator Derek Foster Derek Mason Derek Neilson Derik Allen Dore Derwin Olivier Dexter Bergeron Dharani Lachman Dianne Lapeyrouse Dickmar Orario Didier Pereira de Rezende Dietmar Kloss Dilan Sil Luca Diogenes Pugli Nejo Dion Higgins Dirk Hartbach Dixie Champagne Dominique Bunting Dominique Quentin Donal Russell Donald Anderson Donald Freeman Donald McClymont Donathan Cobstill Dondra Stang Donjohn Fernandes Donna Armstrong Donna Durand Donna Hogan Donna O'Brien Donna Simpson Donna Whalen Donovan Driscoll Dorian Coles Dorothee Charbonnier Dougie Brown Douglas Cheatham Douglas Lawford Drake Labiche Dustin Uhler Dwarkesh Sawant Dwayne Long Dwayne Poirier Dwayne Prince E. Janardhanan Eddy Tripoloni Eddy Zaire Edel-Karin Hovland Edgar M Mercado Edmundo Nieva Eduardo Colon Eduardo S Belgica Edward Aranha Edward Davidson Edward Jansens Edward Lim Kheng Guan Edward McKell Edward McKell Edward Rao Edward Ray Edward Sullivan Edward Tilghman Coleman Edwin Carreras Gomez Edwin van Ooijnen Elaine Lawson Eleanor Fraser Elene Loo Elizabeth Ridley Ellen Juxon Elmer V Mago Elton Fernando Payagalage Elvin Arnaud Emad Zahreddine Emilie Rougé Emily Flatly Emily Porter Emily Wilson Emma Spruce Enric Olivera Enrique Ramato Eric Colon Eric Hale Eric Hemard Eric Jarvis Eric Lebeauf Eric Marquant Eric Nicki Eric Sabatier Erick Ravaber Erika Vermaat Ernest Carlin Erol Adams Esther Hendrine Esther Tolodziecki Esther van Kooten Eugene Cates Eustaquio Cabrera Jr Eva Willems Evy S. Mykleburst Ezequiel Flores Fabian Fuentes Fabio Fuentes Farhat Anwar Khan Fernando B Lacaroz Finlay Wallace Fiona Takahashi Florentino Gentiles Folker van der Kaar Fotini Pratts Françoise Veazey Francois Nunez Francis Torres Vieira Francisco Contreras Franck Drouet Franck Le Corre Franck Marolleau Franck Molina Frank Schulze Fraser Durward Fraser King Fred Barrett Fred Dupont Fred Lamotte Fred Perry Freddy Welch Frederick Chana Frederik Le Brun Fulbert Patrick D'Souza Gabriel Gonsalves Gabrielle Goh Hui Koon Gareth Kloet Gareth Moseley Gareth Paul Evans Gary J Drake Garry McMahon Garry Mangold Garry Teare Gary Allan George Gary Campbell Gary Davies Gary Glen Gary Keenan Gary Lowery Gary Meador Gary Richards Gary Rusling Gary Sean Wellen Gary Windsor Gaston S Bezal Gavin Greene Gavin Hartley Gavin Urwin Gavin Woo Chen Chong Geert Knockaert Gemma Kirk Genaro Gonzalez Gene Murrell Geoff Conrad George Dickson George Duncan George Harland George Kruger George Long George Samir Fahmy George Walker George Walker George Whyte Gerald Guidry Gerald O Connor Gerald Wayne McNeese Gerardo Dela Cruz Gerardo Dizon Gerhard Gotsch Gerhard Jaco Foster Gerhard Till Gerhard Walski Gert Overheul Ghulran Fardi Gilles Cruz Gilles Royer Gireesh Dhande Gladian Jayaseelan Vagu Glenn Gravin Glenn Fletcher Gnanaratnam Mahesh Narmuttathu Gordon Broussard Gordon Moorhead Gordon Slater Gracy Simoes Graeme Pescud Graeme Sinclair Graham Ashley Turner Graham Blair Graham Morris Graham Martha Grant Greeff Grant Richardson Greg Dean Greg Gillies Greg Krelb Greg Morgan Greg O'Connell Greg Whiteside Gregory Padgett Gregory Stevenson Greig Robertson Guilherme du Groote Gunawardena V Chaminda Maranhe Gunapala Udugama Hitiyawe Gustavo Makovsky Davila Guy Renolte Hale Boudreaux Hank Nannings Hans Coffin Hans Molenaar Hans-Karl Trager Haraarachchi Harry Rindt Harry Verveer Hazol Wickramaratne Hareesh Chanassery Harikesavan Harikrishna Gopalan Hariprasad Maniyan Harley Thompson Harold McLallen Harold Rodgers Harold Waite Harry Henk Eshuis Henriette Pieters Hengert Quiñones Woodrow Heather Bedel Heinrich GriegerHelbert Omandan Helen Little Helena Fryer Helene Ith Schielin Hendrik Jan Molenaar Henk de Zwart Henk Eshuis Hooi Stevens Holger Heidrich Hubert Ransom Huey Bourque Hugh Heriberto Rios Herve Kreitz Herve Rutily Higgado Upul Chamindo Rathnaweera Hilario Mendes Hillery Grimes Ho Meng Kee Hoani Stevens Holger Heidrich Hubert Ransom Huey Bourque Hugh Boyd Hugh Morris Hugh Neil Iain McDougall Iain Ross Ian Barber Ian Cotterill Ian Rogers Ian Tideyles Hoogvliet Ignacio Rivasl Ika Lindner Indika U K Madurappulige Ingo Mathiszik Irene Brophen Irene Valentine Ireneo Deleos Santos Irineo Macrohon Jr Isaac A Adelerin Isabella Foster Isabelle Herve Issac Bensy Charuvukalayil Ivor Mathers Jacinto Martinez Jack Dene Jack Farrar Jackie Barley Jackie Broadbent Jaclyn Fortune Jaclyn Nowak Jacobus D W Botha Jacqueline Dunn Jacqueline Dunn Jacqueline Warren Jacqueline Zellner Jagjit Singh Jagrity Singh Jamao F. Jarrah James Bender Irene Valentine James Carpenter James Casey James Craig James Culp James Darroch James Elks James Farren James Fisher James Goates James Goldie James Gray James Hamilton James Jarvis James Keating James Kilpatrick James Kutty Chacko James Laverne Spires James Leedham James M Njoroge James McKenna James Morrison James Mylchreest James Praszník James Ramey James Richardson James Rogers James Shepherd James Slatter James Smith James Toh Kiam San James Yoakum Jamie Antaas Jamie Curtis Jamie Duhon Jammie Rodriguez Jan Aarts Jan Deheerin Jan van der Wardt Jan van Laar Jan van Wingerden Jan Willem Aret Janet D'Silva Janet Lavar Janice Bruce Jarkko Hietaoja Jasdeep Anand Jasmin Jungbluth Jason Adkins Jason Adkins Jason Bentley Jason Brannum Jason Brown Jason Carl Young Jason Cheetham Jason Cooper Jason Coyle Jason Kizina Jason Little Jason Maxwell Jason Maskal Jason Salkowitz Jason Seale Jason Smart Jason Tunnell Jason Wood Jasper van Driest Jean Bethel Jean Sicabaig Jean-Claude Raoul Jean-Francois Yokel Jean-Louis Merlin Jean Luc Delattre Jean-Michel Dufau Jean-Pierre Dumont Jeff Cadman Jeff Short Jeffery Loveless Jeffrey Campbell Jeffrey Hollingsworth Jeffrey Shaw Jeffrey William Indyk Jeffrey Wood Jennifer Francis Edmiston Jennifer McAllister Jennifer Rosario Jennifer Zurcon Jennifer Them Jenny Brennan Jenny McLean Jeremy Caspersz Jeremy Fish Jeremy Followell Jeremy Lovelace Jeremy Sackwell Jerome Cailliau Jerome David Jerome Reyes Jerry Comeaux Jerry Gerdes Jerry Sinclair Jesse Brazier Jessica Beaugh Jessica Ochoa Jessie Coco Jibrih Idris Oboh Jill Prado Jim Davidson Jim Duffy Jim Kelley Jim Kilpatrick Jim Love Jim McGlynn Jimmy Henderson Jimmy Nicholas Joachim Schneider Joanna Mayne Joanne Cameron Joao Baptista B Muanda Joaquim Fernandes Jockin John Joe Hastor Joe Kenneth Ketner Joel Fernandes Joe Kestner Johan de Jong Johan Kuijs Johannes George Visagie John Addison John Bale John Berghumans John Brady John Brocklehurst John Bullock John Choate John Crouse John David Styles John Davidson John Doherty John Downing John Eardley John Earl John Fabrega John Fraser John Glover John Harrower John Helsing John Holmeyer John Joseph Daly John Joseph O'Brien John Judge John Lampe John Little John Marks John McHarg John McKenna John McLaughlin John Messmer John Morris John Norman Wright John Norris John Park John Rakar John Richards John Robinson John Sarkies John Sibiski Jr. John Sibold John Van Vliet John Wiggins John Willerton John William Mills Joke Wildeboer Schut - van de Velden Jolsna Sajit Jon Breaux Jon Vidar Berg Jonas Brattebo Jonathan Hall Jonathan Martin Jonathan Harmon Jon Viator Jordan Armstrong Jose Antonio Gonzalez Jose Fernandez Jose Ignacio Schiavi Castro Jose Neri Cerbes Jose Omar Ulloa Jose Padilla Jose Quirna Josef Nowrocki Joselito Doxi Josep Madrid Joseph Bradley Joseph Cano Joseph Courville Joseph Croall Joseph Doyle Joseph Gallagher Joseph Harbough Joseph Hornburg Joseph Kropushek Joseph Page Joseph Smith Joseph Vincent Joshua Roi Joyce Granger Juan Alonso Juan Castro Juanita G Torres Jude Prasanna Mihindukulasooriya Jules Luquette Julia Sheppard Julian Ford Juliana Barbosa Julie Athersmith Julie Gilmer Julie Gray Julie Green Julie Oubre Julien Iniesta Julio Cesar De Souza Julio Cesar Ribeiro Pereira Julius Branch Julyo's Espiritu Jume Morgan Jürgen Mönnlein Jürgen Reimer Jurgen Verschoor Justin Carlisle Justin Copeland Justin Day Justina Crabtree Jyothi Zakariah K Daniel Dharmaraj K P Madhu Sudhanan K Devendran Karchana P Weerakoon Mudiyanselage Kannan Muniasamy Karen Baronat Karen Miller Karen Wales Karen Walker Karl Casey Karl Sullivan Karunasena Samarawickremage Kash Pandya Kate Grady Kate Orgill Katherine Coles Katherine Mercer Katherine Mercer Kathirgamathamby Balachandra Kathleen Kitchen Kathleen Wilkinson Katie Irim Kees Dielemans Keith Davison Keith Eaton

aggreko

Aggreko plc

Annual Information Update

In accordance with the requirements of the Prospectus Rule 5.2, the following summarises the information and documents published, or made available to the public, by the Company throughout the twelve months ended 20 March 2006.

1. RIS Announcements

The following UK regulatory announcements have been made via RNS a Regulatory Information Service and can be obtained from the London Stock Exchange's web-site, www.londonstockexchange.com/marketnews or from the Company's website, www.aggreko.com.

Date	Document
20/03/2006	Annual Report and Accounts – submitted to UKLA Document Viewing Facility
15/03/2006	Director Shareholding
09/03/2006	Final Results - Preliminary Announcement
20/02/2006	Holding in Company
03/02/2006	Directors' Interests
06/01/2006	Holding in Company
08/12/2005	Holding in Company
02/12/2005	Director Shareholding
02/12/2005	Director Shareholding
30/11/2005	Director Shareholding
30/11/2005	Director Shareholding
30/11/2005	Director Shareholding
25/11/2005	Holding in Company
15/11/2005	Trading Statement
02/11/2005	Holding in Company
28/10/2005	Director Shareholding
24/10/2005	Blocklisting Interim Review
21/10/2005	Director Shareholding
17/10/2005	Blocklisting Interim Review
11/10/2005	Director Shareholding
28/09/2005	Interim Report – submitted to UKLA Document Viewing Facility
19/09/2005	Additional Listing
15/09/2005	Interim Results – Preliminary Announcement
15/09/2005	Hurricane Katrina Update
05/09/2005	Hurricane Katrina
19/08/2005	Holding in Company
08/08/2005	Holding in Company
25/07/2005	Holding in Company
21/06/2005	Holding in Company

20/06/2005	Director Declaration
01/06/2005	Directors' Interests
31/05/2005	Directors' Interests
26/05/2005	Directors' Interests
25/05/2005	Directors' Interests
25/05/2005	Directors' Interests
25/05/2005	Acquisition of Temperature Control Fleet in North America
20/05/2005	Directors' Interests (2 announcements)
18/05/2005	Directors' Interests
17/05/2005	Directors' Interests
13/05/2005	Directors' Interests
12/05/2005	Directors' Interests
06/05/2005	Holding in Company
06/05/2005	Notice of Interim Results
05/05/2005	Director Shareholding
03/05/2005	Board Appointment
03/05/2005	Investor Visit
27/04/2005	Result of AGM
27/04/2005	Uganda Contract
27/04/2005	AGM Statement
22/04/2005	Blocklisting Interim Review
21/04/2005	Holding in Company
15/04/2005	Holding in Company
15/04/2005	Blocklisting Interim Review
08/04/2005	Aggreko PLC Share price
22/03/2005	Letter of Award in Uganda

Copies of documents referred to as having been filed with the UK Listing Authority Document Viewing Facility at Financial Services Authority, The North Colonnade, Canary Wharf, London can also be obtained from the Company Secretary at Aggreko plc, 121 West Regent Street, Glasgow, G2 2SD or from the Company's website as stated above.

2. Documents filed at Companies House

The documents listed below were filed with the Registrar of Companies at Companies House on or around the dates indicated and can be obtained from Companies House at Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB, or through Companies House Direct at www.direct.companieshouse.gov.uk.

Date	Document
10/3/2006	Form 88(2) - Allotment of Shares
24/2/2006	Form 88(2) - Allotment of Shares
14/2/2006	Form 88(2) - Allotment of Shares
6/1/2006	Form 88(2) - Allotment of Shares
22/12/2005	Form 88(2) - Allotment of Shares
19/12/2005	Form 88(2) - Allotment of Shares
15/12/2005	Form 88(2) - Allotment of Shares
5/12/2005	Form 88(2) - Allotment of Shares

2/8/2005	Annual Return Form made up to 21 July 2005
20/7/2005	Form 88(2) - Allotment of Shares
1/7/2005	Form 288 - Appointment of a Director
1/6/2005	Form 88(2) - Allotment of Shares
23/5/2005	Form 88(2) - Allotment of Shares
3/5/2005	The Annual Report and Accounts of the Company for the year ended 31 December 2004.
3/5/2005	An extract of the Annual General Meeting of the Company containing the two Special Resolutions that were tabled.
3/5/2005	Form 288c Change of Particulars for Director

In accordance with Article 27.3 of the Prospectus Directive, we confirm that, to the best of our knowledge, the information relating to the Company, as referred to above, was up-to-date at the date of publication, but it is acknowledged that such disclosures may, at any time, be out of date due to changing circumstances.

Further enquiries:

Paul Allen,
Company Secretary
Telephone: 0141 225 5900

27 April 2006

INSIDE



www.aggreko.com/investors

On our website
Visit our investors' section at **www.aggreko.com/investors** for the following:
- Preliminary Results Announcement 2005
- Annual Reports and Accounts
- Preliminary Results Presentation
- IFRS Analyst Briefing March 2005
- Interactive Charting 2000-2005
- Major Projects 2005 – Image Gallery

HIGHLIGHTS

Performance

	2005	2004[3]	Movement As reported %	Movement Constant Currency %
Revenue £m	417.7	323.6	29.1	27.7
Trading profit £m	59.6	45.1	32.2	30.2
Profit before tax £m	56.4	42.5	32.8	
Diluted EPS pence	13.72	10.79	27.1	
Dividend per share pence[2]	6.11	5.82	5.0	

Revenue £m

Year	£m
2005	417.7
2004	323.6
2003	331.8
2002	340.1
2001	325.8

Trading profit £m

Year	£m
2005	59.6
2004	45.1
2003	42.1
2002	58.2
2001	73.5

Profit before tax £m

Year	£m
2005	56.4
2004	42.5
2003	40.1
2002	55.1
2001	67.1

Diluted eps pence

Year	pence
2005	13.72
2004	10.79
2003	10.14
2002	13.02
2001	15.70

Dividend per share pence

Year	pence
2005	6.11[2]
2004	5.82
2003	5.65
2002	5.55
2001	5.30

1 The 2005 Financial Statements represent the first time adoption of International Financial Reporting Standards (IFRS) as described in Notes 1 and 2 on pages 63 to 74. Accordingly, the results for the year ended 31 December 2004 have been restated. Details of the impact of the transition to IFRS can be found in Note 2 to the Accounts.

2 The Board is recommending a final dividend of 3.77 pence per ordinary share which, when added to the interim dividend of 2.34 pence, gives a total for the year of 6.11 pence per ordinary share.

Under IFRS the liability for a final dividend is only recognised in the period when it is approved and therefore these Accounts do not reflect the final dividend of 3.77 pence per share (2004: 3.57 pence). The dividends in these Accounts represents the final dividend for 2004 of 3.57 pence per share and the interim dividend of 2.34 pence per share which were paid during 2005.

3 The 2004 numbers are pre the 2004 full year exceptional item of £15.0 million.

WHAT WE DO

Our business

Aggreko provides solutions to customers who need power, temperature control, or oil-free compressed air either very quickly, or for a short period of time.

We do this on a global basis, with over 100 service centres in 25 countries; in 2005 we served customers in more than 80 countries. The solutions we provide range from the simple to the very complex, for example:

- the hire of a generator over a weekend for a music festival;
- multi-million pound contracts to help maintain production in petrochemical plants;
- air conditioning for an office building after a breakdown; and
- power for entire cities in times of emergency.

Revenue by product



1
2
3
4

		£m
1	Power	202.9
2	Temperature control	66.7
3	Oil-free air	22.8
4	Services	125.3

The distinguishing features of our business are:

- The products and services we provide are mission-critical. Power, temperature control, and oil-free compressed air are services on which our customers are totally dependent. Most of them use our services only occasionally – but when they do, they rely on us to keep their business or operation running.
- We operate internationally. This means that we can respond to events as they happen anywhere around the world.
- We are organised to address all segments of the market – we excel in managing both major projects on an international basis, and high-volume short-term rental on a local basis.
- We are completely focused on the rental of power, temperature control and oil-free compressed air. We have technical expertise, equipment, skills and experience on a scale, and to a depth, that we believe nobody else can rival.

As a result, Aggreko has grown to be the market leader, with outstanding people, strong customer relationships and an excellent reputation.

WHERE WE DO IT

Locations

Aggreko is a locally-focused business that has a global reach through an international network of service centres spanning North and South America, Europe, the Middle East, Asia and Australia. We combine local knowledge with global capability. Our staff have on-the-ground experience in their own markets, while having access to the knowledge of colleagues all over the world.

Being close to our customers means we can be there in an emergency, able to respond quickly to their needs. At the same time, as a global business we can use our resources strategically, moving staff and equipment around the world – to wherever our customers need them.

We are in:

Europe
Antwerp
Berlin
Leipzig
Hamburg
Muelheim
Munich
Frankfurt
Aachen
Barcelona
Madrid
Paris
Lille
Mulhouse
Lyon
Nantes
Marseille
Bordeaux
Toulouse
Le Havre
Portlaoise
Milan
Papendrecht
Oslo
Egersund
Cannock
Glasgow
Aberdeen
Dumbarton
Doncaster
Newcastle
Manchester
Fareham
Plymouth
Great Yarmouth
Port Talbot
London
Bristol
Bedford
Nuneaton
Middle East
Abu Dhabi
Jebel Ali
Sharjah
Bahrain
Kuwait
Doha
Jeddah
Al Khobar
Yanbu
Muscat
Asia
Hong Kong
Shanghai
Singapore
Africa
Tunis
Lagos
Australasia
Darwin
Newcastle
Townsville
Kalgoorlie
Karratha
Sydney
Brisbane
Melbourne
Perth
Auckland
Fiji
South America
Macae
Montevideo
Caracas
North America
Mobile
Baton Rouge
Lake Charles
Houston
Beaumont
Dallas
New Iberia
New Orleans
San Antonio
Corpus Christi
Oklahoma City
McAllen
Bridgeport
Boston
Linden
Baltimore
Chicago
Detroit
Cleveland
St. Louis
Kansas City
Memphis
Nashville
Charleston
Cincinnati
Calvert City
Decatur
Jacksonville
Atlanta
Fayetteville
Richmond
Denver
Los Angeles
San Francisco
Las Vegas
Phoenix
Hollywood
Tampa
Chickasha
San Juan
Toronto
Sarnia
Montreal
Columbia
Sacramento

A full list of our locations is available on www.aggreko.com/ourcompany/locations

THE MARKET

Our market

Customers come to Aggreko when they need power, temperature control or oil-free compressed air. They might need it very quickly, for example when a power transformer fails in the local electricity grid, or they may need it for such a short period of time that it is not economically viable to purchase a permanent installation, for example, a major sporting event might need additional power and cooling for only a few days.

The nature of Aggreko's business means that it is 'event-driven' – our customers turn to us when something unusual happens. 'Events' range from the very large and infrequent to the small and recurrent, such as local power failures.

Examples of high-value, infrequent events or situations we have worked on include:

- Post-war reconstruction – Afghanistan and Iraq
- Hydro-electric power shortage – Sri Lanka and Venezuela
- Major sporting events – British and US Golf Opens, 2004 European Football Championships
- Major natural events – Hurricanes Katrina and Rita.

Examples of lower-value, more frequent events on which we might work are:

- An oil refinery needs additional cooling during the summer to maintain production throughput
- A glass manufacturer suffers a breakdown in its plant and needs power and oil-free-air compressors while its own equipment is being repaired
- A city centre needs chillers to create an ice-rink for the Christmas period.

Demand is created by events which differ in value and frequency (illustrative)


Value per occurrence
£1,000s
£10,000s
£100,000s
£1,000,000s
£10,000,000s
Construction
Factory breakdown/ maintenance
Utility breakdown/ maintenance
Entertainment
Telecoms roll out
Storms
Utility augmentation
War
Power crisis
Y2k
Occurrences per year
>1
10s
100s
1,000s
10,000s
100,000s

THE MARKET

What is driving market growth?

We estimate that the market for the short-term rental of power, temperature control and oil-free compressed air is growing at some 2% above GDP. So if GDP grows at 3% on average, our market should grow at 5%, and will be worth about £1.4 billion by 2008.

Growth in Aggreko's Local business is driven by four main factors:

- GDP – as an economy grows, so does demand for energy.
- Propensity to rent – how inclined people are to rent rather than buy. This is driven by issues such as tax treatment of capital assets and the growing awareness and acceptance of outsourcing.
- Price – this is linked to the first two, but is also dependent on rental equipment availability: if there is a surplus, prices will decline.
- Events – high-value/low-frequency events change the size of a market, although only temporarily. For example, the scale of Hurricane Katrina led to a short-term surge in temporary power demand in the areas affected by the hurricane.

These factors also affect our International Power Projects business. There are however two factors in particular driving the growth in the power utilities market in developing countries:

- In the early stages of economic development, power demand increases very rapidly as economies industrialise and consumers buy power-hungry products such as televisions and air-conditioners. Many developing countries around the world find it hard to increase power capacity in line with this demand, which leads to power cuts. This can be immensely damaging to economic development.
- Growing affluence in many developing countries means that people are becoming ever-more dependent on power and increasingly intolerant of power failures. Governments react to this and seek to find ways of providing fast solutions to power shortages.

The total market was worth £1.1 billion in 2003, and is growing by an average of 5%


2003
2008
1,110
1,366
CAGR[1] 5%

Source: Aggreko, Bain projections

Local power / Temperature control / Oil-free air / Power projects

[1] Compound Annual Growth Rate

Our two different business models

Aggreko is organised around two different business models.

Local business

Our Local business focuses on the smaller, more frequently occurring, events. Although most of this business has a lead-time of more than 12 hours, about 25% of its revenues come from responding to emergencies. It is therefore essential to have the capability to deploy equipment and people to the customer's site within a matter of hours. This business operates from over 100 service centres in North America, South America, Europe, the Middle East, Asia and Australia. These service centres look after customers who are typically within a radius of 150 miles and they offer the complete range of our products and services. An average contract in this business would be worth around £5,000 and last 2-3 weeks. In 2005 the Local business accounted for 78% of our revenues excluding pass-through fuel revenue[1], amounting to some £308.3 million.

[1]Pass-through fuel revenue relates to contracts in our International Power Projects business where we pass on fuel costs to the customer at a minimal margin.

International Power Projects

Our International Power Projects business concentrates on very large contracts. Most contracts in this business are worth over £1 million and some can be worth over £10 million. Customers are mainly in developing countries and include power utilities, governments, armed forces, oil companies and mines. A typical contract in this business would be for the rental of 20-25 megawatts (enough to power over 10,000 households) for 6-9 months. We use standardised equipment: 1 megawatt containerised units assembled to our specification in our own facility in Scotland. These generators are designed specifically to be easily transportable, reliable and robust. Power projects can arise anywhere in the world and the required response time is generally days or weeks rather than hours. To support these projects we concentrate our fleet in five hubs – in South America, Africa, Europe, the Middle East and Asia. From each hub large amounts of equipment can be shipped or flown to wherever it is needed. In 2005, our International Power Projects business generated revenues of £86.6 million, or 22% of Aggreko's total revenue excluding pass-through fuel revenue.

Who are our customers?

Aggreko serves every industry that uses power, temperature control, or oil-free compressed air, making our customer-base very diverse, both in terms of geography and market segment.

Revenue by customer segment

Excluding pass-through fuel revenue



1
2
3
4
5
6
7
8

		%
1	Utilities	20
2	Services	15
3	Oil & Gas	15
4	Manufacturing	14
5	Construction	13
6	Military	9
7	Entertainment	5
8	Other	9

Source: Aggreko internal reports

Revenue by geography

Excluding pass-through fuel revenue



1
2
3
4
5

		%
1	North America	36
2	Europe	29
3	Middle East and Africa	22
4	Asia and Australasia	8
5	South America	5

Source: Aggreko internal reports

THE MARKET

Our market share

We estimate that we have around one quarter share of the global market for rental, power, temperature control and oil-free compressed air. In the Local business, Aggreko is number one or two in all the major markets in which we operate.

Competitive environment

There is no single competitor that operates across the same geographic and product markets as Aggreko.

The majority of our competitors in the Local business are small, privately-owned businesses operating in a single country, and often in just a particular part of a country. In most countries, competition is intense, but the competitors will tend to vary country to country. There are a relatively small number of larger companies which compete with us across a number of countries. As well as specialist rental companies, Aggreko has to compete against general rental companies in the plant hire industry, many of which are large and who offer power, temperature control or compressed air as an ancillary product.

To compete on a global basis in the International Power Projects business, requires a large fleet and the ability to sell and deploy it around the world. No other company has the integrated global network that Aggreko has developed which allows us to move fleet rapidly around the world to areas of high demand. However, regionally, Aggreko often competes on a project-by-project basis with the local companies – often distributors of major power equipment manufacturers such as Caterpillar and Cummins.

Four types of competitor in the Local business



Examples
2
multinational
Aggreko, CAT
15-20 regional
GE, Atlas Copco,
Longville, Bredenoord
Hundreds of national
LCH, LMI,
Power Electrics
Thousands of small independents

Regulatory environment

A commentary on our regulatory environment can be found in our corporate social responsibility report on pages 30 to 34.

Chairman's Statement



Philip Rogerson
Chairman

Introduction

I am pleased to report that 2005 has been a very successful year for Aggreko, both in terms of trading and the implementation of our strategy that was announced in March 2004.

Strategy

The strategy is working well and has produced excellent results. We have seen strong demand for our services, particularly in North & South America, the Middle East, Africa and Australasia. Our performance in Europe has not been as strong, but we are now positioned to start making progress in 2006.

Trading

Reported revenue at £417.7 million (2004: £323.6 million) was 29.1% higher than 2004, while revenue in constant currency and excluding pass-through fuel revenue from our contracts in Sri Lanka and Uganda increased by 22.1%.

Profit before tax increased by 32.8% to £56.4 million (2004: £42.5 million); profit after tax was £36.7 million (2004: £29.0 million), growth of 26.7%. Consequently earnings per share have risen 27.5% to 13.81 pence (2004: 10.83 pence).

Net debt increased to £102.9 million (2004: £82.1 million), largely as a result of increased capital expenditure of £80.2 million (2004: £56.1 million). Over 90% of this capital investment was spent on our rental fleet to support the strong growth in the business. Looking ahead we estimate that fleet capital investment in 2006 will be around £120 million.

Dividend

Aggreko's financial position remains strong, as measured by net assets of £208.2 million (2004: £178.5 million) and interest cover of 14.1 times (2004: 11.8 times). With this in mind, the Board is recommending a final dividend of 3.77 pence per ordinary share which, when added to the interim dividend of 2.34 pence, gives a total for the year of 6.11 pence per ordinary share, representing a 5% increase on 2004. At this level, the dividend would be covered 2.26 times. Subject to approval by shareholders, the final dividend will be paid on 19 May 2006 to ordinary shareholders on the register as at 21 April 2006, with an ex-dividend date of 19 April 2006.

Employees

Aggreko's strong performance, in an exceptionally busy year, is due to the skills, knowledge and hard work of our employees. Their commitment and determination deserve my thanks and those of the Board.

Chairman's Statement continued

Board

I would like to take this opportunity to welcome Kash Pandya to the Board, in his capacity as Regional Director of Europe. Kash joined Aggreko in July 2005, having previously been Chief Executive of Johnston Group plc, and prior to that President, Europe, Asia & South America of APW, the world's largest manufacturer of specialist cabinets and enclosures for the telecoms and computer industries.

Outlook for 2006

We enter 2006 with strong momentum, and we expect to make good progress relative to the first half of 2005, although the comparators in the second half will be challenging after what has been an exceptional end to 2005.

In North America, almost all of the work related to the storms of 2005 has ended, but we are still seeing encouraging levels of business growth.

In Europe, we are beginning to see the benefits of the cost reductions implemented in the second half of 2005, and expect to be able to show meaningful progress in the first half of 2006.

Aggreko International's Local business is enjoying good trading, with strong demand in all its markets.

The International Power Projects business has had a very strong start to the year, with high utilisation of a fleet that is significantly larger than last year. As always, this business is subject to externally driven events, but we expect a strong first half against a relatively weak comparator.

As ever at this early stage, there is limited visibility of the likely out-turn for the current year, but, notwithstanding the exceptional events of last year, we expect to make further progress against 2005.



Philip G Rogerson
Chairman

9 March 2006

Operating and Financial Review



Rupert Soames
Chief Executive



Angus Cockburn
Finance Director

Strategy

In March 2004 we announced the outcome of an in-depth review of Aggreko's strategy. This review had started some nine months earlier and covered every aspect of our business. It has been the basis of our business planning over the past two years. It concluded that Aggreko needed to have two different business models: a Local business model, which markets the complete range of our services to customers within easy reach of our service centres; and an International Power Projects business model which hires large power plants on a global basis to power utilities, the military and major industrial users.

Local business

There are two key objectives that underpin our strategy for the Local business.

The first relates to customer service. Our customer surveys show that Aggreko is regarded by our customers as providing industry-leading levels of service. The first objective of our strategy is to create and maintain a clear differentiation between our offering and that of our competitors. The biggest opportunity for differentiation lies in the attitude and expertise of our staff, the geographic reach of our operations, the availability of a broad range of equipment, and the ability to respond 24 hours a day 7 days a week.

The second objective of our strategy is to be the most efficient specialist rental company. This will enable us to provide outstanding customer service at a price the customer is willing to pay while maximising return on capital. In a business in which there are large numbers of relatively low-value transactions, short lead-times and complex logistics, an essential pre-condition of efficiency is having high quality systems and processes.

Both of these objectives have been addressed by a two-year restructuring programme, which commenced in March 2004, for our Local business which for some years had been suffering declining profitability and returns.

Operating and Financial Review continued

We implemented a new operating model for our Local businesses in Europe and North America. This "hub-and-spoke" model has two types of service centre: hubs hold our larger items of equipment and provide service and repair facilities. Spokes are smaller and act as logistics points from which equipment can be delivered quickly to a customer's site. The hubs and spokes have been organised into areas in which a manager has responsibility for the revenues, profitability and use of capital within that area. In this new model, most administrative and call handling functions are carried out in central rental centres.

This new model is delivering a range of benefits. For our customers, it means higher and more consistent levels of service and response. For Aggreko's Local business, it means an operating model which should allow us to increase revenues faster than costs. In other words it is allowing us to develop a more scalable business model and, as revenues increase, to improve our margins.

A further benefit of the new model is that profit and capital employed can be measured at the same point in the organisation. Historically, because of the size of our service centres and the frequency with which rental equipment had to move between them, capital employed was not measured at the same level as profitability. A key feature of our culture is to devolve responsibility and authority to the lowest point at which we can measure return on capital employed which is the key metric of efficiency in any business as capital intensive as ours.

An integral part of the strategy for the Local business is the implementation of our new Enterprise Resource Planning (ERP) system which will provide a single, global, IT system for managing our business. Historically, many of our service centres used inefficient and old software packages, some of which were no longer supported by the original vendors. The new system will also give us greatly improved visibility of the business, which will enable us to drive improvements in operating efficiency. During the next six months we expect to complete the roll out of the new system in our North American and European businesses.

International Power Projects business

This business has grown rapidly in recent years, building an enviable reputation in delivering large power packages, often into remote locations around the world. Historically the bulk of our business was concentrated in the Middle East and West Africa with minimal presence elsewhere. By rapidly expanding our geographic coverage, we are able to address a significantly greater proportion of the global market. Of particular interest are power utilities which in many regions are highly reliant on hydro power. While this can be a cost-effective form of energy, it is very dependent on rainfall which can vary widely from year to year, leading to potential short-term shortages in power supply.

Equipment – new development

NHC/2100

Equipment Category GreenPower

Equipment Type 2100 kVA 40 foot stackable containerised generator

Application Temporary power supply

Features & Benefits

- Standard ISO container for ease of transportation
- Containment base to prevent fuel spillage
- Low noise, high ambient capability
- Synchronising & load sharing capability as standard
- Large capacity fuel tank with automatic fill and drain system



Aggreko Local business

	2003	2005	CAGR[2]
Revenue (£m)	258	308	9%
Trading profit (£m)	27	41	24%
Trading margin	10%	13%	
Return on capital employed[1]	11%	18%	

Key Objectives: International Power Projects

- **Expand the business geographically**
  During 2005 the International Power Projects business operated in 41 countries as compared to 34 in 2003. Of these 41 countries, 18 were ones in which we had not operated previously. We have been particularly successful in expanding our business in South America, where revenues have grown from $1.9 million in 2003 to $20.6 million in 2005.

- **Reduce exposure to military through growing the utilities business**
  A key objective has been to grow our utility business worldwide to offset our exposure to the inherently more volatile military sector. We have made good progress with this objective with the proportion of revenues (excluding pass-through fuel) from utilities growing from 43% in 2003 to 53% in 2005, while at the same time military reduced from 37% of revenues to 30%. Despite the dilutive effect this change of business mix has had on margins, returns on capital in the business remain attractive at 20%.

- **Development of gas-fuelled temporary power solution**
  Our new gas-fuelled product was launched successfully, late in 2004. We currently have two operational sites, one in Africa and the other in Asia. While we are at an early stage in the development of this market, it has the potential to be an important contributor to our future growth.

- The impact of our strategy is illustrated in the results achieved to date, as shown in the table below.

International Power Projects

	2003	2005	CAGR[2]
Revenue excluding pass-through fuel (£m)	66	87	15%
Trading profit excluding pass-through fuel (£m)	15	18	9%
Trading margin excluding pass-through fuel	23%	21%	
Return on capital employed[1]	26%	20%	

Summary

The strategy we set out in March 2004 is working well and has produced excellent results. We believe that we have strengthened our competitive position globally, and in particular in North and South America, the Middle East, Africa and Australasia. Our performance in Europe has not been as strong, but we are now positioned to start making progress in 2006.

In terms of the Local business we will continue to drive operational improvement, focusing on turning our ERP system into a competitive advantage. We intend to grow our market share in North America and Europe and we will expand our international Local business coverage by opening service centres in new countries. As well as organic growth we will also look for opportunities to grow our business through the acquisition of companies or assets in our core, or adjacent, markets. An example of such an acquisition was our purchase of the temperature control rental fleet of Prime Energy in North America, in 2005.

1 Calculated using average net operating assets
2 Compound annual growth rate

As described above the International Power Projects business has made good progress expanding further in Africa, South America and Asia. Our strategy is to continue to invest in this business to enable it to grow on a global basis; this will deliver increasing revenues and profits and will further reduce the volatility inherent in the power projects business. We believe that the drivers of demand in this business are strong, and will remain so as long as developing countries grow their economies. Aggreko's ability to offer these countries large amounts of reliable power, immediately available and delivered to the point of need, will greatly assist their development and act as a bridge between their short-term power requirements and the installation of permanent capacity.

Management of resources

This section describes how we manage our key resources to deliver the strategy outlined above.

People

Aggreko has over 2,000 employees around the world, and they are united by a unique culture. This culture is hard to describe, but phrases such as "customer focused", "can-do", "completely dependable" capture part of the ethos of Aggreko employees. It has developed through the years, and derives from the fact that very often Aggreko is helping people and businesses to recover from, or to avoid, emergencies or disruption. Examples include the failure of the power supply to a hospital, or the provision of cooling to a pharmaceutical manufacturer, customers are dependent on Aggreko people to keep things running, often under very difficult circumstances. Our people are highly skilled and many of them have years of experience. They are used to reacting quickly, getting the job done professionally and safely, and they always respond well in a crisis.

Given the environment in which we operate it is essential that our people are properly trained, given the correct level of responsibility and accountability to make decisions on a timely basis and are remunerated and incentivised appropriately. Each part of the business has training programmes in place to ensure that all our employees have the necessary skills to perform their roles to a high level. This training is a combination of on-the-job learning and specific skill development through training courses. A major component of this training is related to Environmental Health and Safety (EH&S) issues. More detail of our EH&S policies is given on pages 30 to 34.

The Company's remuneration policy which is described on page 49 is aligned with the key objectives of growing earnings and delivering strong returns on capital. To underline this point the Company's long term incentive scheme is based on both earnings per share and returns on capital employed targets.

Physical assets

Many rental businesses provide standard products to their customers. The car or hammer-drill you rent is the same as the one you can buy. Aggreko's equipment is different; manufacturers of generators, temperature control equipment and compressors generally design their products to be installed in a location and stay there for their useful lives. For our business, however, this equipment has to be lifted and transported thousands of times during its working life. It must be able to work in extreme conditions – the same generator might be working in –30°C on an oil rig in Russia one week, and in +45°C in the Saudi Arabian desert the next. Designing and building equipment that can do this while remaining safe and compliant with environmental and safety regulations is a key skill of Aggreko. Our rental equipment is developed by a specialist team based in Dumbarton, Scotland, which understands the requirements of the environment in which the fleet operates. Not only do we have industry-leading equipment, we also have a great deal of it – £653 million worth at original cost.

Managing this equipment is a key part of Aggreko's management tasks. All material investment decisions are justified against benchmark internal rates of return, and we monitor utilisation daily. Fleet is frequently moved between countries to optimise utilisation, and our new ERP system will give us the ability to manage our fleet on a real time basis across the world, which in turn will enable us to optimise its deployment and returns.

Financial resources

The Group maintains sufficient facilities to meet its normal funding requirements in respect of on-going working capital and capital expenditure over the medium term. These facilities are primarily in the form of bank facilities arranged on a bilateral basis with a number of international banks. The Group does not consider that the financial covenants contained in the facilities are restrictive to its operations. The Group's borrowings were £111.2 million at 31 December 2005, and net debt amounted to £102.9 million. At that date undrawn committed facilities were £98.3 million.

Equipment – new development

NHC/2100

Equipment Category GreenPower

Equipment Type 2100 kVA 40 foot stackable containerised generator

Application Temporary power supply

Features & Benefits

- Standard ISO container for ease of transportation
- Containment base to prevent fuel spillage
- Low noise, high ambient capability
- Synchronising & load sharing capability as standard
- Large capacity fuel tank with automatic fill and drain system



Equipment – additions to fleet

GHP/125

Equipment Category Power

Equipment Type 125 kVA Canopy Generator

Application Temporary power supply

Features & Benefits

- Lifting Beam & Forklift Pockets for ease of lifting and transportation
- Fully bunded baseframe to prevent fuel spillage
- Low noise
- 24 hr fuel tank

NHC20/800

Equipment Category GreenPower

Equipment Type 800 kVA containerised generator

Application Temporary power supply

Features & Benefits

- Standard ISO container for ease of transportation
- Containment base to prevent fuel spillage
- Low noise, high ambient capability
- Synchronising & load sharing capability as standard

WCC400

Equipment Category Temperature Control

Equipment Type 400 kW fluid chiller

Application Process cooling, comfort cooling

Features & Benefits

- Portability & stackability
- Easy & quick set-up
- Low temperature capability
- Integrated ruggedly constructed frame
- Low noise


WCC400
GHP/125
NHC20/800

Review of Trading

Group Trading Performance

Aggreko's performance during 2005 has been very strong, particularly in our North American and International businesses, and reflects the impact of the strategy review carried out in 2003.

As reported, Group revenue at £417.7 million (2004: £323.6 million) was 29.1% higher than 2004, while Group trading profit of £59.6 million (2004: £45.1 million) was 32.2% ahead of 2004. This resulted in an increase in Group trading margin from 13.9% in 2004 to 14.3% in 2005. Return on capital employed, measured as operating profit divided by average net operating assets, improved to 18.5% (2004: 14.9%).

Group profit before tax increased by 32.8% to £56.4 million (2004: £42.5 million); profit after tax was £36.7 million (2004: £29.0 million), growth of 26.7%. The higher tax charge arose from the increased proportion of profits arising in North America, where rates of tax on profits are higher than the average for the Group. Earnings per share grew 27.5% to 13.81 pence (2004: 10.83 pence).

	2005 £ million	2004[1] £ million	Movement As reported	Movement Const currency
Revenue	**417.7**	323.6	29.1%	27.7%
Revenue excl pass-through fuel	**394.9**	320.2	23.3%	22.1%
Trading profit	**59.6**	45.1	32.2%	30.2%
Operating profit	**60.7**	46.4	30.7%	28.9%
Net interest expense	**(4.3)**	(3.9)	(8.8)%	
Profit before tax	**56.4**	42.5	32.8%	
Taxation	**(19.7)**	(13.5)	(45.8)%	
Profit after tax	**36.7**	29.0	26.7%	
Basic earnings per share (pence)	**13.81**	10.83	27.5%	

[1] Results are pre 2004 exceptional items

In 2005 currency movements had less of an impact on our reported results than in previous years, increasing revenues by £3.4 million and trading profit by £0.7 million on a like-for-like basis. Our new contract in Uganda has brought with it a very large fuel supply element, which we pass-through to the customer at a minimal margin, in an arrangement similar to that which we have operated successfully in Sri Lanka for many years. The millions of pounds of revenue generated by these fuel supply contracts can lead to very large variations in our reported revenue and our trading margins, but have little impact on profits. During 2005, Sri Lankan and Ugandan fuel accounted for £22.8 million (2004: £3.4 million) of reported revenues of £417.7 million.

As described in the section below on North America, the year also saw a quite exceptional level of revenue related to hurricanes and high autumn temperatures in the southern United States. We think it unlikely that such a high level of demand will recur, and estimate that the impact of these exceptional circumstances was to increase revenues by approximately £10 million, and trading profits by £5 million.

Excluding the impact of these additional storm revenues, as well as the currency movements, and the pass-through fuel revenues described above, Group revenues grew on an underlying basis by 19.2% (as reported: 29.1%) and trading profit by 18.7% (as reported: 32.2%).

In terms of the balance sheet, net debt increased to £102.9 million (2004: £82.1 million), largely as a result of capital expenditure which increased to £80.2 million (2004: £56.1 million), at which level it stood at 127% of the depreciation charge. £73.7 million of the capital investment was on new rental fleet. Working capital increased by £19.5 million in the year, largely as a result of the very high levels of trading in the fourth quarter.

Regional Trading Performance

As part of our adoption of International Financial Reporting Standards (IFRS), we have changed the way we report our trading to provide a more detailed segmental breakdown of revenue and profits. This will give greater visibility of the performance of the component parts of the business.

In terms of management structure, Aggreko's operations are managed by three Regional Directors reporting to the Chief Executive, each of whom is responsible for a geographic area. George Walker and Kash Pandya (who joined the business in June 2005) manage our Local businesses in, respectively, North America and Europe; Derek Shepherd manages Aggreko International, which comprises the International Power Projects business as well as our Local businesses in the Middle East, South America and Asia-Pacific.

		Revenue			Trading Profit		
Management Group	Geography	2005 £ million	2004 £ million	Change %	2005 £ million	2004 £ million	Change %
Local Business							
North America	USA & Canada	**141.7**	107.4	31.9%	**26.5**	16.7	59.1%
Europe	Northern Europe	**58.7**	54.1	8.3%	**4.5**	3.7	23.9%
	South & Central Europe	**55.9**	52.1	7.4%	**0.9**	3.2	(71.1)%
International Local Businesses	Middle East, Asia-Pacific, South America	**52.0**	38.9	33.8%	**9.5**	5.8	62.6%
Sub-total Local Business		**308.3**	**252.5**	**22.1%**	**41.4**	**29.4**	**41.2%**
International Power Projects							
International	International Power Projects excl pass-through fuel	**86.6**	67.7	28.1%	**17.7**	15.8	11.4%
International	Pass-through fuel	**22.8**	3.4		**0.5**	(0.1)	
Sub-total International Power Projects		**109.4**	**71.1**	**54.0%**	**18.2**	**15.7**	**15.6%**
Group		**417.7**	**323.6**	**29.1%**	**59.6**	**45.1**	**32.2%**
Group							
	North America	**141.7**	107.4	31.9%	**26.5**	16.7	59.1%
	Europe	**114.6**	106.2	7.9%	**5.4**	6.9	(20.6)%
	International	**161.4**	110.0	46.8%	**27.7**	21.5	28.3%
Group		**417.7**	**323.6**	**29.1%**	**59.6**	**45.1**	**32.2%**
Group excluding pass-through fuel		**394.9**	**320.2**	**23.3%**	**59.1**	**45.2**	**30.7%**

The performance of each of these regions is described below, segmented as appropriate to reflect the new IFRS segmental reporting:

Local Business: North America

	2005 $ million	2004 $ million	Change %
Revenue	**257.6**	196.8	30.9%
Trading profit	**48.2**	30.5	57.9%

Our Local business in North America had an excellent year, building on the successful turnaround achieved in the business during 2004. This performance was the result of a combination of strong base business growth across all areas during the full year and an extraordinary hurricane season in the second half. Revenue of $257.6 million was 30.9% ahead of the previous year; trading profit increased by 57.9%; trading margin increased from 15.5% to 18.7%.

Prior to 2004, storm related revenues in North America have generated revenues of between $6 million - $10 million. In 2004 we had our busiest hurricane season on record with revenues of $13 million, but in 2005 hurricane related revenue amounted to an unprecedented $32 million, as a result of the impact on major conurbations of Hurricanes Katrina and Rita. Our employees in North America responded superbly to the considerable operational challenges of the 2005 hurricane season, but most particularly in the aftermath of Hurricane Katrina where we continue to support the reconstruction efforts. As stated in the Group trading commentary, we estimate that the impact of these exceptional circumstances was to increase revenues by approximately $19 million, and trading profits by $9 million. Excluding the estimated impact of these storms, North American revenues grew by 22.7% and trading profit by 34.0%.

Notwithstanding the impact of the storms, we have been very pleased by the performance of our base business (i.e. day-to-day business, unaffected by large or exceptional events such as storms or major Military projects) which grew by about 30%, reflecting the growing effectiveness of our new sales organisation and the area-based organisation.

In terms of business mix, rental revenue grew 25.8% and services revenue grew 42.7%. A major part of the growth in services revenue was due to our hurricane related activity which by its nature attracts a higher proportion of service revenue in fuel and labour. Power rental revenue for 2005 was 23.4% ahead of prior year. Temperature control and oil-free air rental revenue grew during 2005 by 36.3% and 12.2% respectively, reflecting a strong performance in both products during the year. The growth in temperature control was in part due to unusually high temperatures lasting well into the autumn in many parts of North America, as well as the acquisition of the temperature control rental fleet of Prime Energy in June 2005 for a consideration of $5.2 million. The rental fleet acquired included more than 150 chillers, air conditioning units and cooling towers with an aggregate capacity of over 20,000 tonnes. This acquisition expanded our rental fleet, gave us access to new customers, and strengthened our position as the leading provider of temperature control rental solutions in North America.

Operating and Financial Review continued

Our new Local business model is now well established in North America with four rental centres and a national call centre handling all the contract administration for the business. Our new ERP platform is now beginning to perform well, and roll out will be completed in the first half of 2006.

Overall, we have had an excellent year in North America and the North American management team expects to see good progress in the first half of 2006 as a result of its success in building its base business. The exceptional nature of the storm revenues in 2005 will make the comparatives for the second half of 2006 very challenging.

Local business: Europe

Revenue	2005 € million	2004 € million	Change %
Northern Europe	**85.8**	79.8	7.5%
South & Central Europe	**81.8**	76.8	6.6%
Total Europe	**167.6**	156.6	7.1%

Trading Profit	2005 € million	2004 € million	Change %
Northern Europe	**6.6**	5.4	22.9%
South & Central Europe	**1.4**	4.7	(71.3)%
Total Europe	**8.0**	10.1	(21.2)%

Under the new reporting arrangements, European performance is set out in two segments: Northern Europe comprises our Local businesses in the UK, Ireland and the Nordic countries; South & Central Europe covers our Local businesses in Germany, Benelux, Spain and Italy.

In Northern Europe revenue of €85.8 million was 7.5% ahead of the prior year; performance in the second half was much stronger than the first, with revenues 15.1% ahead of the prior year. Most of this revenue growth came from services, mainly comprising fuel and transport, which grew by 19.9% in the year. Rental revenue increased by 1.9% with power being 2.0% ahead of the prior year, while our smallest product, oil-free air revenue increased by 24.5%. Temperature control revenue fell by 4.6% reflecting a subdued market and a cool summer. The increase in service revenue drove a sharp increase in direct costs which impacted our margins, but, again, there was a noticeable improvement in margins in the second half of the year.

In terms of geographic performance Scotland, Ireland and our Nordic businesses had a particularly strong year, benefiting in part from the higher levels of activity in the oil and gas sector.

Revenue in South & Central Europe was 6.6% higher than the previous year at €81.8 million. Rental revenue grew by 1.5%, while service revenue grew by 19.2%. Within rental revenue, power increased by 4.0% with temperature control and oil-free air dropping by 0.3% and 8.4% respectively.

Trading profit decreased by €3.3 million which included a €2.4 million one-off charge associated with the reorganisation of our Southern and Central European businesses into a single Continental European organisation structure. The implementation of the ERP system together with our new operating model afforded us the opportunity to streamline the management and administrative functions of these businesses. As in our Northern European businesses, South and Central Europe suffered from higher direct costs, mainly fuel, and consequently lower margins.

Performance in some areas of Continental Europe was encouraging. Our Spanish business continued to grow at an impressive rate, reflecting our growing presence in this market, while our businesses in Northern Germany and Benelux were also ahead of the prior year. However, our French business had a disappointing year due to a combination of a weak market and high fuel prices, together with the inevitable distraction caused by the implementation of our new ERP system.

During 2005 we saw good progress in the performance of our rental centres, with the operations in Cannock, Paris and Aachen operating effectively through our peak summer season. The ERP system is now live in all our major trading operations in Europe.

The European business has seen two years of significant change, both structurally and with the implementation of the ERP system. However, much of this is now behind us and we anticipate seeing the early benefits of the new organisation structure and ERP system during 2006.

Local Business: Aggreko International

	2005 **$ million**	2004 $ million	Change %
Revenue	**94.6**	71.2	32.8%
Trading profit	**17.1**	10.6	61.3%

Aggreko International's Local businesses in the Middle East, Singapore, Australia, New Zealand and Brazil had an outstanding year. In aggregate, year on year revenue grew by 32.8% to $94.6 million, which resulted in trading profit growth of 61.3% to $17.1 million and a trading margin of 18.1% as against 14.9% in 2004.

The businesses in the Middle East and Australia performed very strongly. The higher oil revenues have led to a number of major infrastructure projects in the Middle East, notably in the UAE and Qatar. Robust demand for commodities and a hot summer created a favourable environment for the business in Australia, while our recently-established New Zealand business showed encouraging growth. The business in Singapore continued to benefit from the high levels of activity in shipping, and our Brazilian business has continued to secure new contracts in the offshore oil market. In all these Local businesses we have increased our rate of capital investment to take advantage of the favourable conditions.

Operating and Financial Review continued

International Power Projects: Aggreko International

The International Power Projects business had a particularly strong second half after a relatively weak first half. The business continues to grow quickly, albeit with some margin dilution as the proportion of business coming from utilities increases.

	2005 $ million	2004 $ million	Change %
Revenue excluding pass-through fuel	**157.5**	124.0	27.1%
Trading profit	**32.3**	29.0	10.8%

International Power Projects' revenue, excluding pass-through fuel grew by 27.1% to $157.5 million in 2005. This growth reflects the large number of new contracts secured in the year with projects in 14 new countries. Our drive to broaden the geographical base of this business is illustrated by the fact that at the end of 2005 we were operating 77 contracts, in 41 countries around the world during the year (2003: 37 contracts, in 34 countries). The second half performance of our International Power Projects business was particularly strong with revenues (excluding pass-through fuel) and trading profit ahead by 44.7% and 32.1% respectively.

The business was successful in winning new contracts in South America, Middle East, Africa and Asia, many of them from power utilities. The most notable new contract was with the Uganda Electricity Transmission Company for which we have installed and are operating a 50MW temporary power plant in Kampala at an estimated value over the three years of the contract of $160 million, including an estimated $120 million of fuel. This is the largest contract in Aggreko's history. The high oil price continued to create demand for our services in many oil producing countries around the world.

At the same time, military revenues remained robust, with two additional camps delivered in the year; as a consequence military revenues for the year were higher in 2005 at $47 million (2004: $44 million). As the utilities proportion of the business has increased there has been some dilution to margins and returns. However, trading margins (excluding pass-through fuel) remain strong at 20.5%, albeit at a lower level than 2004 of 23.6%.

During 2005 we installed our first gas-fuelled temporary power solution for a customer in Africa. Our initial experience with this gas solution was very encouraging and on this basis we installed a second gas project for a customer in Asia towards the end of the year. While we are still at an early stage with this technology, we believe that it has the potential to be an important contributor to International Power Project's future growth.

Overall, we had a good year in Aggreko International, making further progress with the implementation of our strategy and continuing to build a broader base on which to grow the business in the future.

Detailed Financial Review

International Financial Reporting Standards

IFRS became mandatory for all listed groups within the European Union from 1 January 2005 and the Accounts for 2005 have been prepared in accordance with accounting policies based on IFRS. The comparative figures for 2004 have been restated accordingly and the notes to the Accounts contain reconciliations to the previously reported figures. These reconciliations show that there are no material changes to previously reported figures as a result of the adoption of IFRS.

Critical Accounting Policies

Aggreko's principal accounting policies are set out on pages 63 to 69 of the Accounts and as noted above conform with International Financial Reporting Standards.

We need to use estimates and make judgements in the preparation of the Accounts. The most sensitive areas affecting the Accounts are discussed below.

Pensions

Pension arrangements vary for our employees and schemes reflect best practice and regulation in each country. The Group operates a defined benefit scheme for UK employees, which was closed to new employees joining the group after 1 April 2002, as well as a number of defined contribution schemes.

Under IAS 19 'Employee Benefits' Aggreko has recognised a pre tax pension deficit of £16.8 million at 31 December 2005 (2004: £10.2 million). The increase in the pension deficit is mainly as a result of a change in discount rate, inflation and longevity assumptions. The main assumptions used in IAS 19 valuation for the previous 2 years are shown in note 28 of the Accounts. The sensitivities regarding the discount rate and longevity assumptions are shown in the table below.

Assumptions	Change in assumption	Indicative effect on the scheme's liabilities
Discount rate	Increase/ decrease by 0.5pp	Decrease by 11.6%/ increase by 13.6%
Longevity	Increase by 1 year	Increase by 3.0%

During 2005 we made an additional contribution of £1.4 million to the defined benefit scheme. An actuarial valuation is currently in progress and we will review our future strategy with regard to reducing our pension deficit during 2006.

Taxation

Aggreko's tax charge is based on the profit for the year and tax rates in force at the balance sheet date. Estimation of the tax charge requires an assessment to be made of the potential tax treatment of certain items which will only be resolved once finally agreed with the relevant tax authorities.

Operating and Financial Review continued

Property, plant and equipment
The property, plant and equipment used in our business is mainly the rental fleet which has a depreciation life typically of between 8 and 10 years. The annual depreciation charge is sensitive to the estimated service lives we allocate to each type of asset. Asset lives are reviewed regularly and changed when necessary to reflect current thinking on their remaining lives in light of technological change, prospective economic utilisation and the physical condition of the assets.

Currency Translation
The net overall impact of exchange rates on currency translation in 2005 was to increase revenue and operating profit by £3.4 million and £0.7 million respectively. Currency translation also gave rise to a £14.1 million increase in reserves as a result of year on year movements in the exchange rates. Set out in the table below are the principal exchange rates affecting the Group's overseas profits and net assets.

Per £ sterling

	2005		2004	
	Average	Year End	Average	Year End
Principal Exchange Rates				
United States dollar	1.82	1.72	1.83	1.93
Euro	1.46	1.46	1.47	1.42
Other Operational Exchange Rates				
UAE Dirhams	6.68	6.32	6.73	7.10
Australian dollar	2.39	2.35	2.49	2.48

(Source: Reuters)

Interest
The net interest charge for the year was £4.3 million, an increase of £0.4 million on 2004, reflecting the higher level of net debt during the year. Interest cover increased to 14.1 times from 11.8 times in 2004 (pre-exceptional items).

Effective Tax Rate
The effective tax rate for the full year is 35.0% as compared with 31.6% in 2004. This increase in the tax rate largely reflects the changes in the regional mix of profits.

Dividends
Based on the proposed final dividend of 3.77 pence, which would result in a full-year dividend of 6.11 pence per ordinary share, dividend cover is 2.26 times (2004, pre-exceptional items: 1.86 times). Under IFRS the liability for a final dividend is only recognised in the period when it is approved and therefore the balance sheet does not reflect the final dividend for 2005. The dividend in these accounts represents the final dividend for 2004 of 3.57 pence per share and the interim dividend for 2005 of 2.34 pence per share.

Cashflow

The net cash inflow from operations during the year totalled £101.9 million (2004: £98.7 million). EBITDA (earnings before interest, taxes, depreciation and amortisation), for the year amounted to £124.1 million, up 18.6% on 2004 (pre-exceptional items). This funded capital expenditure of £80.2 million, which was up £24.1 million on 2004. Net debt increased by £20.8 million during the year to £102.9 million. As a result of the increase in net debt, gearing (net debt as a percentage of equity) at 31 December 2005 increased to 49% from 45% at 31 December 2004.

Net Operating Assets

The net operating assets of the Group at 31 December 2005 totalled £356.5 million, up £59.7 million on 2004; the average net operating assets during the period were £326.7 million, up 5.3% on 2004. A key measure is the return generated from operating assets. In 2005 the return on average net operating assets (as measured by operating profit divided by average net operating assets) increased to 18.5% compared with 14.9% in 2004. A geographic analysis of our returns on net operating assets is set out in the table below:

	2005	2004
Europe	**5.5%**	6.1%
International	**21.7%**	20.8%
North America	**29.6%**	20.3%
Group	**18.5%**	14.9%

Shareholders' Equity

Shareholders' equity increased by £29.7 million to £208.2 million, represented by the net assets of the Group of £311.1 million before net debt of £102.9 million. The movements in shareholders' funds are analysed in the table below:

Movements in Shareholders' Equity

	£ million	£ million
As at 31 December 2004		178.5
IAS 39 opening adjustment		0.6
As at 1 January 2005		179.1
Profit for the financial year	36.7	
Dividend[1]	(15.7)	
Retained earnings		21.0
New share capital subscribed		1.0
Purchase of own shares held under trust		(3.2)
Credit in respect of employee share awards		2.5
Actuarial losses on retirement benefits		(7.9)
Currency translation differences		14.1
Other[2]		1.6
As at 31 December 2005		**208.2**

[1] Reflects the final dividend for 2004 of 3.57 pence per share (2004: 3.45 pence) and the interim dividend for 2005 of 2.34 pence per share (2004: 2.25 pence) that were paid during the year.

[2] Other includes tax on items taken directly to reserves and movements in the hedging reserve.

Treasury

The Group's operations expose it to a variety of financial risks that include liquidity, the effects of changes in foreign currency exchange rates and interest rates, and credit risk. The Group has a centralised treasury operation whose primary role is to ensure that adequate liquidity is available to meet the Group's funding requirements as they arise, and that financial risk arising from the Group's underlying operations is effectively identified and managed.

The treasury operations are conducted in accordance with policies and procedures approved by the Board and are reviewed annually. Financial instruments are only executed for hedging purposes and transactions that are speculative in nature are expressly forbidden. Monthly reports are provided to senior management and treasury operations are subject to periodic internal and external review.

Liquidity and funding

The Group maintains sufficient facilities to meet its normal funding requirements over the medium term. These facilities are primarily in the form of bank facilities arranged on a bilateral basis with a number of international banks. The Group does not consider that the financial covenants contained in the facilities are restrictive to its operations. The Group's borrowings were £111.2 million at 31 December 2005 and net debt amounted to £102.9 million. At that date undrawn committed facilities were £98.3 million.

Interest rate risk

The Group's policy is to minimise the exposure to interest rates by ensuring an appropriate balance of fixed and floating rates. The Group's primary funding is at floating rates through its bank facilities. In order to manage the associated interest rate risk, the Group uses interest rate swaps to vary the mix of fixed and floating rates. At 31 December 2005 £61.8 million of the net debt of £102.9 million was at fixed rates of interest resulting in a fixed to floating rate net debt ratio of 60:40 (2004: 77:23).

Foreign exchange risk

The Group is subject to currency exposure on the translation of its net investments in overseas subsidiaries into sterling. In order to reduce the currency risk arising, the Group uses direct borrowings in the same currency as those investments. Group borrowings are currently drawn down in the principal currencies affecting the Group, namely US dollar and euro, as well as sterling.

The Group manages its currency flows to minimise foreign exchange risk arising on transactions denominated in foreign currencies and uses forward contracts where appropriate in order to hedge net currency flows.

Counterparty and credit risk

Cash deposits and other financial instruments give rise to credit risk on amounts due from counterparties. The Group manages this risk by limiting the aggregate amounts and their duration depending on external credit ratings of the relevant counterparty. In the case of financial assets exposed to credit risk, the carrying amount in the balance sheet, net of any applicable provision for loss, represents the amount exposed to the credit risk.

Insurance

The Group operates a policy of partial self insurance although the majority of cover is placed in the external market. The Group monitors its insurance arrangements in such a way to ensure the quality and extent of cover. Principal areas of cover are general liability, property damage, directors and officers liability and political risk.

Shareholder information

Our website can be accessed at www.aggreko.com. This contains a large amount of information about our business, including a range of charts and data, which can be down loaded for easy analysis. The website also carries further detail about our Strategy Review, as well as all recent Stock Exchange announcements.



Rupert Soames
Chief Executive



Angus Cockburn
Finance Director
9 March 2006

Corporate Social Responsibility

Introduction

This report describes the policies and procedures that the Board has put in place to ensure that Aggreko operates in a safe, ethical and responsible manner, which protects the environment as well as safeguarding the health and safety of its employees, its customers, and the communities in which it operates. The process for identifying, evaluating and managing the risks that are considered significant is summarised under the heading of Internal Control on page 43.

The nature of our business is that we work in many different countries, often in remote and difficult environments, with equipment and substances, which if improperly handled, are potentially dangerous to people and harmful to property and the environment. We frequently operate in response to natural or man-made disasters, where the infrastructure has been badly damaged and where operating conditions are far from ideal. Over time, therefore, we have developed a comprehensive range of operating procedures and processes to ensure that we minimise any risk of harm to people or to the environment.

Equal Opportunities

Aggreko is committed to promoting equal opportunities for all, irrespective of disability, ethnic origin, gender or any other considerations that do not affect a person's ability to perform their job. The Group's policies for recruitment, training, career development and promotion of employees are based on the suitability of the individual.

Health & Safety

Aggreko puts health and safety at the very heart of its operations. Most of our equipment is heavy, electro-mechanical equipment which is moved around frequently. Compressors and generators respectively produce high-pressure compressed air and high voltages, either of which can be harmful to people if mishandled.

Aggreko's policy is to implement common health and safety operating procedures worldwide. Whether operating in the Australian bush, the Saudi Arabian desert or in downtown Manhattan, our operating procedures are the same high standard.

Among the key features of Aggreko's worldwide Health and Safety Policy are:

- Ensuring that health and safety issues are at the fore-front of considerations when we design our equipment

- Ensuring that our equipment is built and maintained to the highest standards

- Training and educating our staff worldwide in the safe operation of our equipment

- Ensuring that health and safety issues have the appropriate level of focus throughout the management chain.

Aggreko has created its own Global Environmental Health and Safety Management System (GEMS) which has been implemented throughout the business. At the core of GEMS is a Best Operating Practice document that is published in 8 languages (English, French, German, Dutch, Spanish, Italian, Norwegian and Singhalese) and made available to every Aggreko employee worldwide. The Best Operating Practice is updated in the light of experience and incidents.

GEMS incorporates a comprehensive reporting system which is designed to ensure that the Company knows of every incident, and can learn from it. A uniform accident and incident data collection procedure is implemented worldwide, and from these we can measure our performance and benchmark our operations. Performance measures are reported at business unit level on a monthly basis. Any serious incident is immediately reported to the Executive Director responsible for the business unit concerned.

Meetings of the senior management of each region are held regularly; at each of these an Executive Director will normally chair the meeting, and incidents reported under GEMS are discussed. On a quarterly basis, the Executive Director responsible for Health and Safety, George Walker, reports to the Board.

We measure our safety performance using a metric called "Frequency Accident Rating" (FAR), which is a measurement of lost-time accidents in relation to the number of hours worked. The usefulness of this measure is that we can benchmark our performance against other businesses. It is calculated as the number of lost-time accidents multiplied by 200,000 hours, divided by the number of man-hours worked. The benchmark is the 2004 level reported for US rental and leasing industries by the US Department of Labor of 1.4. Aggreko's FAR performance over the past three years has been significantly better than this benchmark, being 0.98 in 2005, 1.09 in 2004 and 0.97 in 2003. A FAR score of less than 0.9 has been set by the Group as a target for 2006.

Technical Terms

NOx
Oxides of Nitrogen.
Particulate
In general this term relates to visible smoke.
Tier 1, tier 2, tier 3, tier 4
US Federal Government target emission reduction levels.
g/(bhp-hr)
Emissions in grams per brake-horsepower hour.
CO2
Carbon Dioxide.
LWA
Sound power level at source.
MW
A million watts.
kVA
A thousand volt amperes.

The Environment

Environmental Policy

Aggreko's equipment is designed to function in all continents and all types of terrain. By careful design and use of the most suitable technology, we also aim to minimise the environmental impact of that equipment. Aggreko makes available to its customers equipment and solutions that are designed to comply with applicable laws, regulations and industry standards wherever we operate in the world. In effect, this means they comply with the laws, regulations and standards of some of the most stringent jurisdictions in which we operate and, therefore, far exceed the levels required in many others.

The two major environmental issues we deal with in our business are emissions-to-air from our equipment – the vast majority of which is diesel powered, and the safe handling and disposal of fuel and oil.

Corporate Social Responsibility continued

Our Environmental Policies are managed in a similar way to safety. They comprise:

- Ensuring that environmental issues are at the fore-front of considerations when we design our fleet;
- Ensuring that our equipment is built and maintained to the highest standards;
- Training and educating our staff worldwide in the safe operation of our equipment;
- Ensuring that environmental issues have the appropriate level of focus throughout the management chain.

Emissions-to-air: exhaust gases and particulates
Emissions-to-air are an inevitable by-product of hydrocarbon fuelled engines. Over the years, as engines have become more efficient and legislation to limit emissions around the world has become stricter, emissions have reduced sharply. Aggreko works in co-operation with the manufacturers of diesel engines in order to meet new emission requirements at the earliest opportunity.

The principle contribution we can make to reducing emissions to air is in maintaining our equipment in good order, and introducing engines into the fleet with good emissions performance.

The chart below shows a summarised account of the requirement to meet new emission guidelines for Oxides of Nitrogen (NOx) and Particulate as set out by the US Federal Government. Most of Aggreko's fleet is powered by "Tier 1" engines; we have so far introduced over 800 "Tier 2" engines into the fleet and will be adopting "Tier 3" compliant engines as the engines are made available by suppliers.

Diesel Generator Emission Development


16
14
12
10
8
6
4
2
0
1995
Unregulated
Tier 1
Tier 2
Tier 3
Tier 4A
Tier 4B
2014
NOx[g/(bhp-hr)]
0
0.2
0.4
0.6
0.8
1
1.2
Particulate [g/(bhp-hr)]

Our strong presence in markets which are particularly sensitive to emissions, such as California, means that the control of emissions is at the fore-front of our design considerations and decisions on engine choice.

Aggreko natural gas generator development
We are constantly exploring new ways of reducing emissions, and have completed the development of a new gas-fuelled temporary power solution, which has significantly lower levels of emissions (see below).

Reduction in emissions

	Tier 1 Engine	Gas engine	Reduction %
NOx	6.9 g/(bhp-hr)	1.0 g/(bhp-hr)	87
Particulate	0.4 g/(bhp-hr)	0.1 g/(bhp-hr)	75

Natural gas presents a competitive advantage over other energy sources. It is seen as economically more efficient because only about ten per cent of the natural gas produced is wasted before it gets to final consumption. In addition, technological advances are constantly improving efficiencies in extraction, transportation and storage techniques as well as in equipment that uses natural gas.

Natural gas is considered as an environmentally-friendly clean fuel, offering important environmental benefits when compared to other fossil fuels. The superior environmental qualities over coal or oil are that emissions of sulphur dioxide are negligible or that the level of nitrous oxide and carbon dioxide emissions is significantly lower. This helps to reduce problems of acid rain, ozone layer or greenhouse gases.

In many of Aggreko's target markets natural gas is effectively a stranded resource which dictates that the gas is flared to the atmosphere as opposed to used for beneficial services. This practice is being increasingly regulated and Aggreko's service allows for generation of power from this valuable resource on a more flexible and scaleable basis than existing solutions.

Emissions-to-air: carbon dioxide (CO_2)

All of Aggreko's core activities release CO_2 into the atmosphere to a greater or lesser extent. The most significant impact arises from power generation in Aggreko International due to the intensiveness of our activities in providing temporary power stations. Any generation of electricity using hydrocarbon fuels inevitably causes the release of CO_2 and the performance of Aggreko's equipment is comparable to other equivalent power sources. Aggreko is actively researching the availability of alternative mobile power sources that will reduce the level of CO_2 emissions; until an economically viable alternative becomes available, the level of emissions will mirror the level of our business activity. The actual amount of CO_2 released by our engines is driven by the usage our customers make of our equipment on rent; an engine running 24 hours / day will emit much more CO_2 than an engine used for a few hours a day. These patterns of usage can vary widely from country to country and from year to year. We estimate that customers using Aggreko engines produced, an average CO_2 emission rate of 0.65 tonnes of CO_2 per megawatt hour. This compares with a modern coal-fired power station which will produce in the region of 0.85 tonnes of CO_2 per megawatt hour.

Petroleum spills and the safe disposal of waste fluids

Aggreko and its customers handle a considerable quantity of diesel fuel and the occurrence of fuel spills is an area that the Group monitors very closely. The measure used by management to measure the performance of the Group in handling fuel is the "Petroleum Release Rating" (PRR). This is calculated as litres released to ground, divided by the cumulative average MW on rent. The PRR performance over the past three years has been: 2005 – a rating of 0.48, 2004 – a rating of 1.39 and in 2003 – a rating of 0.97. Our equipment has been specifically designed to minimise the risk of fluid spillage through features such as a "save-all base", double-walled storage tanks and fail-safe valves. A PRR score of less than 0.85 has been set by the Group as a target for 2006.

Corporate Social Responsibility continued

Another potential source of environmental damage is in the disposal of consumables such as engine oil and filters. In our Local business, these are normally returned to our service centres where they are safely disposed of. In our International Power Projects business, site-specific arrangements are made to ensure the safe handling of these items.

Reporting of fuel spills is handled in a similar way to safety incidents, with monthly reporting at regional level, and quarterly reporting to the Board.

Noise

Aggreko has built a competitive advantage through an equipment fleet that minimises external noise. This is done by the use of custom-built acoustic enclosures as well as high performance isolation and attenuation systems. Aggreko continues to work closely with its suppliers and local university research departments in order to develop its expertise in this field. As a result, our equipment is able to achieve the following performance standards that are well below the maximum levels permitted by current European legislation.

	Certified Noise Level (Sound Power LWA)		
Size of Generator	Maximum EU Limit	Aggreko Standard Product	Aggreko Premium Product
30 kVA	98.3	93.3	78.0
60 kVA	98.6	89.9	80.0
125 kVA	99.0	90.0	83.0
200 kVA	99.1	95.0	91.0
320 kVA	99.4	94.0	90.0

Note: A reduction of 3 LWA in the certified noise level equates to an audible noise level that is approximately 50% lower.

Business Ethics

Ethics Policy

Aggreko has a reputation for delivering innovation, performance and solutions. Also at the heart of our long-term success is something less tangible and less easily illustrated with figures or case studies. This key element is integrity and honesty in our business dealings, a factor that contributes to our long-term relationships with customers. All Aggreko employees are expected to behave ethically in their work, and our expectations of them are set out in a Corporate Ethics Policy. The objective of the policy is to make Aggreko a good company to work for; to maintain our reputation for exceptional customer service and ethical business dealings, to compete ethically, and to ensure the business is managed to a consistently high standard.

Employees who suspect any breaches of the Corporate Ethics Policy are encouraged to speak up, and their confidentiality and position is protected if they do so.

See our Corporate Responsibility Website. Further information and copies of the Environmental, Health and Safety Policy and Corporate Ethics Policy are available at www.aggreko.com/ourcompany/Corporate-Responsibility.asp

GOVERNANCE

Governance

aggreko

Board of Directors

Philip Rogerson † (61) Chairman
Philip Rogerson is Chairman of Carillion plc and THUS Group plc, and a Non-executive Director of Davis Service Group plc and Northgate plc. Until February 1998 he was Deputy Chairman of BG plc (formerly British Gas plc) having been a Director since 1992. He joined the Board of Aggreko plc in September 1997 and was appointed as Chairman in April 2002.

Rupert Soames † (46) Group Chief Executive
Rupert Soames joined the Board as Group Chief Executive on 1 July 2003. He was formerly with Misys PLC, where he was Chief Executive of the Banking and Securities Division. Before joining Misys, Rupert was with GEC plc for 15 years, working in a number of their subsidiaries; in the last 4 years of his service with GEC he was responsible for the UK, African and Asian operations of Avery Berkel. Prior to February 2006, he was a Non-executive Director of Baggeridge Brick PLC.

Derek Shepherd (63) Managing Director – International
Derek Shepherd, a Chartered Engineer, left his position as Managing Director of Taylor Woodrow Nigeria to become International Managing Director of Gammon (HK) in Hong Kong and joined Aggreko in 1988 as Managing Director of the UK business. He was appointed Director of Aggreko Europe in 1991 and became Managing Director in the following year. He joined the Board of Aggreko plc in September 1997. In March 1999 he was given responsibility for Aggreko International Power Projects together with the Company's activities in the Middle East, Australia, Asia, Africa and South America. He is based in Dubai, United Arab Emirates.

Angus Cockburn (42) Finance Director
Angus Cockburn, a Chartered Accountant, joined Aggreko in May 2000 as Finance Director. He was previously Managing Director of Pringle of Scotland, a division of Dawson International PLC, having joined that company in 1997 from PepsiCo Inc. At PepsiCo he spent five years in various positions, latterly as Regional Finance Director for Central Europe based in Budapest. He has worked with KPMG both in the UK and in the USA and has an MBA from the IMD Business School in Switzerland. He is currently chairman of the Group of Scottish Finance Directors.

George Walker (48) President – Aggreko North America
George Walker, a United States citizen, joined Aggreko in 1987 when the Company initially entered the temperature control business through the acquisition of Mobile Air-Conditioning Inc. where he was Controller and then Vice-President. A graduate of the University of Texas, he became a Vice-President of Aggreko Inc. in 1988 and was appointed Executive Vice-President in 1997. In January 2001 he became President of Aggreko North America and was appointed an Executive Director of Aggreko plc.

Kash Pandya (43) Managing Director – Europe
Kash Pandya joined the Board on 20 June 2005. He was until recently Chief Executive of Johnston Group plc, and prior to that he was President, Europe, Asia & South America of APW, the world's largest manufacturer of specialist cabinets and enclosures for the telecoms and computer industries. Between 1996 and 1999, Kash worked for Caradon plc, latterly as Director of European Operations of the Radiator Division.


Philip Rogerson
Rupert Soames
Angus Cockburn
Derek Shepherd
Kash Pandya
George Walker
Nigel Northridge
Andrew Salvesen
Roy McGlone

Nigel Northridge * § † (50) Senior Independent Non-executive Director
Nigel Northridge was appointed as Chief Executive of Gallaher Group Plc in January 2000, having started his career with that business in 1976 as a trainee manager. Over his 29 years with Gallaher he has held a wide range of senior positions including Divisional Director Iberia, General Manager Europe and, prior to taking up his present position, Group Sales and Marketing Director. He is also a Non-executive Director of Paddy Power plc. He joined the Board of Aggreko plc on 14 February 2002.

Andrew Salvesen * § † (58) Non-executive Director
Andrew Salvesen was appointed to the Board of Aggreko plc in September 1997. Previous to that, he had more than 20 years' experience with the Christian Salvesen group, including being the Managing Director of Christian Salvesen's former Oilfield Technology operations and was a Non-executive Director of Christian Salvesen PLC between 1989 and September 1997. He is Chairman of Eurohostel Limited and Roxar AS and a Director of the National Trust for Scotland.

Roy McGlone * § † (52) Non-executive Director
Roy McGlone joined the Board in September 2002. Until February 2006, he was Chief Executive of BBA Group plc, having previously held the position of Group Finance Director. A Chartered Accountant, he qualified with Price Waterhouse and subsequently held positions with Meggitt plc and BICC plc.

Company Secretary
Paul Allen (57)
Paul Allen, a Chartered Accountant, was Divisional Accountant of the Industrial Services division of Christian Salvesen PLC at the time of its acquisition of Aggreko in 1984. In 1986, following the acquisition of the North American business, he became Financial Controller of Aggreko North America. He returned to the UK in 1993 and became Head of Finance for Aggreko in 1994. He was appointed
Company Secretary in September 1997.

Board Committees Membership
* Audit § Remuneration † Nomination

The directors present their report and the audited financial statements for the year ended 31 December 2005.

Results and Dividends

The profit for the financial year after taxation was £36.7 million (2004: £18.8 million). The retained profit for the financial year of £21.0 million (2004: £3.6 million) has been transferred to reserves.

An interim dividend of 2.34 pence per ordinary share was paid on 18 November 2005 at a cost of £6.2 million (2004: £6.0 million) and the Directors now recommend a final dividend of 3.77 pence per ordinary share payable on 19 May 2006, at an estimated cost of £9.9 million (2004: £9.5 million).

Share Capital

Details of the changes in issued share capital during the year are shown in Note 23 to the accounts.

Business Review and Principal Activities

The Operating and Financial Review on pages 11 to 29 reports on the activities during the year ended 31 December 2005, post balance sheet events and likely future developments. Principal subsidiary undertakings are listed in Note 29 to the accounts.

Financial Instruments

The financial risk management objectives and policies of the Company are described in note 1X of the accounting policies on page 69.

Going Concern

The Directors, having made all the relevant enquiries, consider that the Group and the Company have adequate resources at their disposal to continue their operations for the foreseeable future, and that it is therefore appropriate to prepare the accounts on a going concern basis.

Directors

The Directors of the Company and their biographical details are set out on pages 36 and 37.

Mr K Pandya was appointed on 20 June 2005 and is obliged to retire at the forthcoming Annual General Meeting and, being eligible, offers himself for election.

Mr R V McGlone, Mr A C Salvesen, and Mr A G Cockburn retire by rotation at the forthcoming Annual General Meeting and, being eligible, offer themselves for re-election. In proposing their re-election, the Chairman confirms that the Nomination Committee has considered the contribution and commitment of the Directors that are required to offer themselves for re-election and has confirmed to the Board that their performance continued to be effective and, therefore, the Company should support their re-election.

All of the Directors have service agreements or letters of appointment and the details of their terms are set out in the Remuneration Report on page 52. No other contract with the Company, or any subsidiary undertaking of the Company, in which any Director was materially interested subsisted during or at the end of the financial year.

A statement of Directors' interests in the share capital of the Company at the end of the financial year is given on pages 56 and 57.

Indemnity of Officers

Under Article 145 of the Company's Articles of Association, the Company may indemnify any Director or other officer against any liability, subject to the provisions of the Companies Acts, and the Articles do grant an indemnity to the Directors against any liability for the costs of legal proceedings where judgement is given in their favour.

In addition the Company may purchase and maintain for any Director or other officer or auditor, insurance against any liability, and the Company does maintain appropriate insurance cover against legal action brought against its Directors and officers and the directors and officers of its subsidiaries.

Donations

During the year the Group contributed £37,846 (2004: £26,915) in terms of cash, employees' time and other services to a range of charitable, community and disaster relief organisations. Of this total £10,679 (2004: £9,519) was donated to registered UK charities.

No political donations were made during the year (2004: Nil).

Employees

The Group continues to operate team briefings throughout its business to keep employees informed of developments and plans, both in their own operations and in the Group as a whole. Employees have access to the "Aggreko Resource Centre", an Intranet based system, which provides them with a wide range of information on the activities of the Group around the world. The annual and interim results are publicised extensively throughout the business and are made available to all employees.

The Aggreko Savings-related Share Option Scheme (Sharesave) was launched in 1998 and currently more than a third of employees with over six months service participate in this scheme. A substantial number of employees have shareholdings built up through Sharesave and other schemes.

The Group's policies for recruitment, training, career development and promotion of employees are based on the suitability of the individual and give those who are disabled equal treatment with the able bodied. Where appropriate, employees disabled after joining the Group are given suitable training for alternative employment with the Group or elsewhere.

Supplier Payment Policy

It is the Group's policy to settle the terms and conditions of payment with suppliers when agreeing each transaction, to ensure that suppliers are made aware of these terms and, in practice, providing the supplier meets its contractual obligations, to abide by them. In overall terms, the Group had approximately 48 days credit outstanding as at the balance sheet date.

Annual General Meeting

The Company's Annual General Meeting will be held on Wednesday 26 April 2006 at the Hilton Hotel, 1 William Street, Glasgow and the notice of this meeting is set out on pages 110 to 113.

Special Business

Allotment for Cash

Resolution 9 proposes as a special resolution to disapply the statutory pre-emption rights of shareholders on allotment of equity securities for cash up to a limit of a total of shares with a nominal value of £2,690,000, being approximately 5% of the current issued share capital.

The resolution also disapplies these rights to the extent necessary to facilitate rights issues. The authority under this resolution would expire on the date of the Annual General Meeting in 2007 or on 25 July 2007, whichever is the earlier. This resolution is on the same basis as approved last year and the Directors intend to seek renewal of this power at subsequent Annual General Meetings.

Purchase of Own Shares

The final item of special business is the Directors' recommendation that shareholders renew the authority of the Company to purchase its own ordinary shares as permitted under Article 7 of its Articles of Association. Accordingly, Resolution 10 will be proposed as a special resolution seeking authority to make such purchases in the market. The Directors will only use such authority when they consider it to be in the best interests of shareholders generally and an improvement in earnings per share would result. The Board is taking the power to hold shares in treasury; accordingly, any ordinary shares purchased under this authority will either be cancelled (and the number of ordinary shares on issue reduced) or held in treasury.

Resolution 10 specifies the maximum number of ordinary shares which may be purchased (representing approximately 10% of the Company's existing issued ordinary share capital) and the minimum and maximum prices at which they may be bought, reflecting the requirements of the Companies Act 1985 and of the Financial Services Authority, as set out in the Listing Rules. The Directors intend to seek renewal of this power at subsequent Annual General Meetings.

Treasury Shares

Amendments to the Companies Act which came into force on 1 December 2003 allow companies acquiring their own shares to hold these shares in treasury for re-sale. Resolutions 9 and 10 would provide the Directors with the authority they need to use treasury shares to give the Company more flexibility in managing its share capital. The Directors have no immediate intention of using such authority and would do so only when they consider it to be in the best interests of shareholders generally.

The Directors intend that any buy back of shares into treasury and re-sale of shares from treasury will operate within the following limits:

- no more than 10% of the Company's issued shares will be held in treasury at any time; and
- treasury shares will not be sold at a discount of more than 10% to the middle market price of shares at time of sale.

Notifiable Interests

As at 20 February 2006 the Company had received notifications of the following share holdings in excess of 3% of the issued ordinary share capital:

Name of Shareholder	Number of Shares	%
FMR Corp. and Fidelity International Limited	19,191,380	7.13
A E H Salvesen *	14,553,159	5.41
Barclays plc †	13,334,575	4.95
Credit Suisse Asset Management Limited	11,409,462	4.24
Legal & General Investment Management Limited	8,695,451	3.23

* including immediate family and trustee interests
† including direct and indirect subsidiary company interests

The Directors are not aware of any other material interests amounting to 3% or more in the share capital of the Company.

Auditors

A resolution re-appointing PricewaterhouseCoopers LLP as the Company's auditors will be proposed at the Annual General Meeting.

By order of the Board

A Paul Allen
Secretary

9 March 2006

Directors' Responsibilities

Company law requires the Directors to prepare Accounts for each financial period which give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss for that period. In preparing those Accounts, the Directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the Accounts; and
- prepare Accounts on the going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the Accounts comply with the Companies Act 1985. They are also responsible for the Group's system of internal control and safeguarding its assets and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors confirm that these Accounts comply with the foregoing requirements.

By order of the Board

A Paul Allen
Secretary
9 March 2006

Introduction

The Board remains committed to high standards of corporate governance and supports the Combined Code of Corporate Governance (the "Code") and has reviewed its corporate governance policies and practices in the light of the revised Code published by the Financial Reporting Council in July 2003 that has applied to the Company since 1 January 2004.

Board Meetings and Responsibilities

Corporate governance is the responsibility of all Directors. The Board meets at least six times a year. Amongst the matters reserved for decision by the full Board are strategic policy, acquisitions and disposals, capital projects over a defined limit, annual budgets, new Group borrowing facilities and significant changes to employee benefit schemes.

There is a distinct and defined division of responsibilities between the Non-executive Chairman and the Group Chief Executive. The Chairman is primarily responsible for the effective working of the Board and the Group Chief Executive is responsible for the operational management of the business and for the implementation of the strategy agreed by the Board. The Chairman holds meetings with the Non-executive Directors without the Executives present. Led by the Senior Independent Director, the Non-executive Directors meet without the Chairman present on such other occasions as are deemed appropriate.

The attendance of Directors at meetings in 2005 is set out in the table below:

	Board Meetings	Audit Committee	Remuneration Committee	Nomination Committee
Number of Meetings in 2005	7	3	5	4
P G Rogerson	7	n/a	n/a	4
R C Soames	7	n/a	n/a	4
F A B Shepherd	7	n/a	n/a	n/a
A G Cockburn	7	n/a	n/a	n/a
G P Walker	7	n/a	n/a	n/a
K Pandya *	4(4)	n/a	n/a	n/a
A C Salvesen	7	3	5	4
N H Northridge	7	3	5	4
R V McGlone	7	3	4	3

n/a Not a member of Committee

* joined the Board on 20 June 2005 – maximum possible number of meetings to be attended shown in brackets.

A programme has been prepared that is designed to ensure that new Directors receive a full, formal and tailored induction on joining the Board. During the year the Board visits operational locations; Directors are briefed on a wide range of topics and are given the opportunity to discuss aspects of the business with employees. Directors have access to independent professional advice at the Company's expense where they judge this to be necessary to discharge their responsibilities as Directors. All Directors have access to the advice and services of the Company Secretary, who is responsible to the Board for ensuring that Board procedures are complied with.

Independent Directors

The Board currently comprises a Chairman, Group Chief Executive, four other Executive Directors and three Non-executive Directors; their details are set out on pages 36 and 37. The Non-executive Directors bring a wide range of experience to the Company and are considered by the Board to be independent as defined in the revised Code. The Board has considered the independence of Mr A C Salvesen who is himself a significant shareholder and holds just under 3% of the issued share capital. The Board does not consider that this holding will impact Mr Salvesen's independence. The Board has also satisfied itself that none of the Non-executive Directors represent any other shareholder or group of shareholders.

Mr N H Northridge has been appointed as the Senior Independent Director and together with the two other Non-executive Directors provides a strong and independent element on the Board. The revised Code states that at least half of the Board, excluding the Chairman, should be comprised of independent Non-executive Directors. However, the Directors believe that to achieve this balance, requiring the appointment of two additional Directors, would cause the Board to be unwieldy.

Re-election of Directors

One third of the members of the Board must retire by rotation each year and may offer themselves for re-election if eligible. The Board has also resolved that all of its members must submit themselves for re-election at regular intervals of at least every three years. Any Director appointed by the Board will be subject to election by shareholders at the first opportunity after his or her appointment and will not be taken into account in determining the Directors who are to retire by rotation at that meeting.

Standing Committees

The Board has standing Audit, Remuneration and Nomination Committees, the memberships, roles and activities of which are detailed in separate reports; Audit Committee on page 45, Remuneration Committee on page 48 and Nomination Committee on page 47. Each Committee reports to, and has its terms of reference approved by, the Board and the minutes of the Committee meetings are circulated to, and reviewed by the Board.

The Terms of Reference of the standing Committees of the Board are available on our website at www.aggreko.com/investors under the heading "Corporate Governance".

Board Performance Evaluation

The Board conducts an annual evaluation of its own performance. This involved the completion of assessment questionnaires by all Directors covering the performance of the Board and its Committees. Other aspects that were reviewed included the effectiveness of the Chairman, Executive and Non-executive Directors, the monitoring of operational performance, and corporate governance, as well as leadership and culture. The Board considered a summary of the conclusions and this was followed up by meetings as appropriate with individual Directors.

Relations with Shareholders

The Notice of Annual General Meeting on pages 110 to 113 sets out the resolutions that will be proposed. The Board supports the use of this meeting as a means of communicating with private investors and encourages their participation. The Company is ready, where practicable, to enter into a dialogue with shareholders, through analyst briefings and investor presentations. Senior executives seek to meet regularly with institutional and major shareholders to improve their understanding of the Company and its objectives. The Senior Independent Director is available to meet shareholders if they have concerns. In addition to attending meetings with Shareholders the Board has sought to understand the views of investors better by commissioning regular feedback reports from the Company's Stockbrokers.

Internal Control

The Board has applied Principle C.2 of the Code by establishing a continuous process for identifying, evaluating and managing the risks that are considered significant by the Group. This process is designed to manage rather than eliminate risk, and can only provide reasonable and not absolute assurance against material misstatement or loss. The Board's monitoring framework covers a wide range of controls, including financial, operational and compliance controls together with risk management. It is based principally on reviewing reports from management and considering whether significant risks are identified, evaluated, managed and controlled and ensuring that any significant weakness thus identified is promptly remedied. The Board continues to enhance and strengthen the procedures for identifying and monitoring key areas of risk.

The Board also considers financing and investment decisions concerning the Group and monitors the policy and control mechanisms for managing treasury risk. The Group insurance programme is reviewed by the Board, which also approves self-insured exposures.

During the year the Audit Committee of the Board reviews the external and internal audit work programmes and considers reports from internal and external auditors on the system of internal control and any material control weaknesses. It also receives responses from management regarding the actions taken on issues identified in audit reports.

Review of Effectiveness of Internal Control

In compliance with Provision C.2.1 of the Code, the Board reviews the effectiveness of the Group's system of internal control.

On an annual basis the Audit Committee receives a formal review that is designed to assess the application of the principal financial and operational controls operated by the Group. The review, which is based on self-assessment by senior operational management, is carried out using a risk review and control questionnaire and is intended to complement the internal and external audit procedures. There is also a comprehensive procedure for monitoring all significant risks and key risks have been identified on a risk register. The Board has considered the probability of those risks occurring and their impact, as well as the actions that would be taken in response to them if they did occur.

The Board has undertaken a specific assessment of internal control for the purpose of this Annual Report. This assessment considered all significant aspects of internal control during the year ended 31 December 2005. Accordingly, the Board is satisfied that the Group continues to have an effective system of internal control.

Corporate Social Responsibility

The Board has set policies for the Group to ensure that it operates worldwide in a safe, ethical and responsible manner, which protects the environment as well as safeguarding the health and safety of its employees, its customers and the communities in which it operates. These policies are intended to recognise, evaluate and manage responsibly environmental, health and safety risks through implementation of a comprehensive Global Environmental, Health and Safety Management System that standardises best operating practices, objectives, data collection, reporting, audits, performance indicators and goals. These policies are set out in more detail on pages 30 to 34.

Pensions

The assets of the UK defined-benefit pension fund are controlled by trustees; they are held separately from the assets of the Company and invested by independent fund managers. These segregated funds cannot be invested directly in the Company. Four trustees have been appointed by the Company and, in addition, two member-nominated trustees have been appointed. This fund was closed to new employees joining the Group after 1 April 2002; new UK employees are now offered membership of a Group Personal Pension Plan.

Compliance with the Code

The Directors consider that the Group complies and has complied throughout the year ended 31 December 2005 with all of the Provisions of the Code with the exception that the Code states that at least half of the Board, excluding the Chairman, should be comprised of independent Non-executive Directors, and the Directors believe that to achieve this balance would cause the Board to be unwieldy.

Philip G Rogerson
Chairman

9 March 2006

Responsibilities and role of the Audit Committee (the "Committee")

The principal responsibilities of the Committee are as follows:

1. to consider the appointment and assess the independence and effectiveness of the External Auditor;
2. to recommend the audit fee to the Board and to ensure that the provision of non-audit services does not impair the External Auditors' independence or objectivity;
3. to discuss with the External Auditor, before the audit commences, the nature and scope of the audit and to review the Auditors' quality control procedures and steps taken by the Auditor to respond to changes in regulatory and other requirements;
4. to oversee the process for selecting the External Auditor and make appropriate recommendations through the Board to the Shareholders to be considered at the Annual General Meeting ;
5. to review the External Auditor's report on significant matters arising from the audit;
6. to monitor and review the effectiveness of Internal Audit, including a review of the Internal Audit programme and ensuring that the Internal Audit function is adequately resourced and has appropriate standing within the company;
7. to consider management's response to any major External or Internal Audit recommendations;
8. to review the Company's procedures for handling allegations from whistleblowers;
9. to consider serious incidents of fraud or other irregularities.

The full Terms of Reference of the Committee are available on our website at www.aggreko.com/investors under the heading "Corporate Governance".

Composition of the Committee

The names of the members of the Committee who served during the year ended 31 December 2005 are as follows:

Mr R V McGlone Chairman

Mr A C Salvesen

Mr N H Northridge

The Committee is entirely composed of independent Non-executive Directors. The qualifications of the members of the Committee and their biographical details are set out on pages 36 and 37. The Board is satisfied that at least one member of the Committee has recent and relevant financial experience. The specific policies in relation to remuneration of the members of the Committee are set out in the Remuneration Report on page 52. The Company Secretary acts as Secretary to the Committee.

Meetings

The number of meetings during 2005 and attendance are set out on page 42.

Main activities of the Committee in the year to 31 December 2005

1. Financial statements
   The Committee reviewed the annual results for the year ended 31 December 2004 and the interim results for the six months ended 30 June 2005 in order to monitor the integrity of the financial statements.

   The Committee also considered the impact of changes to financial reporting including the implementation of International Financial Reporting Standards.

2. Internal financial control and risk management systems
   The Committee reviewed and discussed the Risk Register that was prepared by the business units and sets out the likelihood and potential impact of the significant risks faced by the Group. The Committee also considered the results of a self-assessment of Internal Control that covered all of the Group's financial reporting systems. The Committee considered the adequacy of the whistleblower arrangements contained in the Group Ethics Policy.

3. External Auditors
   The Committee considered a recommendation to the Board to re-appoint PricewaterhouseCoopers LLP as Auditors of the Company. There was a review of the level of fees for non-audit services and the application of those policies that ensure auditor independence.

   During 2005, the Committee received the reports of the External Auditor in respect of the annual results for the year ended 31 December 2004 and the interim results for the six months ended 30 June 2005. The Committee considered the audit work done and any significant judgmental accounting and reporting issues.

   The proposed External Audit programme and timetable for 2006 was reviewed.

4. Internal Audit function
   The Committee received regular reports from the Head of Internal Audit and reviewed progress against the agreed plan for the year. The Committee considered all significant internal control issues raised in these reports, reviewed the 2006 Internal Audit Plan and considered the adequacy of Internal Audit resources.

Roy V McGlone
Chairman of the Audit Committee

9 March 2006

Nomination Committee Report

Responsibilities and role of the Nomination Committee (the "Committee")

The principal responsibility of the Committee is to assist the Board with succession planning and with the selection process for the appointment of a new Director or Chairman. In discharging that responsibility the Committee is required:

1. to evaluate the balance of skills, knowledge and experience on the Board and, in the light of this evaluation, prepare a description of the role and capabilities required for a particular appointment;
2. to assess the time commitment expected on the part of a new Chairman of the Company and to require new Non-executive Directors to undertake that they will have sufficient time to meet what is expected of them;
3. to oversee the search process, using such outside advisers as the Committee may consider appropriate;
4. to keep the Board advised of the candidates who have been identified for approach and on the preferred candidates for initial interviews;
5. to arrange for all members of the Board to meet the preferred candidate prior to making a formal recommendation to the full Board.

The full Terms of Reference of the Committee are available on our website at www.aggreko.com/investors under the heading "Corporate Governance".

Composition of the Committee

The names of the members of the Committee who served during the year ended 31 December 2005 are as follows:

Mr P G Rogerson Chairman

Mr R C Soames

Mr A C Salvesen

Mr N H Northridge

Mr R V McGlone

The Committee is composed of the Chairman, the Group Chief Executive and the independent Non-executive Directors. The qualifications of the members of the Committee and their biographical details are set out on pages 36 and 37. There is no specific provision for remuneration of the members of the Committee.
The Company Secretary acts as Secretary to the Committee.

Meetings

The number of meetings during 2005 and attendance is set out on page 42.

Main activities of the committee in the year to 31 December 2005

1. Succession Planning
   The Committee met to consider Board succession planning and a process for identifying and managing talent within the Group.
2. Letters of Appointment
   The Committee considered the issue of a new letter of appointment to one Non-executive Director.
3. Appointment of an additional Director
   During the year the Committee selected one Executive Director. A selection agency was provided with selection criteria and a job profile for the position of Managing Director – Europe. A total of ten individuals were interviewed for this position and Kash Pandya was selected as the outstanding candidate. Before the Committee considered the selection of Mr. Pandya, all of the Directors had meetings with him individually. The Committee then nominated him to be appointed as Managing Director – Europe and as a Director of the Company.
4. Directors retiring by rotation
   The Committee considered the contribution and commitment of the Directors standing for re-election and recommended to the Board that they be put forward for re-election.

Philip G Rogerson
Chairman

9 March 2006

The Directors confirm that the Company has complied with the Principles and underlying Provisions relating to Directors' remuneration of The Combined Code of Corporate Governance (the "Code") published in July 2003 and that this Remuneration Report has been prepared in accordance with the Directors' Remuneration Report Regulations 2002. Details of each individual Director's remuneration for 2005 are set out on page 53. Information on Directors' share and share option interests may be found on pages 56 and 57.

Remuneration Committee (the "Committee"): Composition, Responsibilities and Operation

The names of the members of the Committee who served during the year ended 31 December 2005 are as follows:

Mr N H Northridge Chairman

Mr A C Salvesen

Mr R V McGlone

The Committee is entirely composed of independent Non-executive Directors. They have no personal financial interest, other than as shareholders, in the matters to be decided, no potential conflicts of interest arising from cross-directorships and no day-to-day operational responsibility within the Group.

The Committee's principal function is to determine the policy on remuneration for the most senior executives and to approve the specific remuneration of the Executive Directors and the Company Secretary, including their service contracts. The Committee also has responsibility for making a recommendation to the Board in respect of the remuneration of the Chairman.

The Committee's remit therefore includes, but is not restricted to, basic salary, benefits in kind, performance related awards, share options and share awards, long-term incentive schemes, pension rights, and any compensation or termination payments. In exercising its responsibilities the Committee has access to professional advice, both inside and outside the Company, and consults with the Chairman and Group Chief Executive. The Company Secretary acts as Secretary to the Committee. The full Terms of Reference of the Committee are available on our website at www.aggreko.com/investors under the heading "Corporate Governance".

There are a number of external advisors appointed by the Company who advise on remuneration matters for the wider workforce and also provide advice to the Committee from time to time. Principal advisors in the year were as follows:

Towers Perrin provided remuneration consultancy with respect to basic salary, bonus plans and executive long-term incentive plans.

New Bridge Street Consultants provided advice on the implementation and administration of share plans.

Mercer Human Resource Consulting provided advice on retirement benefits in the UK and overseas and administers the UK defined benefit pension scheme.

Remuneration Policy

The Committee has adopted the following policy for the remuneration of Executive Directors throughout 2005. It is intended that this policy will apply in 2006 and future years.

Annual Salaries

Salaries are determined by a combination of the individual's contribution to the business and the market rate for the job. The Company typically pays the market median, for standard performance in the job, and pays up to the market upper quartile for upper quartile performance. On occasions it may be necessary to pay above the market median to attract people of the right calibre to meet the needs of the business.

The appropriate market rate is the rate in the "market place" from which the individual is most likely to be recruited. The Company operates in a number of market places throughout the world where remuneration practice and levels differ. This can result in pay and benefit differentials between the Executive Directors.

In arriving at an appropriate market rate, reference is made to a number of well-established salary surveys covering similar jobs of the same size in a large sample of companies in the manufacturing and service sectors in the UK. The same consistent approach is taken for expatriate and overseas salaries where reference is made to the appropriate surveys for the geographical location.

The Company's pay systems are designed to allow progression that reflects an individual's contribution to the business and to control overall cost. Pay and benefit structures are designed to be cost effective to achieve the right level of attraction and retention at the best value. The Company is always mindful of the need for good corporate governance in respect of pay and benefits for all its employees including Directors.

Performance related elements of Remuneration

A significant proportion of Executive Directors' remuneration is performance related through annual bonus and share plans as further explained below.

Annual Cash Bonuses

The Company pays competitive bonuses that are intended to place the total cash earnings of executives at around upper quartile for the market place in high performance years. The factors to be measured for bonus purposes and the corresponding levels of bonus are pre-determined at the start of the year. Bonuses are paid as close to the end of the performance period as practicable so that they reflect current performance. All Executive Directors participate in a scheme which allows them to earn bonuses on a graduated scale if a targeted level of earnings per share is exceeded. The performance criteria are designed to enhance shareholder value and the Committee approves all financial targets and personal goals; no bonus will be paid if targets and goals are not achieved. For the Group Chief Executive and the Finance Director, all of their bonus is based upon earnings per share. 50% of the bonus of Regional Directors is based upon the same measure with 50% based upon profit achieved in their own region. In 2005 the Group Chief Executive and the Director responsible for North America had a maximum bonus opportunity of 75% of basic salary and the maximum for other Executive Directors was 60%. For 2006 the Group Chief Executive and the Director responsible for North America have a maximum bonus opportunity of 100% of basic salary and the maximum for other Executive Directors will be 75%; however, there will also be a more demanding level of performance required. The Committee does, however, also have discretion to reward outstanding individual achievement.

Long-Term Incentive Arrangements

At the Annual General Meeting in 2004 Shareholders approved the introduction of Long-Term Incentive Arrangements consisting of a performance share plan and a co-investment plan which cover about 100 executives in the business worldwide and operate as follows:

Performance Share Plan

Under this plan, executives are granted a conditional award of shares, some, all or none of which will vest three years later, depending upon the Company's performance over the deferral period. The measurement of performance commences in the year in which the award is made and awards are subject to the executive remaining in service at the end of the period.

Two performance measures are utilised; 75% of plan awards is measured against earnings per share (EPS) and 25% against Return on Capital Employed (ROCE). The first performance measure is real (i.e. excluding inflation) compound growth in aggregate EPS over a three-year period. The definition of EPS is the fully diluted EPS published in the Annual Report, although the Committee has the discretion to make adjustments to ensure the measure is consistent from year to year and represents a fair measure. The Committee selected this measure because it believes that it is well aligned with shareholder interests as well as being readily understood by executives. The Consumer Price Index has been selected by the Committee as the most appropriate measure of inflation. Having considered the business's future plans and prospects, the Committee decided that an appropriate range for real compound annual growth in EPS over the next few years is 3% - 8%, if inflation averages 2% per year, this would be 5% - 10% growth in nominal terms. There is no award for aggregate real compound EPS growth of 3% per annum or less. The maximum award is made if aggregate EPS is equivalent to real compound annual growth of 8% or more. For performance between these levels, awards would be made on a straight line, pro-rata, basis between zero and the maximum level. The second performance measure is average ROCE over a three-year period. The Committee selected this measure because it believes that an adequate level of ROCE is essential for the maintenance of shareholder value and this measure is already in use throughout the business. The Committee will review the appropriate ROCE performance range for each annual grant of awards to be made under the plan, taking account of the business's future plans and prospects. Having considered these factors in respect of awards made in 2005, the Committee decided that an appropriate range for the three-year performance period 2005 - 2007 is ROCE of between 15% and 17% per annum. There would be no award for average ROCE of 15% or less. The maximum award would be made if average ROCE is 17% or more. For performance between these levels, awards would be made on a straight line, pro-rata, basis between zero and the maximum award. The Committee has increased this range for awards made in 2006 and the range for the three-year performance period 2006 - 2008 will be ROCE of between 18.5% and 20.5% per annum.

The Committee's intention is that the maximum award would be for shares with a value equal to one year's salary at date of grant and that, in practice, only Executive Directors would receive awards at this level. Whilst the rules of the plan permit a maximum award of shares up to a value equal to two years' salary, the Committee's intention is that in most circumstances the maximum award would be a value equal to one year's salary, and that, in practice, the number of people receiving awards at this level would be very restricted. During 2005 Executive Directors were granted awards of between 70% and 100% of their basic salary.

Co-Investment Plan

Under this plan executives are allowed to invest up to a maximum of 20% of their base salary in Aggreko shares. The offer will be made to them each year shortly after bonuses are declared. This means that executives can use their net bonus to acquire shares at market price but there is no direct link to the bonus paid.

Provided that the executive continues to hold these shares for three years the Company will make a matching award. There will be an automatic match of three shares for every four the executive holds i.e. a 75% match. Higher levels of matching award will be dependent upon performance up to a maximum total matching award of six shares for every four the executive holds, i.e. a 150% match, if the maximum level of performance is achieved.

The performance measures and performance targets under this Co-investment Plan are exactly the same measures as those which will apply under the Performance Share Plan, i.e. real compound growth in aggregate EPS in a range from 3% to 8% per annum on a straight line, pro-rata, basis and average ROCE of between 15% and 17% per annum (18.5% and 20.5% per annum for the 2006 awards).

Savings-related Share Option Schemes

The Company believes that savings-related share schemes generally encourage the matching of interests between employees and shareholders. The Aggreko Savings-related Share Option Scheme (Sharesave) is normally offered annually to all employees and Executive Directors who have at least six months' service.

Executive Share Option Schemes

Prior to 2004 senior executives were invited to participate in an Executive Share Option Scheme at the discretion of the Committee. Following the implementation of the Performance Share and the Co-investment Plans, it is anticipated that further grants under the existing Executive Share Option Schemes will only be made in exceptional circumstances where the new plans are not appropriate.

The allocation of Executive Share Options was based on multiples of remuneration dependent upon the seniority and job size of the individual's appointment, with the maximum multiple of 1⅓ times remuneration in any one year being available to Executive Directors.

UK participants in the Executive Share Option Scheme received part of their entitlement under a scheme that has received approval under the Taxes Act conferring certain tax relief on participants. The Treasury limit for outstanding options under the approved scheme is currently £30,000 for each participant, with the balance of the participant's entitlement being held under an unapproved scheme.

All executive options that have been granted are subject to performance conditions based on both total shareholder return ("TSR") and growth in Earnings Per Share ("EPS"). TSR is calculated by reference to the increase in the Company's share price plus dividends paid. EPS is Basic Earnings Per Share as disclosed in the Consolidated Profit and Loss Account.

At the time when the individual wishes to exercise the option (which can only normally occur after three years have elapsed since grant), the growth in the Company's TSR is compared to that of the FTSE Mid 250 Index (excluding investment trusts) over a specified period. If the Company's TSR matches or exceeds that index, and the Company's EPS growth matches or exceeds the growth in the Retail Prices Index plus 3 per cent per annum, over three consecutive years, the option is capable of exercise. Retesting of performance conditions is limited to six monthly intervals between 3 and 5 years after the date of grant. If further grants are made under the existing schemes it is the Committee's intention that performance testing will only occur once, immediately after the three-year period following the date of grant.

Mr F A B Shepherd was eligible for an award under the Phantom Option Scheme on 25 September 2002. This award was approved by the Committee in order to continue to incentivise Mr Shepherd at a time when he was no longer eligible to participate in Aggreko's Approved and Non-approved Executive Share Option Schemes. The intention was that, where possible, the terms and conditions described under "Share Option Schemes" should also apply to Mr Shepherd's award under the Phantom Option Scheme.

Retention of shares by Executive Directors

The Committee has adopted a policy that encourages Executive Directors to use the Long Term Incentive Plans and Executive Share Option Schemes to acquire and retain a material number of shares in the Company with the objective of further aligning their long-term interests with those of other Shareholders. Under this policy, on vesting of share grants, an Executive Director of less than 55 years of age should hold at least 50% of the net proceeds in shares until their aggregate holding is equivalent to at least 100% of their salary.

Other Benefits

Other benefits, including pensions, are based on current market practice and take into account long-term trends in provision. Further details on pension provision are set out on pages 54 and 55.

Service Contracts and Notice Periods

All of the Executive Directors have service agreements that require one year's notice from the individual and one year's notice from the Company. Mr F A B Shepherd has a service contract that expires at the end of the Annual General Meeting following his 65th birthday while other Directors have a normal retirement age of 60. On early termination, Executive Directors are entitled to basic salary and benefits for the notice period at the rate current at the date of termination.

External Appointments

The Company has allowed Mr R C Soames to serve as a Non-executive Director of Baggeridge Brick PLC. He is also permitted to retain his earnings from that position and these earnings amounted to £25,000 for the year ended 31 December 2005 (2004: £24,468).

Remuneration of Chairman and Non-executive Directors

The Board, within the limits set out in the Articles of Association, determines the remuneration policy and level of fees for the Non-executive Directors. The Remuneration Committee recommends remuneration policy and level of fees for the Chairman to the Board. Remuneration comprises an annual fee for acting as a Chairman or Non-executive Director of the Company. Additional fees are paid to Non-executive Directors in respect of service as Chairman of the Audit and Remuneration Committees and as Senior Independent Director. When setting these fees, reference is made to information provided by a number of remuneration surveys, the extent of the duties performed and the size of the Company. The Chairman and Non-executive Directors are not eligible for bonuses, retirement benefits or to participate in any share scheme operated by the Company.

Service Contracts

		Effective date of contract	Un-expired Term at 31 December 2005	Notice Period
Chairman:				
P G Rogerson	Letter of Appointment	24 April 2005*	2 years and 4 months	–
Executives:				
R C Soames	Service Agreement	1 July 2003	–	1 year
F A B Shepherd	Service Agreement	1 May 2000*	–	1 year
A G Cockburn	Service Agreement	1 May 2000	–	1 year
G P Walker	Service Agreement	18 January 2001	–	1 year
K Pandya	Service Agreement	20 June 2005	–	1 year
Non-executives:				
A C Salvesen	Letter of Appointment	29 September 2003*	9 months	–
N H Northridge	Letter of Appointment	14 February 2005*	2 years and 2 months	–
R V McGlone	Letter of Appointment	1 September 2005*	2 years and 8 months	–

* replaces an earlier contract / letter of appointment

Review of past performance

The following chart looks at the value at 31 December 2005 of £100 invested in the Company on 31 December 2000 compared with the value of £100 invested in the FTSE Mid 250 over the same period. The other points plotted are the values at the intervening financial year-ends. The FTSE Mid 250 was selected as a comparator as this index is used as one of the performance measures for the Executive Share Option Schemes. A general index is considered more appropriate than sector and peer group comparators given the unique nature of the Company's business.

Value of £100 invested on 31 December 2000


Source: Datastream
Aggreko plc
Mid 250 Index
150
125
100
75
50
25
0
31 Dec 00
31 Dec 01
31 Dec 02
31 Dec 03
31 Dec 04
31 Dec 05

The following tables provide details of the emoluments, pensions and share interests of the Directors and this information is audited.

Emoluments

The emoluments (excluding pension contributions) of Directors during 2005 were as follows:

	Notes	Salary £	Fees £	Benefits in Kind £	Annual Bonus £	Other Pay £	2005 Total £	2004 Total £
Chairman:								
P G Rogerson		–	87,000	–	–	–	87,000	82,000
Executives:								
R C Soames		375,400	–	7,330	285,000	59,375	727,105	699,436
F A B Shepherd		236,375	–	72,413	144,600	–	453,388	404,011
A G Cockburn		215,500	–	21,271	135,000	30,472	402,243	350,410
G P Walker		199,406	–	10,097	154,669	–	364,172	330,290
H J Molenaar	1	–	–	–	–	–	–	256,539
K Pandya	2	117,615	–	520	33,000	7,040	158,175	–
Non-executives:								
A C Salvesen		–	30,750	–	–	–	30,750	29,100
N H Northridge		–	36,250	–	–	–	36,250	31,600
R V McGlone		–	33,500	–	–	–	33,500	30,350
2005 Total		1,144,296	187,500	111,631	752,269	96,887	2,292,583	
2004 Total		1,162,341	173,050	111,328	681,907	85,110		2,213,736

Note 1 Emoluments as a director ceased on 31 December 2004.
Note 2 2005 Emoluments are from date of appointment on 20 June 2005.

Benefits in kind are made up of private health care, taxable life insurance benefits, car costs, relocation costs and the allowances paid to directors on expatriate secondment.

Other pay represents the amount paid to Directors in order to fund pension benefits beyond the Inland Revenue earnings cap.

Mr. R C Soames was the highest paid director. His entitlements under the Pension plan and details of his potential receipt of shares under the Executive Share Option Schemes and Long-Term Incentive Arrangements are disclosed separately.

On 1 January 2005 Mr. H J Molenaar took up the position of Director of Business Development with the Company and stepped down from the Board of Aggreko plc. During the year ended 31 December 2005 he received a salary of Euro €270,875, benefits in kind of Euro €21,920, a bonus of Euro €164,400 and a long service award of Euro €23,242.

With respect to 2005, performance targets were set for the bonus scheme at the start of the year and at that time the Company described 2005 to investors as a year in which progress was expected to be made against 2004. In the event, strong trading results, particularly in North America and International, led to better than expected results. Aggreko's diluted Earnings per Share rose by 27.1% from 10.79 pence to 13.72 pence, exceeding market expectations and the stretch performance targets set at the start of the year for the bonus plan. This has resulted in both the Chief Executive and the Finance Director earning maximum bonus levels of 75% and 60% of salary respectively. For the regional Executive Directors, 50% of their bonus was linked to profits generated by their region. The varying performance of the regions is reflected in the total bonus earned by each of the Directors as set out in the above table of emoluments.

Details of changes in basic salary and fees are set out in the table below. All Directors' salaries and fees are reviewed annually as at 1 July.

	Notes	Currency	Rate of Annual Salary and Fees at 31 Dec 2005	Rate of Annual Salary and Fees at 31 Dec 2004	Increase %
Chairman:					
P G Rogerson		Sterling	90,000	84,000	7.14
Executives:					
R C Soames		Sterling	380,000	370,800	2.48
F A B Shepherd		Sterling	241,000	231,750	3.99
A G Cockburn		Sterling	225,000	206,000	9.22
G P Walker		US Dollars	375,000	350,200	7.08
K Pandya	1	Sterling	220,000	–	–
Non-executives:					
A C Salvesen		Sterling	31,500	30,000	5.00
N H Northridge		Sterling	37,500	35,000	7.14
R V McGlone		Sterling	34,500	32,500	6.15

Note 1 Mr K Pandya was appointed on 20 June 2005 and his annual salary has not been reviewed during the year.

Pension Entitlements

Executive Directors participate in defined contribution plans that are designed to be in line with the median practice in the relevant country. Executive Directors who reside in the United Kingdom and who joined the Board after 1 April 2002 also participate in a defined contribution plan.

	Notes	Company contributions during 2005 £	Company contributions during 2004 £
R C Soames		**15,705**	20,250
G P Walker		**58,911**	36,694
H J Molenaar	1	–	22,283
K Pandya	2	**3,960**	–

Note 1 On 1 January 2005 Mr. H J Molenaar stepped down from the Board of Aggreko plc. During the year ended 31 December 2005, Company Contributions to his pension plan were Euro € 38,925.
Note 2 Contributions are from date of joining the plan.

Mr. R C Soames and Mr K Pandya are members of the Aggreko plc Group Personal Pension Plan, and are entitled to pension contributions by the Company of 20% of their basic salary. Any contributions in excess of the maximum set by the plan or the Inland Revenue are paid by cash compensation and are disclosed under Emoluments. Mr. K Pandya joined the Aggreko plc Group Personal Pension Plan three months after his date of appointment in accordance with the rules of the plan.

Mr G P Walker is entitled to participate in the Employees' Savings Investment Retirement plan and the Supplemental Executive Retirement plan of Aggreko LLC, which are governed by the laws of the United States. These plans allow contributions by the employee and the Group to be deferred for tax.

Mr H J Molenaar is a member of the Aggreko Netherlands pension scheme. Under this scheme the employee contributes 5% of basic salary and the Company contributes a percentage of basic salary dependant upon age. Up to the age of 39 this percentage is 10% increasing to 15% between the ages of 40 and 44, 20% between 45 and 49, 25% between 50 and 54, reaching a maximum of 30% between the ages of 55 and 60.

Mr. A G Cockburn joined the Company before 1 April 2002 and is a member of the Aggreko plc Pension Scheme which is a funded, defined-benefit scheme approved by the Inland Revenue. The key elements of his benefits are:

- a normal retirement age of 60;
- a benefits accrual rate of 1/30th for each year's service up to a maximum of two thirds of final pensionable salary;
- an employee contribution rate of 5% of basic salary;
- a spouse's pension on death; and
- an early retirement pension based on a 3% simple reduction factor.

Mr A G Cockburn was a member of the Aggreko plc Pension Scheme during 2005 and the following disclosure relates to his membership of the Scheme.

	Age	Accrued Pension at 31 Dec 2005 £ pa	Increase in Accrued Pension during 2005 £ pa	Increase in Accrued Pension during 2005 (net of inflation) £ pa	Transfer Value of Accrued Pension at 31 Dec 2005 £	Transfer Value of Accrued Pension at 31 Dec 2004 £	Director's Contributions during 2005 £	Increase in Transfer Value during 2005 net of Director's Contributions £
A G Cockburn	42	**19,947**	**4,080**	**3,652**	**142,829**	105,100	**5,100**	**32,629**

The transfer values have been calculated in accordance with the guidance note "GN11" published by the Institute of Actuaries and Faculty of Actuaries.

The accrued pensions are the amounts that would be paid at the anticipated retirement date, if the Director left service as at 31 December 2005, with no allowance for increases in the period between leaving service and retirement.

Mr F A B Shepherd left the scheme on 31 December 2003 and took a transfer out of his accrued pension on 9 January 2004.

Where UK-resident Directors are subject to the Inland Revenue pensions cap, the Company has paid such members the equivalent of the amount that it would have cost the Company to fund the pension benefits beyond the cap; such payments are disclosed under Emoluments.

All Executive Directors who are members of a pension plan are provided with a lump sum death in service benefit of four times salary. Mr. F A B Shepherd is provided with a lump sum death in service benefit of two times salary.

Share Interests

The interests of persons who were Directors during the year in the share capital of the Company were as follows

	31.12.2004	Granted during year	Lapsed during year	Exercised during year	31.12.2005	Option Price	Date from which exercisable	Expiry Date
Performance Share Plan								
R C Soames	230,400	–	–	–	230,400	nil	9.6.2007	9.12.2007
R C Soames	–	214,957	–	–	214,957	nil	14.4.2008	14.10.2008
F A B Shepherd	100,800	–	–	–	100,800	nil	9.6.2007	9.12.2007
F A B Shepherd	–	94,043	–	–	94,043	nil	14.4.2008	14.10.2008
A G Cockburn	89,600	–	–	–	89,600	nil	9.6.2007	9.12.2007
A G Cockburn	–	83,594	–	–	83,594	nil	14.4.2008	14.10.2008
G P Walker	85,829	–	–	–	85,829	nil	9.6.2007	9.12.2007
G P Walker	–	74,466	–	–	74,466	nil	14.4.2008	14.10.2008
K Pandya	–	64,706	–	–	64,706	nil	21.10.2008	21.4.2009
Co-investment Plan								
R C Soames	69,120	–	–	–	69,120	nil	9.6.2007	9.12.2007
R C Soames	–	64,487	–	–	64,487	nil	14.4.2008	14.10.2008
F A B Shepherd	43,200	–	–	–	43,200	nil	9.6.2007	9.12.2007
F A B Shepherd	–	40,305	–	–	40,305	nil	14.4.2008	14.10.2008
A G Cockburn	38,400	–	–	–	38,400	nil	9.6.2007	9.12.2007
A G Cockburn	–	25,950	–	–	25,950	nil	14.4.2008	14.10.2008
G P Walker	36,780	–	–	–	36,780	nil	9.6.2007	9.12.2007
K Pandya	–	27,730	–	–	27,730	nil	21.10.2008	21.4.2009
Executive Share Options								
R C Soames	301,413	–	–	–	301,413	159.25p	24.9.2006	24.9.2013
F A B Shepherd	34,014	–	–	–	34,014	294p	17.9.2002	17.9.2009
F A B Shepherd	46,729	–	–	–	46,729	428p	23.8.2003	23.8.2010
A G Cockburn	38,940	–	–	–	38,940	428p	23.8.2003	23.8.2010
A G Cockburn	50,343	–	–	–	50,343	437p	31.8.2004	31.8.2011
A G Cockburn	197,917	–	–	–	197,917	128p	25.9.2005	25.9.2012
G P Walker	32,483	–	–	–	32,483	294p	17.9.2002	17.9.2009
G P Walker	47,163	–	–	–	47,163	428p	23.8.2003	23.8.2010
G P Walker	121,952	–	–	–	121,952	457.5p	15.3.2004	15.3.2011
G P Walker	219,845	–	–	–	219,845	128p	25.9.2005	25.9.2012
Phantom Share Option Scheme								
F A B Shepherd	218,750	–	–	–	218,750	128p	25.9.2005	25.9.2012
Savings-related Share Options								
R C Soames	8,098	–	–	–	8,098	117p	13.11.2007	13.5.2008
F A B Shepherd	8,532	–	–	8,532	–	105p	19.10.2005	19.4.2006
F A B Shepherd	421	–	–	–	421	117p	13.11.2007	13.5.2008
F A B Shepherd	–	4,689	–	–	4,689	189p	11.11.2008	11.5.2009
A G Cockburn	8,532	–	–	8,532	–	105p	19.10.2005	19.4.2006
A G Cockburn	–	4,947	–	–	4,947	189p	11.11.2008	11.5.2009
U.S. Stock Purchase Plan								
G P Walker	–	3,495	–	–	3,495	213p	11.11.2007	11.2.2008

The options under the Savings-related Share Option Schemes have been granted at a discount of 20% on the share price calculated over the three days prior to the date of invitation to participate, mature after three years and are normally exercisable in the six months following the maturity date. The options under the US Stock Purchase Plan have been granted at a discount of 15% on the closing share price on the date of grant, mature after two years and are normally exercisable in the three months following the maturity date.

The options under the Executive Share Option Scheme are normally only exercisable once three years have elapsed from date of grant and lapse after ten years. The performance criteria that apply to the Executive Share Option Schemes are described on page 51.

Awards under the Performance Share Plan and Co-investment Plan are normally made three years after the date of grant and are subject to performance conditions which are described on page 50.

Information relating to the exercise of options by the directors is as follows:

	Exercised during year	Date Exercised	Market Price On date Exercised
Savings-related Share Options			
F A B Shepherd	8,532	2.12.2005	261.5p
A G Cockburn	8,532	2.12.2005	261.5p

The aggregate gain made on these exercises was £26,705, of which £nil related to the gain of the highest paid Director.

Mr. H J Molenaar stood down from the Board of Aggreko plc on 1 January 2005 and at that time he held the following interests in shares through share plans.

	01.01.2005	Option Price	Date from which exercisable	Expiry Date
Performance Share Plan	76,236	nil	9.6.2007	9.12.2007
Co-investment Plan	32,670	nil	9.6.2007	9.12.2007
Executive Share Options	41,964	294p	17.9.2002	17.9.2009
	26,168	428p	23.8.2003	23.8.2010
	53,470	457.5p	15.3.2004	15.3.2011
	147,973	128p	25.9.2005	25.9.2012
Savings-related Share Options	8,692	105p	19.10.2005	19.4.2006

He exercised Savings-related options over 8,692 shares on 5 December 2005 and realised a gain of £13,407.

The market price of the shares at 31 December 2005 was 271.25 pence and the range during the year was 150 pence to 276.25 pence.

	Notes	**31 December 2005 Ordinary Shares of 20p each Beneficial**	**Non-Beneficial**	31 December 2004 Ordinary Shares of 20p each Beneficial	Non-Beneficial
Shares					
P G Rogerson		**83,782**	**–**	83,782	–
R C Soames		**133,884**	**–**	64,830	–
F A B Shepherd		**100,908**	**1,000**	55,506	1,000
A G Cockburn		**72,464**	**–**	33,600	–
G P Walker		**69,457**	**–**	69,457	–
H J Molenaar	*1*	**28,470**	**–**	28,470	–
K Pandya	*2*	**18,847**	**–**	–	–
A C Salvesen		**7,909,316**	**124,488**	7,909,316	124,488
N H Northridge		**10,000**	**–**	5,000	–
R V McGlone		**8,000**	**–**	8,000	–

Note 1 At date of resignation
Note 2 At date of appointment

Mr R C Soames, Mr F A B Shepherd, Mr A G Cockburn, Mr G P Walker and Mr K Pandya, as Directors of the Company, have an interest in the holdings of the Aggreko Employee Benefit Trust (the "EBT") as potential beneficiaries. The EBT is a trust established to distribute shares to employees of the Company and its subsidiaries as awards granted under the Aggreko Performance Share Plan 2004 and the Aggreko Co-Investment Plan 2004. At 31 December 2005, the trustees of the EBT held a total of 3,678,341 Aggreko plc ordinary shares (2,016,720: 2004) and at the date of this report the EBT holds a total of 3,677,014 Aggreko plc ordinary shares.

There have been no other changes in Directors' interests in shares between the end of the financial year and the date of this report. No Director was interested in any shares of subsidiary undertakings at any time during the year.

Philip G Rogerson
Chairman

9 March 2006

Independent Auditors' Report to the Members of Aggreko plc

We have audited the Group financial statements of Aggreko Plc for the year ended 31 December 2005 which comprise the Group Income Statement, the Group Statement of Recognised Income and Expense, the Group Balance Sheet, the Group Cash Flow Statement and the related notes. These group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent company financial statements of Aggreko Plc for the year ended 31 December 2005 and on the information in the Directors' Remuneration Report that is described as having been audited.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the group financial statements give a true and fair view and whether the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you if, in our opinion, the Directors' Report is not consistent with the group financial statements, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding director's remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited group financial statements. The other information comprises only the Directors' Report, the Chairman's Statement, the Operating and Financial Review and the Corporate Governance Statement. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the group financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the group financial statements, and of whether the accounting policies are appropriate to the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the group financial statements.

Opinion

In our opinion:

- the group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the group's affairs as at 31 December 2005 and of its profit and cash flows for the year then ended; and
- the group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow

9 March 2006

ACCOUNTS

Accounts

aggreko

Group Income Statement

For the year ended 31 December 2005

	Notes	2005 £ million	Total before exceptional items 2004 £ million	Exceptional items (Note 8) 2004 £ million	2004 £ million
Revenue	5	417.7	323.6	–	323.6
Cost of sales		(207.9)	(152.7)	(1.5)	(154.2)
Gross profit		209.8	170.9	(1.5)	169.4
Distribution costs		(108.9)	(92.9)	(7.6)	(100.5)
Administrative expenses		(41.3)	(32.9)	(5.9)	(38.8)
Other income		1.1	1.3	–	1.3
Operating profit	5	60.7	46.4	(15.0)	31.4
Finance costs					
- Interest expense	10	(4.8)	(4.2)	–	(4.2)
- Interest income	10	0.5	0.3	–	0.3
Profit before taxation	6	56.4	42.5	(15.0)	27.5
Taxation	11	(19.7)	(13.5)	4.8	(8.7)
Profit for the year		36.7	29.0	(10.2)	18.8

The above results relate to continuing operations and all profit for the period is attributable to equity shareholders of the Company.

	Notes	2005	Total before exceptional items 2004	Exceptional items (Note 8) 2004	2004
Earnings per share					
Basic (pence)	13	13.81	10.83	(3.82)	7.01
Diluted (pence)	13	13.72	10.79	(3.80)	6.99

Group Statement of Recognised Income and Expense

For the year ended 31 December 2005

	Notes	2005 £ million	2004 £ million
Profit for the year		36.7	18.8
Actuarial losses on retirement benefits	25	(7.9)	(1.5)
Movement of deferred tax on pension liability	11	2.4	0.5
Cashflow hedges	25	(0.6)	–
Net exchange gains/(losses) offset in reserves	25	14.1	(8.4)
Total recognised income for the year		44.7	9.4
Adoption of IAS 39		0.6	
Total recognised income since last annual accounts		45.3	

The notes on pages 63 to 95 form part of these Accounts.

Group Balance Sheet

As at 31 December 2005

	Notes	2005 £ million	2004 £ million
Non-current assets			
Intangible assets	14	1.5	1.8
Property, plant and equipment	15	294.9	261.0
Financial assets	19	0.7	–
Deferred tax asset	22	0.4	0.2
		297.5	263.0
Current assets			
Inventories	16	35.7	24.6
Trade and other receivables	17	114.0	70.2
Financial assets	19	0.1	–
Cash and cash equivalents	4	8.3	7.9
Current tax assets		1.6	3.2
		159.7	105.9
Total assets		457.2	368.9
Current liabilities			
Financial liabilities			
- Borrowings	18	(9.5)	(6.8)
- Derivative financial instruments	19	(0.6)	–
Trade and other payables	20	(93.7)	(59.6)
Current tax liabilities		(10.4)	(6.6)
Provisions	21	(0.8)	(3.7)
		(115.0)	(76.7)
Non-current liabilities			
Financial liabilities			
- Borrowings	18	(101.7)	(83.2)
- Derivative financial instruments	19	(0.2)	–
Deferred tax liabilities	22	(14.2)	(17.9)
Retirement benefit obligation	28	(16.8)	(10.2)
Provisions	21	(1.1)	(2.4)
		(134.0)	(113.7)
Total liabilities		(249.0)	(190.4)
Net assets		208.2	178.5
Shareholders' equity			
Share capital	23	53.8	53.6
Share premium	25	6.8	6.0
Treasury shares	24	(6.5)	(3.3)
Capital redemption reserve	25	0.1	0.1
Hedging reserve	25	–	–
Foreign exchange reserve	25	(5.2)	(19.3)
Retained earnings	25	159.2	141.4
Total shareholders' equity		208.2	178.5

Approved by the Board on 9 March 2006 and signed on its behalf by:





PG Rogerson
Chairman

AG Cockburn
Finance Director

The notes on pages 63 to 95 form part of these Accounts.

Group Cash Flow Statement

For the year ended 31 December 2005

	Notes	2005 £ million	2004 £ million
Cash flows from operating activities			
Cash generated from operations	3	101.9	98.7
Tax paid		(18.3)	(10.4)
Net cash generated from operating activities		83.6	88.3
Cash flows from investing activities			
Purchases of property, plant and equipment (PPE)		(80.1)	(56.0)
Proceeds from sale of PPE	3	3.8	3.7
Purchase of intangible assets		(0.1)	(0.1)
Net cash used in investing activities		(76.4)	(52.4)
Cash flows from financing activities			
Net proceeds from issue of ordinary shares		1.0	0.3
Increase in long-term loans		31.5	29.0
Repayment of long-term loans		(19.0)	(47.0)
Net movement in short-term loans		3.4	2.6
Interest received		0.5	0.3
Interest paid		(4.6)	(4.2)
Dividends paid to shareholders		(15.7)	(15.2)
Purchase of treasury shares		(3.2)	(3.3)
Net cash used in financing activities		(6.1)	(37.5)
Net increase/(decrease) in cash and cash equivalents		1.1	(1.6)
Cash and cash equivalents at beginning of the year		4.9	6.6
Exchange loss on cash and cash equivalents		–	(0.1)
Cash and cash equivalents at end of the year	4	6.0	4.9

Reconciliation of net cash flow to movement in net debt

For the year ended 31 December 2005

	Notes	2005 £ million	2004 £ million
Increase/(decrease) in cash and cash equivalents		1.1	(1.6)
Cash (inflow)/outflow from movement in debt		(15.9)	15.4
Changes in net debt arising from cash flows		(14.8)	13.8
Exchange (losses)/gains		(6.0)	4.0
Movement in net debt in period		(20.8)	17.8
Net debt at beginning of period		(82.1)	(99.9)
Net debt at end of period	18	(102.9)	(82.1)

Notes to the Group Accounts

For the year ended 31 December 2005

1 Accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated.

A Basis of preparation

The Group financial statements have been prepared in accordance with International Accounting Standards, International Financial Reporting Standards and IFRIC interpretations (collectively IFRSs) as adopted by the EU and with those parts of the Companies Act, 1985 applicable to companies reporting under IFRS. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value.

The Group has made use of the exemption available under IFRS 1 'First-time Adoption of International Financial Reporting Standards' from applying IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' retrospectively from 1 January 2005. The policies applied to financial instruments for 2004 and 2005 are disclosed separately below.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of the revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

On transition to IFRS, the group has undertaken advantage of the following exemptions contained within IFRS 1:

- Financial instruments: IAS 32 and IAS 39 have been adopted from 1 January 2005, with no restatement of comparative information.
- Share-based payment: The Group has applied IFRS 2 'Share-based Payment' to equity instruments granted after 7 November 2002 that had not vested prior to 1 January 2005.
- Foreign currency translation reserve: Cumulative translation differences on foreign currency denominated operations are deemed to be £nil at 1 January 2004. Any gains and losses recognised in the income statement on subsequent disposals of foreign operations will therefore exclude translation differences arising prior to transition date.

B Basis of consolidation

The Group financial statements consolidate the financial statements of Aggreko plc and all its subsidiaries for the year ended 31 December 2005. Subsidiaries are those entities over which the Group has the power to govern financial and operating policies, generally accompanying a shareholding that confers more than half of the voting rights.

C Revenue recognition

Revenue for the Group represents the amounts earned from the supply of temporary power, temperature control, oil-free compressed air and related services and excludes sales taxes and intra-group revenue. Revenue is recognised through the rental period the equipment and related services are utilised by the customer.

D Segmental reporting

Aggreko's primary reporting format relates to geographical segments comprising Northern Europe, South & Central Europe, North America, Middle East, Asia-Pacific and South America (together the Group's Local business) and a global segment of International Power Projects (IPP). IPP is managed as a single segment, with the deployment of assets varying from year to year depending on the location of projects. The geographical risks and rewards within IPP are significantly different from those within the Group's Local business.

Aggreko's secondary reporting format relates to the Group's two business types detailed above, namely the Local business and International Power Projects business. The Local business focuses on smaller, more frequently occurring events, whereas the International Power Projects business concentrates on large contracts, which can arise anywhere in the world.

1 Accounting policies continued

D Segmental reporting continued

The risks and rewards of the Group's operations are determined by the different geographical locations. This is reflected by the Group's divisional management and organisational structure and the Group's internal financial reporting systems. The segmented analysis in Note 5 to the Accounts is based on location of assets.

Central administration costs are allocated between segments based on revenue.

E Leases

Leases where substantially all of the risks and rewards of ownership are not transferred to the Group are classified as operating leases. Rentals under operating leases are charged against operating profit on a straight line basis over the term of the lease.

F Exceptional items

Items are classified as exceptional gains or losses where they are considered by the Group to be material and are different from events or transactions which fall within the ordinary activities of the Group and which individually, or if of a similar type, in aggregate, need to be disclosed by virtue of their size or incidence if the financial statements are to be properly understood. Details of the exceptional items are provided in Note 8 to the financial statements.

G Property, plant and equipment

Property, plant and equipment is carried at cost less accumulated depreciation and impairment losses. Cost includes purchase price, and directly attributable costs of bringing the asset into the location and condition where it is capable for use. Borrowing costs are not capitalised.

Freehold properties are depreciated on a straight line basis over 25 years. Short leasehold properties are depreciated on a straight line basis over the terms of each lease.

Other property, plant and equipment are depreciated on a straight line basis at annual rates estimated to write off the cost of each asset over its useful life from the date it is available for use. Assets in the course of construction are not depreciated. The periods of depreciation are reviewed on an annual basis and the principal periods used are as follows:

Rental fleet	8 to 10 years
Vehicles, plant and equipment	4 to 15 years

H Capital Grants

Capital grants in respect of additions to property, plant and equipment are netted against the cost of the related asset and this cost is depreciated in accordance with the policy in note 1G.

I Intangibles

Acquired computer software licences are capitalised on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortised on a straight line basis over their estimated useful lives, which is currently deemed to be 4 years and is reviewed on an annual basis.

J Impairment of property, plant and equipment and other intangible assets

Property, plant and equipment and other intangible assets are amortised and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Value in use is calculated using estimated cashflows. These are discounted using an appropriate long-term pre tax interest rate. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

1 *Accounting policies continued*

K Foreign currencies

Items included in the financial statements for each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates (functional currency). The Group's consolidated financial statements are presented in sterling, which is the Group's presentational currency.

At individual company level, transactions denominated in foreign currencies are translated at the rate of exchange on the day the transaction occurs. Assets and liabilities denominated in foreign currency are translated at the exchange rate ruling at the balance sheet date. Non-monetary assets are translated at the historical rate. In order to hedge its exposure to certain foreign exchange risks, the Group enters into forward contracts.

On consolidation, assets and liabilities of subsidiary undertakings are translated into sterling at closing rates of exchange. Income and cash flow statements are translated at average rates of exchange for the period. Gains and losses from the settlement of transactions and gains and losses on the translation of monetary assets and liabilities denominated in other currencies are included in the income statement.

L Derivative financial instruments

Prior to implementing IAS 39 from 1 January 2005, derivative financial instruments that were used as hedges were held off balance sheet with unrecognised gains and losses and fair values reported in the notes to the financial statements. Fair values were based on market prices of these instruments at the balance sheet date. For interest rate swaps, amounts payable or receivable in respect of these agreements were recognised as adjustments to interest expense over the period of the debt they were hedging. For forward contracts, the cash flows were classified in a manner consistent with the underlying nature of the hedged transaction. Hence, unrealised gains and losses on contracts hedging forecast transactions were not accounted for until the maturity of the contract.

The Group accounts for financial instruments under IAS 32 and IAS 39. IAS 39 requires the fair value of all derivative financial instruments to be recognised on the balance sheet. IFRS 1 allows that, for the year ended 31 December 2004, derivative financial instruments can continue to be accounted for under UK GAAP. Aggreko is taking advantage of this exemption and therefore IAS 39 will be applied prospectively from 1 January 2005. To reflect the adoption of IAS 39, there is an adjustment of £0.6 million to equity on 1 January 2005 to bring the fair value of the derivative financial instruments on balance sheet.

The activities of the Group expose it directly to the financial risks of changes in forward foreign currency exchange rates and interest rates. The Group uses forward foreign exchange contracts and interest rate swap contracts to hedge these exposures. The Group does not use derivative financial instruments for speculative purposes.

Derivatives are initially recorded and subsequently measured at fair value, which is calculated using standard industry valuation techniques in conjunction with observable market data. The fair value of the interest rate swaps are calculated as the present value of estimated future cash flows using market interest rates and the fair value of the forward foreign exchange contracts is determined using forward foreign exchange market rates at the reporting date. The treatment of changes in fair value of derivatives depends on the derivative classification. The Group designates derivatives as hedges of highly probable forecasted transactions or commitments ('cash flow hedge').

In order to qualify for hedge accounting, the Group is required to document in advance the relationship between the item being hedged and the hedging instrument. The Group is also required to document and demonstrate an assessment of the relationship between the hedged item and the hedging instrument, which shows that the hedge will be highly effective on an on-going basis. This effectiveness testing is re-performed at each period end to ensure that the hedge remains highly effective.

1 Accounting policies continued

Cash flow hedge

Changes in the fair value of derivative financial instruments that are designated, and effective, as hedges of future cash flows are recognised directly in equity and any ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecasted transaction subsequently results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of an asset or a liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects net profit and loss.

Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognised in the income statement as they arise.

Hedge accounting is discontinued when the hedging instrument no longer qualifies for hedge accounting. At that time any cumulative gain or loss on the hedging instrument recognised in equity is retained in equity until the forecasted transaction occurs. If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.

Overseas net investment hedges

Certain foreign currency borrowings are designated as hedges of the Group's overseas net investments, which are denominated in the functional currency of the reporting operation.

Exchange differences arising from the retranslation of the net investment in foreign entities and of borrowings are taken to equity on consolidation to the extent the hedges are deemed effective. All other exchange gains and losses are dealt with through the income statement.

M Taxation

Deferred Tax

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax base of assets and liabilities and their carrying amounts in the financial statements. In principle, deferred tax liabilities are recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognised if the temporary difference arises from goodwill, negative goodwill nor from the acquisition of an asset, which does not affect either taxable or accounting income. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred tax asset is realised or the deferred tax liability is settled. Deferred tax is charged or credited in the income statement, except when it relates to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

Provision for income taxes, mainly withholding taxes, which could arise on the remittance of retained earnings, principally relating to subsidiaries, is only made where there is a current intention to remit such earnings.

1 Accounting policies continued

Current Tax

The charge for the current tax is based on the results for the year as adjusted for items, which are non-assessable or disallowed. It is calculated using taxation rates that have been enacted or substantially enacted by the balance sheet date.

N Inventories

Inventories are valued at the lower of cost and net realisable value, using the FIFO or weighted average cost basis. Cost includes the cost of direct materials and, where applicable, direct labour and those overheads that have been incurred in bringing the inventories to their present location and condition.

Inventory is written down on a case by case basis if the anticipated net realisable value declines below the carrying amount of the inventories. Net realisable value is the estimated selling price less cost to completion and selling expenses. When the reasons for a write-down of the inventory have ceased to exist, the write-down is reversed.

O Employee benefits

Wages, salaries, social security contributions, paid annual leave and sick leave, bonuses, and non-monetary benefits are accrued in the year in which the associated services are rendered by the employees of the Group. Where the Group provides long-term employee benefits, the cost is accrued to match the rendering of the services by the employees concerned.

The Group operates a defined benefit pension scheme and a number of defined contribution pensions schemes. The cost for the year for the defined benefit scheme is determined using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Actuarial gains and losses are recognised in full, directly in retained earnings, in the period in which they occur and are shown in the statement of recognised income and expense. The current service cost of the pension charge as well as the expected return on pension scheme assets and interest on pension scheme liabilities are included in arriving at operating profit. The retirement benefit obligation recognised in the balance sheet is the present value of the defined benefit obligation at the balance sheet date less the fair value of the scheme assets. The present value of the defined benefit obligation is determined by discounting the estimated future cash flows using interest rates of high-quality corporate bonds.

Contributions to defined contribution pension schemes are charged to the income statement in the period in which they become chargeable.

P Trade receivables

Trade receivables are stated at their nominal value as reduced by appropriate allowances for estimated irrecoverable amounts. An allowance is recorded for the difference between the carrying amount and the recoverable amount where there is objective evidence that the Group will not be able to collect all amounts due.

Q Trade payables

Trade payables are stated at their nominal value.

For the year ended 31 December 2005

1 Accounting policies continued

R Provisions

Provisions are recognised where a legal or constructive obligation has been incurred which will probably lead to an outflow of resources that can be reasonably estimated. Provisions are recorded for the estimated ultimate liability that is expected to arise, taking into account the time value of money where material.

A contingent liability is disclosed where the existence of the obligation will only be confirmed by future events, or where the amount of the obligation cannot be measured with reasonable reliability. Contingent assets are not recognised, but are disclosed where an inflow of economic benefits is probable.

S Share-based payments

IFRS 2 has been applied to all grants of equity instruments after 7 November 2002 in accordance with the transitional provisions of the standard. The Group issues equity-settled share-based payments to certain employees under the terms of the Group's various employee-share and option schemes. Equity-settled share-based payments are measured at fair value at the date of the grant. The fair value determined at the grant date of equity-settled share-based payments is expensed on a straight line basis over the vesting period, based on an estimate of the shares that will ultimately vest.

Fair value is measured using the Black-Scholes option-pricing model for employee sharesave options and using the Monte Carlo option-pricing model for Executive share options.

Own shares held under trust for the Group's employee share schemes are classed as Treasury shares and deducted in arriving at shareholders' equity. No gain or loss is recognised on disposal of Treasury shares. Purchases of own shares are disclosed as changes in shareholders' equity.

T Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and time, call and current balances with banks and similar institutions, which are readily convertible to known amounts of cash and which are subject to insignificant risk of changes in value and have a maturity of three months or less. This definition is also used for the cashflow statement.

U Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised cost. Any difference between the proceeds, net of transaction costs, and the redemption value is recognised in the income statement over the period of the borrowings using the effective interest rate.

V Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Group's financial statements in the period in which the dividends are approved by the Company's shareholders.

W Key assumptions and significant judgements

The Group use estimates and make judgements in the preparation of its Accounts. The most sensitive areas affecting the Accounts are discussed below.

Pensions

Pension arrangements vary for our employees and schemes reflect best practice and regulation in each country. The Group operates a defined benefit scheme for UK employees, which was closed to new employees joining the group after 1 April 2002, as well as a number of defined contribution schemes.

Under IAS 19 'Employee Benefits' the Group has recognised a pre tax pension deficit of £16.8 million at 31 December 2005 (2004: £10.2 million). The increase in the pension deficit is mainly as a result of a change in discount rate, inflation and longevity assumptions. The main assumptions used in the IAS 19 valuation for the previous two years are shown in note 28 of the Accounts.

1 Accounting policies continued

Taxation

The Group's tax charge is based on the profit for the year and tax rates in force at the balance sheet date. Estimation of the tax charge requires an assessment to be made of the potential tax treatment of certain items which will only be resolved once finally agreed with the relevant tax authorities.

Property, plant and equipment

The property, plant and equipment used in the business is mainly the rental fleet which has a depreciation life typically of between 8 and 10 years. The annual depreciation charge is sensitive to the estimated service lives allocated to each type of asset. Assets lives are reviewed regularly and changed when necessary to reflect current thinking on their remaining lives in light of technological change, prospective economic utilisation and the physical condition of the assets.

X Financial risk management

The Group's operations expose it to a variety of financial risks that include liquidity, the effects of changes in foreign currency exchange rates, interest rates and credit risk. The Group has a centralised treasury operation whose primary role is to ensure that adequate liquidity is available to meet the Group's funding requirements as they arise, and that financial risk arising from the Group's underlying operations is effectively identified and managed.

The treasury operations are conducted in accordance with policies and procedures approved by the Board and are reviewed annually. Financial instruments are only executed for hedging purposes and transactions that are speculative in nature are expressly forbidden. Monthly reports are provided to senior management and treasury operations are subject to periodic internal and external review.

Liquidity and funding

The Group maintains sufficient facilities to meet its normal funding requirements over the medium term. These facilities are primarily in the form of bank facilities arranged on a bilateral basis with a number of international banks. The Group does not consider that the financial covenants contained in the facilities are restrictive to its operations. The Group's borrowings were £111.2 million at 31 December 2005, and net debt amounted to £102.9 million. At that date undrawn committed facilities were £98.3 million.

Interest rate risk

The Group's policy is to minimise the exposure to interest rates by ensuring an appropriate balance of fixed and floating rates. The Group's primary funding is at floating rates through its bank facilities. In order to manage the associated interest rate risk, the Group uses interest rate swaps to vary the mix of fixed and floating rates. At 31 December 2005 £61.8 million of the net debt of £102.9 million was at fixed rates of interest resulting in a fixed to floating rate net debt ratio of 60:40 (2004: 77:23).

Foreign exchange risk

The Group is subject to currency exposure on the translation of its net investments in overseas subsidiaries into sterling. In order to reduce the currency risk arising, the Group uses direct borrowings in the same currency as those investments. Group borrowings are currently drawn down in the principal currencies affecting the Group, namely US dollar and euro, as well as sterling.

The Group manages its currency flows to minimise foreign exchange risk arising on transactions denominated in foreign currencies and uses forward contracts where appropriate in order to hedge net currency flows.

Counterparty and credit risk

Cash deposits and other financial instruments give rise to credit risk on amounts due from counterparties. The Group manages this risk by limiting the aggregate amounts and their duration depending on external credit ratings of the relevant counterparty. In the case of financial assets exposed to credit risk, the carrying amount in the balance sheet, net of any applicable provisions for loss, represents the amount exposed to credit risk.

Insurance

The Group operates a policy of partial self insurance although the majority of cover is placed in the external market. The Group monitors its insurance arrangements in such a way to ensure the quality and extent of cover. Principal areas of cover are general liability, property damage, directors and officers liability and political risk.

2 Transition to IFRS

2.1 Basis of transition to IFRS

The Group's financial statements for the year ended 31 December 2005 are the first annual financial statements that comply with IFRS. These financial statements have been prepared as described in Note 1A.

The comparative figures for 2004 have been restated accordingly and Note 2.2 contains reconciliations to the previously reported figures.

The Group's transition date is 1 January 2004. The Group prepared its opening IFRS balance sheet at that date. The reporting date of these consolidated financial statements is 31 December 2005. The Group's IFRS adoption date is 1 January 2005.

2.2 Reconciliations between IFRS and UK GAAP

The following reconciliations provide a quantification of the effect of the transition to IFRS and provide details of the impact of the transition on:

- net income for the period ended 31 December 2004
- equity at 1 January 2004
- equity at 31 December 2004

Reconciliation of net income

	Notes	31 Dec 2004 £ million
Profit for the period from continuing operations under UK GAAP		**18.8**
Share-based payment	*(j)*	(0.2)
Goodwill amortisation	*(h)*	0.2
Pensions	*(g)*	(0.3)
Depreciation on previously capitalised UK GAAP redeployment costs	*(i)*	0.2
Deferred tax on above adjustments	*(k)*	0.1
Profit for the period from continuing operations under IFRS		18.8

2 Transition to IFRS continued

Reconciliation of equity at 1 January 2004 (date of transition to IFRS)

The effect of the changes to the Group's accounting policies on the equity of the Group at 1 January 2004 was as follows.

			IFRS Measurement Adjustments					
	UK GAAP £m	IFRS Reclassifi-cations £m	Dividends £m	Employee Benefits £m	Business combi-nations £m	Property, plant & equipment £m	Deferred tax £m	IFRS £m
Intangible assets	3.0	1.9	–	–	(3.0)	–	–	1.9
Property, plant and equipment	282.4	(2.2)	–	–	–	(0.4)	–	279.8
Deferred tax assets	–	0.1	–	–	–	–	–	0.1
Total non-current assets	285.4	(0.2)	–	–	(3.0)	(0.4)	–	281.8
Inventories	23.1	–	–	–	–	–	–	23.1
Trade and other receivables	62.2	–	–	(0.8)	–	–	–	61.4
Cash and cash equivalents	6.6	–	–	–	–	–	–	6.6
Current tax assets	–	1.3	–	–	–	–	–	1.3
Total current assets	91.9	1.3	–	(0.8)	–	–	–	92.4
Financial liabilities								
– Borrowings	(1.2)	–	–	–	–	–	–	(1.2)
Trade and other payables	(57.8)	1.9	9.2	0.2	–	–	–	(46.5)
Current tax liabilities	–	(2.9)	–	–	–	–	–	(2.9)
Provisions	–	–	–	–	–	–	–	–
Total current liabilities	(59.0)	(1.0)	9.2	0.2	–	–	–	(50.6)
Financial liabilities								
– Borrowings	(105.3)	–	–	–	–	–	–	(105.3)
Deferred tax liabilities	–	(27.2)	–	–	–	–	4.0	(23.2)
Retirement benefit obligation	–	–	–	(8.4)	–	–	–	(8.4)
Provisions	(27.1)	27.1	–	(0.3)	–	–	–	(0.3)
Total non-current liabilities	(132.4)	(0.1)	–	(8.7)	–	–	4.0	(137.2)
Net assets	185.9	–	9.2	(9.3)	(3.0)	(0.4)	4.0	186.4
Share capital	53.6	–	–	–	–	–	–	53.6
Share premium	5.7	–	–	–	–	–	–	5.7
Capital redemption reserve	0.1	–	–	–	–	–	–	0.1
Foreign exchange reserve	(10.8)	–	–	–	–	–	–	(10.8)
Retained earnings	137.3	–	9.2	(9.3)	(3.0)	(0.4)	4.0	137.8
Total shareholders' equity	185.9	–	9.2	(9.3)	(3.0)	(0.4)	4.0	186.4

For the year ended 31 December 2005

2 Transition to IFRS continued

Reconciliation of equity at 31 December 2004

The effect of the changes to the Group's accounting policies on the equity of the Group at the date of the last financial statements presented under UK GAAP, 31 December 2004 was as follows.

			IFRS Measurement Adjustments					
	UK GAAP £m	IFRS Reclassifications £m	Dividends £m	Employee Benefits £m	Business combinations £m	Property, plant & equipment £m	Deferred tax £m	IFRS £m
Intangible assets	2.5	1.8	–	–	(2.5)	–	–	1.8
Property, plant and equipment	263.5	(2.3)	–	–	–	(0.2)	–	261.0
Deferred tax assets	–	0.2	–	–	–	–	–	0.2
Total non-current assets	266.0	(0.3)	–	–	(2.5)	(0.2)	–	263.0
Inventories	24.6	–	–	–	–	–	–	24.6
Trade and other receivables	70.8	–	–	(0.6)	–	–	–	70.2
Cash and cash equivalents	7.9	–	–	–	–	–	–	7.9
Current tax assets	–	3.2	–	–	–	–	–	3.2
Total current assets	103.3	3.2	–	(0.6)	–	–	–	105.9
Financial liabilities								
– Borrowings	(6.8)	–	–	–	–	–	–	(6.8)
Trade and other payables	(73.0)	3.9	9.5	–	–	–	–	(59.6)
Current tax liabilities	–	(6.6)	–	–	–	–	–	(6.6)
Provisions	–	(3.7)	–	–	–	–	–	(3.7)
Total current liabilities	(79.8)	(6.4)	9.5	–	–	–	–	(76.7)
Financial liabilities								
– Borrowings	(83.2)	–	–	–	–	–	–	(83.2)
Deferred tax liabilities	–	(22.4)	–	–	(0.1)	–	4.6	(17.9)
Retirement benefit obligation	–	–	–	(10.2)	–	–	–	(10.2)
Provisions	(28.0)	25.9	–	(0.3)	–	–	–	(2.4)
Total non-current liabilities	(111.2)	3.5	–	(10.5)	(0.1)	–	4.6	(113.7)
Net assets	178.3	–	9.5	(11.1)	(2.6)	(0.2)	4.6	178.5
Share capital	53.6	–	–	–	–	–	–	53.6
Share premium	6.0	–	–	–	–	–	–	6.0
Treasury shares	–	(3.3)	–	–	–	–	–	(3.3)
Capital redemption reserve	0.1	–	–	–	–	–	–	0.1
Foreign exchange reserve	(19.5)	–	–	–	0.2	–	–	(19.3)
Retained earnings	138.1	3.3	9.5	(11.1)	(2.8)	(0.2)	4.6	141.4
Total shareholders' equity	178.3	–	9.5	(11.1)	(2.6)	(0.2)	4.6	178.5

2 Transition to IFRS continued

Notes to the reconciliations

IFRS reclassifications

(a) Property, plant and equipment included software costs under UK GAAP, but under IFRS these have been reclassified as an intangible asset (1 January 2004: £1.9m, 31 December 2004: £1.8m).

(b) Under UK GAAP, capital grants were included in deferred income and matched with the related depreciation. Under IFRS capital grants are netted against the costs of the related asset (1 January 2004: £0.3m, 31 December 2004: £0.5m).

(c) Current corporate tax balances, previously netted off and included within other creditors falling due within one year (1 January 2004: £1.6m, 31 December 2004: £3.4m), have been reclassified to current tax assets (1 January 2004: £1.3m, 31 December 2004: £3.2m) and current tax liabilities (1 January 2004: £2.9m, 31 December 2004: £6.6m) and shown separately on the face of the balance sheet.

(d) Deferred corporate tax balances, previously netted off and included within non-current provisions for liabilities and charges (1 January 2004: £27.1m, 31 December 2004: £22.2m) have been reclassified to non-current deferred tax assets (1 January 2004: £0.1m, 31 December 2004: £0.2m) and non-current deferred tax liabilities (1 January 2004: £27.2m, 31 December 2004: £22.4m) and shown separately on the face of the balance sheet.

(e) Provisions for liabilities and charges due within one year, previously presented within non-current liabilities in accordance with UK GAAP, have been reclassified and shown within current liabilities (1 January 2004: £nil, 31 December 2004: £3.7m).

None of the above reclassifications have any effect on the Group's previously reported net assets or shareholders equity.

IFRS measurement adjustments

(f) Dividends: dividends in respect of the Group's ordinary shares declared after the balance sheet date are not accrued in the balance sheet as required by IAS 10 'Events after the balance sheet date'. Previously under UK GAAP, such dividends were accrued in the balance sheet.

(g) Employee benefits: pensions and other post retirement benefits have been accounted for in accordance with IAS 19 which requires recognition of the operating and financing costs of the defined benefit pension scheme in the income statement. IAS 19 also requires recognition of any actuarial gains and losses in full immediately in the statement of recognised income and expense. Accordingly the pension scheme deficit is included as a liability in the balance sheet.

Previously, under UK GAAP, the Group's policy was to recognise a charge for its defined benefit pension scheme in arriving at operating profit. This cost comprised the regular cost of providing pensions and a charge or credit relating to the amortisation of actuarial gains and losses over the average remaining service lives of the employees covered by the scheme. The difference between the cumulative charge for pensions and cumulative contributions paid in respect of those arrangements was previously recognised as an asset or liability in the balance sheet.

Under IFRS a provision has been established for a statutory employee termination benefit scheme in France. Under UK GAAP no provision for this scheme was required.

(h) Business combinations: The Group has not taken the IFRS 1 exemption for business combinations and has instead revisited the balance sheets acquired as part of previous business combinations, separately identifying each intangible asset and assessing useful lives for each. An adjustment has been made to the carrying value of certain intangible assets to reflect each individual useful life.

Goodwill was amortised under UK GAAP over its useful economic life, but under IFRS 3 is now reviewed for impairment on an annual basis and no longer amortised.

(i) Property, plant & equipment: under IFRS, certain costs of redeploying rental assets which were previously capitalised under UK GAAP are no longer capitalised. An adjustment has been made to reverse the related carrying value of property, plant and equipment against retained earnings.

(j) Share-based payments: under IFRS 2, a charge is required for all share-based payments including share options. The charge in the income statement is based on the fair value of the options at the date of grant. There was no charge for Aggreko under UK GAAP.

(k) Deferred tax has been calculated in accordance with IAS 12 and arises on temporary differences between the tax base of assets and liabilities and their carrying amounts in the financial statements.

For the year ended 31 December 2005

2 Transition to IFRS continued

Group Cash Flow Statement under IFRS

The Group Cash Flow Statement prepared in accordance with FRS 1 (revised) presents substantially the same information as that required under IFRS. Under IFRS, however, there are certain differences from UK GAAP with regard to the classification of items within the cash flow statement and with regard to the definition of cash and cash equivalents.

Under UK GAAP, cash flows are presented separately for operating activities, returns on investments and servicing of finance, taxation, capital expenditure and financial investment, equity dividends paid, management of liquid resources and financing. Under IFRS, only three categories of cash flow activity are reported: operating activities, investing activities and financing activities.

Under IFRS, items which under UK GAAP would be included within management of liquid resources fall within the definition of cash and cash equivalents.

3 Cashflow from operating activities

	2005 £ million	2004 £ million
Profit for the year	**36.7**	18.8
Adjustments for:		
Tax	**19.7**	8.7
Depreciation	**63.0**	58.0
Impairment of property, plant and equipment	**–**	2.3
Amortisation of intangibles	**0.4**	0.2
Interest income	**(0.5)**	(0.3)
Interest expense	**4.8**	4.2
Profit on sale of property, plant and equipment (see below)	**(1.1)**	(1.3)
Share based payments	**2.5**	1.0
Changes in working capital (excluding the effects of exchange differences on consolidation):		
Increase in inventories	**(9.0)**	(2.6)
Increase in trade and other receivables	**(35.9)**	(11.5)
Increase in trade and other payables	**25.4**	15.1
Net movements in provisions for liabilities and charges	**(4.2)**	5.8
Increase in retirement benefit obligation	**0.1**	0.3
Cash generated from operations	**101.9**	98.7

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

	2005 £ million	2004 £ million
Net book amount	**2.7**	2.4
Profit on sale of property, plant and equipment	**1.1**	1.3
Proceeds from sale of property, plant and equipment	**3.8**	3.7

4 Cash and cash equivalents

	2005 £ million	2004 £ million
Cash at bank and in hand	**7.9**	7.4
Short-term bank deposits	**0.4**	0.5
	8.3	7.9

The effective interest rate on short-term bank deposits was 3.70% (2004: 2.24%); these deposits have an average maturity of less than 90 days.

Cash and bank overdrafts include the following for the purposes of the cashflow statement:

	2005 £ million	2004 £ million
Cash and cash equivalents	**8.3**	7.9
Bank overdrafts (Note 18)	**(2.3)**	(3.0)
	6.0	4.9

5 Segmental reporting

(a) Revenue by segment

	Total revenue 2005 £ million	Total revenue 2004 £ million	Inter-segment revenue 2005 £ million	Inter-segment revenue 2004 £ million	External revenue 2005 £ million	External revenue 2004 £ million
Northern Europe	58.7	54.8	–	0.7	58.7	54.1
South & Central Europe	56.0	52.7	0.1	0.6	55.9	52.1
North America	141.8	107.6	0.1	0.2	141.7	107.4
Middle East, Asia-Pacific, South America	52.5	39.2	0.5	0.3	52.0	38.9
Local Business	309.0	254.3	0.7	1.8	308.3	252.5
International Power Projects	110.7	71.7	1.3	0.6	109.4	71.1
Eliminations	(2.0)	(2.4)	(2.0)	(2.4)	–	–
Group	417.7	323.6	–	–	417.7	323.6

Inter-segment transfers or transactions are entered into under the normal commercial terms and conditions that would also be available to unrelated third parties.

International Power Projects is a global segment administered from Dubai. At the end of 2005 the assets of the International Power Projects segment are predominantly located in the Middle East, Asia-Pacific, South America and Africa.

(b) Profit by segment

	Trading profit 2005 £ million	Trading profit 2004 £ million	Gain/(loss) on sale of PPE 2005 £ million	Gain/(loss) on sale of PPE 2004 £ million	Operating profit 2005 £ million	Operating profit 2004 £ million
Northern Europe	4.5	3.7	0.2	0.3	4.7	4.0
South & Central Europe	0.9	3.2	0.3	0.3	1.2	3.5
North America	26.5	16.7	0.3	0.8	26.8	17.5
Middle East, Asia-Pacific, South America	9.5	5.8	0.1	(0.2)	9.6	5.6
Local Business	41.4	29.4	0.9	1.2	42.3	30.6
International Power Projects	18.2	15.7	0.2	0.1	18.4	15.8
Group	59.6	45.1	1.1	1.3	60.7	46.4
Exceptional items (Note 8)					–	(15.0)
Operating profit post exceptional items					60.7	31.4
Finance costs – net					(4.3)	(3.9)
Profit before taxation					56.4	27.5
Taxation					(19.7)	(8.7)
Profit for the year					36.7	18.8

(c) Depreciation and amortisation by segment

	2005 £ million	2004 £ million
Northern Europe	9.8	9.5
South & Central Europe	9.7	9.8
North America	17.0	15.9
Middle East, Asia-Pacific, South America	7.6	6.3
Local Business	44.1	41.5
International Power Projects	19.3	16.7
Group	63.4	58.2

5 Segmental reporting continued

(d) Capital expenditure of property, plant and equipment and intangible assets by segment

	2005 £ million	2004 £ million
Northern Europe	6.2	4.2
South & Central Europe	5.7	4.8
North America	21.2	8.5
Middle East, Asia-Pacific, South America	16.2	8.7
Local Business	49.3	26.2
International Power Projects	30.9	29.9
Group	80.2	56.1

Capital expenditure comprises additions to property, plant and equipment and intangible assets.

(e) Assets/(liabilities) by segment

	Assets		Liabilities	
	2005 £ million	2004 £ million	2005 £ million	2004 £ million
Northern Europe	57.4	65.8	(7.4)	(7.1)
South & Central Europe	70.4	68.2	(17.0)	(14.5)
North America	132.1	93.3	(27.4)	(16.3)
Middle East, Asia-Pacific, South America	56.3	39.7	(11.7)	(9.5)
Local Business	316.2	267.0	(63.5)	(47.4)
International Power Projects	138.2	98.5	(34.4)	(21.3)
Group	454.4	365.5	(97.9)	(68.7)

Segment assets include property, plant and equipment, intangible assets, inventory, receivables and operating cash.

Segment liabilities comprise operating liabilities. They exclude taxation, the retirement benefit obligation and corporate borrowings.

(f) Average number of employees by segment

	2005 number	2004 number
Northern Europe	345	345
South & Central Europe	385	382
North America	635	633
Middle East, Asia-Pacific, South America	254	219
Local Business	1,619	1,579
International Power Projects	378	425
Group	1,997	2,004

(g) Segmental revenue by location of customer

	2005 £ million	2004 £ million
UK	47.7	44.8
Continental Europe	66.9	61.4
North America	141.7	107.4
Middle East	58.4	52.2
Australasia	22.1	18.5
Africa	46.8	11.5
Other	34.1	27.8
Total	417.7	323.6

5 Segmental reporting continued

(h) Reconciliation of net operating assets to net assets

	2005 £ million	2004 £ million
Net operating assets	356.5	296.8
Retirement benefits obligation	(16.8)	(10.2)
Net tax and finance payable	(22.6)	(21.1)
	317.1	265.5
Borrowings	(108.9)	(87.0)
Net assets	208.2	178.5

6 Profit before taxation

The following items have been included in arriving at profit before taxation:

	2005 £ million	2004 £ million
Staff costs (Note 9)	82.6	71.8
Cost of inventories recognised as an expense (included in cost of sales)	18.4	13.3
Depreciation of property, plant and equipment	63.0	58.0
Impairment of property, plant and equipment	–	2.3
Amortisation of intangibles (included in administrative expenses)	0.4	0.2
Gain on disposal of property, plant and equipment	(1.1)	(1.3)
Trade receivables impairment	2.5	1.0
Other operating lease rentals payable		
– Plant and equipment	5.0	5.7
– Property	3.6	3.8
Exceptional items (Note 8)	–	15.0

7 Auditors' remuneration

	2005 £ million	2004 £ million
Audit services		
– statutory audit	0.3	0.3

	2005 £'000	2004 £'000
Non-audit services		
Tax services		
– compliance services	160	156
– advisory services	28	–
Other services		
– accounting advice	82	268
	270	424

Fees and expenses invoiced by the auditors for non-audit services include £82,175 (2004: £235,078) payable in the United Kingdom.

8 Exceptional items

The exceptional charge in 2004 related to the restructuring programme entered into as a result of an in-depth review of the Group's strategy which was announced in March 2004.

For the year ended 31 December 2005

9 Employees and directors

Staff costs for the Group during the year:

	2005 £ million	2004 £ million
Wages and salaries	69.3	60.5
Social security costs	7.3	6.2
Share-based payments	2.5	1.0
Pension costs – defined contribution plans	2.0	2.3
Pension costs – defined benefit plans (Note 28)	1.5	1.8
	82.6	71.8

Full details of Directors' remuneration are set out in the Remuneration Report on pages 48 to 57.

The key management figures given below comprise directors only.

	2005 £ million	2004 £ million
Salaries and short-term benefits	2.3	2.2
Post-employment benefits	0.1	0.1
Share-based payments	0.7	0.2
	3.1	2.5

10 Net finance charge

	2005 £ million	2004 £ million
Interest expense on bank loans and overdrafts	(4.8)	(4.2)
Interest income on bank balances and deposits	0.5	0.3
	(4.3)	(3.9)

11 Taxation

	2005 £ million	2004 £ million
Analysis of charge in year		
Current tax expense:		
– UK corporation tax	6.5	3.1
– Double taxation relief	(0.6)	(0.4)
	5.9	2.7
– Overseas taxation	16.5	10.2
	22.4	12.9
Over provision in respect of prior years:		
– UK	–	(0.3)
– Overseas	(0.4)	(0.4)
	(0.4)	(0.7)
	22.0	12.2
Deferred taxation (Note 22):		
– temporary differences arising in current year	(2.2)	(3.0)
– over provision in respect of prior year	(0.1)	(0.5)
	19.7	8.7

	2005 £ million	2004 £ million
Tax on items charged to equity		
Deferred tax charge on exchange movements offset in reserves	–	(0.1)
Deferred tax on pension scheme deficit	2.4	0.5
Deferred tax on share-based payments	1.1	–
	3.5	0.4

11 Taxation continued

The current tax rate and effective tax rate on profit on ordinary activities for the year varied from the standard rate of UK corporation tax as follows:

	2005 %	2004 %
Corporation tax	**30.0**	30.0
Effect of tax rate applied to overseas earnings	**2.8**	1.1
Permanent differences	**3.0**	4.9
Current tax prior year adjustments	**(0.7)**	(2.5)
Deferred tax prior year adjustments	**(0.1)**	(1.9)
Total effective tax rate	**35.0**	31.6

12 Dividends

	2005 £ million	2005 per share (p)	2004 £ million	2004 per share (p)
Final paid	**9.5**	**3.57**	9.2	3.45
Interim paid	**6.2**	**2.34**	6.0	2.25
	15.7	**5.91**	15.2	5.70

In addition, the directors are proposing a final dividend in respect of the financial year ended 31 December 2005 of 3.77 pence per share which will absorb an estimated £9.9 million of shareholders' funds. It will be paid on 19 May 2006 to shareholders who are on the register of members on 21 April 2006.

13 Earnings per share

Basic earnings per share have been calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of shares in issue during the year, excluding shares held by the Employee Share Ownership Trusts which are treated as cancelled.

	2005	2004
Profit for the year (£ million)	**36.7**	18.8
Weighted average number of ordinary shares in issue (million)	**265.3**	266.9
Basic earnings per share (pence)	**13.81**	7.01

For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume conversion of all dilutive potential ordinary shares. These represent share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year. The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	2005	2004
Profit for the year (£ million)	**36.7**	18.8
Weighted average number of ordinary shares in issue (million)	**265.3**	266.9
Adjustment for share options (million)	**1.8**	1.0
Diluted weighted average number of ordinary shares in issue (million)	**267.1**	267.9
Diluted earnings per share (pence)	**13.72**	6.99

Aggreko plc assesses the performance of the Group by adjusting earnings per share, calculated in accordance with IAS 33, to exclude items it considers to be non-recurring and believes that the exclusion of such items provides a better comparison of business performance. The calculation of earnings per ordinary share on a basis which excludes exceptional items is based on the following adjusted earnings:

	2005 £ million	2004 £ million
Profit for the year	**36.7**	18.8
Exclude exceptional items (net of attributable taxation)	**–**	10.2
Adjusted earnings	**36.7**	29.0

An adjusted earnings per share figure is presented below.

	2005	2004
Basic earnings per share pre-exceptional items (pence)	**13.81**	10.83
Diluted earnings per share pre-exceptional items (pence)	**13.72**	10.79

For the year ended 31 December 2005

14 Intangible assets

	2005 £ million	2004 £ million
Cost		
At 1 January	2.7	2.6
Additions	0.1	0.1
At 31 December	**2.8**	2.7
Accumulated amortisation		
At 1 January	**0.9**	0.7
Charge for the year	**0.4**	0.2
At 31 December	**1.3**	0.9
Net book values:		
At 31 December	**1.5**	1.8

Amortisation charges in the year have been charged through administrative expenses.

15 Property, plant and equipment

Year ended 31 December 2005

	Freehold properties £ million	Short leasehold properties £ million	Rental fleet £ million	Vehicles, plant & equipment £ million	Total £ million
Cost					
At 1 January 2005	22.3	5.1	549.8	40.3	617.5
Reclassifications	0.1	–	–	(0.1)	–
Exchange adjustments	1.7	0.3	43.5	1.4	46.9
Additions	1.0	0.9	73.7	4.5	80.1
Disposals	(0.1)	(0.2)	(14.0)	(1.5)	(15.8)
At 31 December 2005	**25.0**	**6.1**	**653.0**	**44.6**	**728.7**
Accumulated depreciation					
At 1 January 2005	9.3	2.3	321.1	23.8	356.5
Exchange adjustments	0.7	0.1	25.5	1.1	27.4
Charge for the year	0.8	0.4	58.1	3.7	63.0
Disposals	–	(0.2)	(11.4)	(1.5)	(13.1)
At 31 December 2005	**10.8**	**2.6**	**393.3**	**27.1**	**433.8**
Net book values:					
At 31 December 2005	**14.2**	**3.5**	**259.7**	**17.5**	**294.9**
At 31 December 2004	13.0	2.8	228.7	16.5	261.0

15 Property, plant and equipment continued

Year ended 31 December 2004

	Freehold properties £ million	Short leasehold properties £ million	Rental fleet £ million	Vehicles, plant & equipment £ million	Total £ million
Cost					
At 1 January 2004	22.2	4.8	545.4	37.4	609.8
Reclassifications	0.3	–	(0.2)	(0.1)	–
Exchange adjustments	(1.1)	(0.2)	(26.0)	(1.0)	(28.3)
Additions	1.7	0.5	48.5	5.3	56.0
Disposals	(0.8)	–	(17.9)	(1.3)	(20.0)
At 31 December 2004	**22.3**	**5.1**	**549.8**	**40.3**	**617.5**
Accumulated depreciation					
At 1 January 2004	6.8	2.1	298.1	23.0	330.0
Exchange adjustments	(0.4)	(0.1)	(14.9)	(0.8)	(16.2)
Charge for the year	0.8	0.3	54.3	2.6	58.0
Impairment	2.3	–	–	–	2.3
Disposals	(0.2)	–	(16.4)	(1.0)	(17.6)
At 31 December 2004	**9.3**	**2.3**	**321.1**	**23.8**	**356.5**
Net book values:					
At 31 December 2004	**13.0**	**2.8**	**228.7**	**16.5**	**261.0**
At 31 December 2003	15.4	2.7	247.3	14.4	279.8

Impairment costs of £2.3 million in 2004 are included in administrative expenses within the income statement.

Capital grants totalling £0.5 million in respect of additions to property, plant and equipment are netted against the cost of the related asset and the cost is depreciated in accordance with the accounting policy in Note 1G.

16 Inventories

	2005 £ million	2004 £ million
Raw materials and consumables	**31.2**	23.1
Work in progress	**4.5**	1.5
	35.7	24.6

17 Trade and other receivables

	2005 £ million	2004 £ million
Trade receivables	**91.6**	59.2
Less: provision for impairment of receivables	**(4.1)**	(2.9)
Trade receivables – net	**87.5**	56.3
Prepayments and accrued income	**19.0**	12.1
Other receivables	**7.5**	1.8
Total receivables	**114.0**	70.2

There is no concentration of credit risk with respect to trade receivables, as the Group has a large number of customers who are unrelated and internationally dispersed.

Other receivables principally comprise deposits and advance payments.

18 Financial assets/liabilities

	2005 £ million	2004 £ million
Non-current		
Bank borrowings	101.7	83.2
Current		
Bank overdrafts	2.3	3.0
Bank borrowings	7.2	3.8
	9.5	6.8
Total borrowings	111.2	90.0
Short-term deposits	(0.4)	(0.5)
Cash at bank and in hand	(7.9)	(7.4)
Net borrowings	102.9	82.1

The bank overdrafts and borrowings are all unsecured.

(i) Maturity of financial liabilities

The maturity profile of the borrowings was as follows:

	2005 £ million	2004 £ million
Within 1 year, or on demand	9.5	6.8
Between 1 and 2 years	49.0	–
Between 2 and 3 years	–	47.6
Between 3 and 4 years	52.7	–
Between 4 and 5 years	–	35.6
	111.2	90.0

(ii) Borrowing facilities

The Group has the following undrawn committed floating rate borrowing facilities available at 31 December 2005 in respect of which all conditions precedent had been met at that date:

	2005 £ million	2004 £ million
Expiring within 1 year	–	–
Expiring between 1 and 2 years	1.0	–
Expiring between 2 and 3 years	–	2.5
Expiring between 3 and 4 years	62.3	–
Expiring between 4 and 5 years	–	79.3
Expiring after 5 years	35.0	35.0
	98.3	116.8

18 Financial assets/liabilities continued

(iii) Interest rate risk profile of financial liabilities

The interest rate profile of the Group's financial liabilities at 31 December 2005, after taking account of the interest rate swaps used to manage the interest profile, was:

	Floating rate £ million	Fixed rate £ million	Total £ million	Fixed rate debt: Weighted average interest rate %	Fixed rate debt: Weighted average period for which rate is fixed Years
Currency:					
Sterling	10.2	7.5	17.7	4.9	1.0
US dollar	33.2	35.1	68.3	3.5	2.0
Euro	5.1	19.2	24.3	3.2	2.0
Other Currencies	0.9	–	0.9	–	–
At 31 December 2005	**49.4**	**61.8**	**111.2**		
Sterling	5.4	7.5	12.9	4.9	2.0
US dollar	14.6	36.0	50.6	2.9	2.4
Euro	5.8	19.6	25.4	3.2	3.0
Other Currencies	1.1	–	1.1	–	–
At 31 December 2004	26.9	63.1	90.0		

The floating rate financial liabilities principally comprise debt which carries interest based on different benchmark rates depending on the currency of the balance. The principal benchmark rates for floating rate financial liabilities are the relevant LIBOR (London Interbank Offered Rate) rates for sterling, US dollars and euros and liabilities are normally fixed in advance for periods between one and three months.

The weighted average interest rate on fixed debt is derived from the fixed leg of each interest rate swap.

The effect of the Group's interest rate swaps is to classify £61.8 million (2004: £63.1 million) of borrowings in the above table as fixed rate.

The notional principal amount of the outstanding interest rate swap contracts at 31 December 2005 was £61.8 million (2004: £63.1 million).

(iv) Interest rate risk profile of financial assets

	Cash at bank and in hand £ million	Short-term deposits £ million	Total £ million
Currency:			
Sterling	0.2	–	0.2
US dollar	1.0	–	1.0
Euro	3.8	–	3.8
Other currencies	2.9	0.4	3.3
At 31 December 2005	**7.9**	**0.4**	**8.3**
Sterling	–	–	–
US dollar	1.5	–	1.5
Euro	2.6	0.1	2.7
Other currencies	3.3	0.4	3.7
At 31 December 2004	7.4	0.5	7.9

All of the above cash and short-term deposits are floating rate and earn interest based on relevant LIBID (London Interbank Bid Rate) equivalents or government bond rates for the currency concerned.

(v) Preference share capital

	2005 Number	2005 £000	2004 Number	2004 £000
Authorised:				
Redeemable preference shares of 25p each	**199,998**	50	199,998	50

No redeemable preference shares were allotted as at 31 December 2005 and 31 December 2004.

For the year ended 31 December 2005

19 Financial instruments

As stated in our accounting policies note 1L on page 65 the activities of the Group expose it directly to the financial risks of changes in foreign currency exchange rates and interest rates. The Group uses forward foreign exchange contracts and interest rate swap contracts to hedge these exposures. The movement in the hedging reserve is shown in the Statement of Changes in Equity (Note 25).

Under the basis of preparation in the accounting policies it is noted that IAS 32 'Financial Instruments: Disclosure and Presentation' and IAS 39 'Financial Instruments: Recognition and Measurement' have only been adopted from 1 January 2005, with no restatement of comparative information. As a result the disclosures given below relate to both IAS 32/39 and FRS 13 'Derivatives and Other Financial Instruments: Disclosures'.

(i) Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the Group's financial assets and financial liabilities at 31 December 2005. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values.

	2005		2004	
	Book value £ million	Fair value £ million	Book value £ million	Fair value £ million
Primary financial instruments held or issued to finance the Group's operations:				
Current borrowings and overdrafts	(9.5)	(9.5)	(6.8)	(6.8)
Non-current borrowings	(101.7)	(101.7)	(83.2)	(83.2)
Short-term deposits	0.4	0.4	0.5	0.5
Cash at bank and in hand	7.9	7.9	7.4	7.4
Derivative financial instruments held to manage the interest rate profile:				
Interest rate swaps	–	0.6	–	0.2
Forward foreign currency contracts	–	(0.6)	–	0.4

(ii) Summary of methods and assumptions

Interest rate swaps and forward foreign currency contracts

Fair value is based on market price of these instruments at the balance sheet date.

Current borrowings and overdrafts/Short-term deposits

The fair value of short-term deposits and current borrowings and overdrafts approximates to the carrying amount because of the short maturity of these instruments.

Non-current borrowings

In the case of bank loans and other loans, the fair value approximates to the carrying value reported in the balance sheet as the majority are floating rate where payments are reset to market rates at intervals of less than one year.

19 Financial instruments continued

(iii) Financial instruments

Numerical financial instruments disclosures are set out below. Additional disclosures are set out in the financial review and accounting policies relating to risk management.

	Assets £ million	Liabilities £ million
At 31 December 2005		
Current:		
Interest rate swaps – cash flow hedge	0.1	–
Forward foreign currency contracts – cash flow hedge	–	(0.6)
Non current:		
Interest rate swaps – cash flow hedge	0.7	(0.2)
Forward foreign currency contracts – cash flow hedge	–	–
	0.8	(0.8)

The net fair value of overseas net investment hedge liabilities at 31 December 2005 was £92.6 million.

Net fair values of derivative financial instruments

The net fair value of derivative financial instruments and designated for cash flow hedges at the balance sheet date was:

	2005 £ million
Contracts with positive fair values:	
Interest rate swaps	0.8
Forward foreign currency contracts	–
Contracts with negative fair values:	
Interest rate swaps	(0.2)
Forward foreign currency contracts	(0.6)
	–

The net fair value losses at 31 December 2005 on open forward exchange contracts that hedge the foreign currency risk of future anticipated capital expenditure are £0.6 million. These will be allotted to the cost of the asset as a basis adjustment when the forecast capital expenditure occurs. The net fair value gains at 31 December 2005 on open interest swaps that hedge interest risk are £0.6 million These will be credited to the income statement over the remaining life of each interest rate swap.

The table below shows the extent to which the Group had in 2004 off-balance sheet (unrecognised) gains and losses in respect of financial instruments used as hedges at the beginning and end of the year. It also shows the amount of such gains and losses which have been included in the income statement for the year.

All the gains and losses on maturity of the hedging instruments are expected to be matched by losses and gains on the hedged transactions or positions.

	2004 Total gains/(losses) £ million
Unrecognised losses on hedges at 1 January 2004	–
Losses arising before 1 January 2004 that were not recognised in 2004	(0.1)
Gains arising in 2004 that were not recognised in 2004	0.7
Unrecognised gains on hedges at 31 December 2004	0.6

Hedge of net investment in foreign entity

The group has both dollar and euro denominated borrowings which it has designated as a hedge of the net investment in its overseas subsidiaries. The fair value of the dollar borrowings at 31 December 2005 was £68.3 million and the euro borrowings £24.3 million. The foreign exchange loss of £6.3 million (2004: gain of £4.1 million) on translation of the borrowings into sterling has been recognised in exchange reserves.

For the year ended 31 December 2005

19 Financial instruments continued

(iv) The exposure of the group to interest rate changes when borrowings reprice is as follows:

As at 31 December 2005

	<1 year £ million	1-5 years £ million	>5 years £ million	Total £ million
Total borrowings	9.5	101.7	–	111.2
Effect of interest rate swaps	(13.3)	(48.5)	–	(61.8)
	(3.8)	53.2	–	49.4

As at 31 December 2005 all of the Group's debt was exposed to repricing within 3 months of the balance sheet date.

The effective interest rates at the balance sheet date were as follows:

	2005
Bank overdraft	**8.4%**
Bank borrowings	**4.5%**

(v) Currency exposure

The table below shows, for the prior year, the extent to which Group companies have net monetary assets in currencies other than their local currency, after taking into account the effect of forward foreign currency contracts. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account of the Group companies and the Group.

Net foreign currency monetary assets/(liabilities)

	Sterling £ million	US dollar £ million	Euro £ million	Other currencies £ million	2004 Total £ million
Functional currency of group operation:					
Sterling	–	–	(0.9)	–	(0.9)
US dollar	1.3	–	0.5	1.8	3.6
Euro	–	–	–	–	–
Other currencies	(0.5)	0.4	0.1	–	–
At 31 December 2004	**0.8**	**0.4**	**(0.3)**	**1.8**	**2.7**

20 Trade and other payables

	2005 £ million	2004 £ million
Trade payables	**27.3**	17.7
Other taxation and social security payable	**3.3**	3.3
Other payables	**8.8**	4.4
Accruals and deferred income	**54.3**	34.2
	93.7	59.6

21 Provisions

	Reorganisation and restructuring £ million	Legal indemnity employee termination benefit £ million	Total £ million
At 1 January 2005	5.8	0.3	6.1
Utilised during year	(4.2)	–	(4.2)
At 31 December 2005	**1.6**	**0.3**	**1.9**

	2005 £ million	2004 £ million
Analysis of total provisions		
Current	**0.8**	3.7
Non-current	**1.1**	2.4
Total provisions	**1.9**	6.1

(i) The provision for reorganisation and restructuring comprises the estimated costs of restructuring the Group's North American, European and International operations and the provisions are generally in respect of severance, property and related costs. The provision is expected to be fully utilised before the end of 2007.

(ii) The provision for legal indemnity employee termination benefit relates to a statutory employee termination benefit scheme in France. The provision is expected to be utilised within 20 years.

22 Deferred tax

	2005 £ million	2004 £ million
At 1 January	**(17.7)**	(23.1)
Credit to the income statement (Note 11)	**2.3**	3.5
Credit to equity	**3.5**	0.4
Exchange differences	**(1.9)**	1.5
At 31 December	**(13.8)**	(17.7)

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries. As the earnings are continually reinvested by the Group, no tax is expected to be payable on them in the foreseeable future. Temporary differences of nil relate to unremitted earnings of overseas subsidiaries which pay tax at rates less than the UK rate of tax. If the earnings were remitted no tax would be payable (2004: £nil), due to the availability of offsetting foreign tax credits.

The movements in deferred tax assets and liabilities (prior to off setting of balances within the same jurisdiction as permitted by IAS 12) during the period are shown below. Deferred tax assets and liabilities are only offset where there is a legally enforceable right of offset and there is an intention to settle the balances net.

Deferred tax assets are recognised for tax losses carried forward to the extent that the realisation of the related deferred tax benefit through future taxable profits is probable. The Group did not recognise deferred tax assets of £1.2 million in respect of losses amounting to £3.8 million that can be carried forward against future taxable income.

Deferred tax assets of £0.2 million have been recognised in respect of entities which have suffered a loss in either the current or preceding period as our forecasts indicate that these assets will reverse in the near future.

For the year ended 31 December 2005

22 Deferred tax continued

Deferred tax liabilities

	Accelerated capital depreciation £ million	Other temporary differences £ million	Total £ million
At 1 January 2005	(25.5)	7.6	**(17.9)**
Credit to the income statement	1.0	1.1	**2.1**
Credit to equity	–	3.5	**3.5**
Exchange differences	(2.2)	0.3	**(1.9)**
At 31 December 2005	(26.7)	12.5	**(14.2)**

Deferred tax assets – other temporary differences

	Total £ million
At 1 January 2005	0.2
Credit to the income statement	0.2
At 31 December 2005	**0.4**

The net deferred tax liability after more than one year is £13.7 million (2004: £17.0 million).

23 Share capital

	2005 Number	2005 £000	2004 Number	2004 £000
Authorised:				
Ordinary shares of 20p each	**349,750,010**	**69,950**	349,750,010	69,950
Allotted, called up and fully paid:	Number of Shares	£000	Number of Shares	£000
Ordinary shares of 20p each				
At 1 January	**268,186,132**	**53,637**	267,837,689	53,568
Employee share option scheme	**992,748**	**199**	348,443	69
At 31 December	**269,178,880**	**53,836**	268,186,132	53,637

During the year 992,748 Ordinary shares of 20p each have been issued at prices ranging from £1.05 to £1.33 to satisfy the exercise of options under the Savings-Related Share Option Schemes ('Sharesave') by eligible employees.

Share options

The options under the Savings-Related Share Option Schemes have been granted at a discount of 20% on the share price calculated over the three days prior to the date of invitation to participate, mature after three to five years and are normally exercisable in the six months following the maturity date. The options under the US Stock Purchase Plan have been granted at a discount of 15% of the share price on the date of grant, mature after two years and are normally exercisable in the six months following the maturity date.

The options under the Executive Share Option Scheme are normally only exercisable once three years have elapsed from date of grant and lapse after ten years. All Executive Options are subject to performance conditions based on both total shareholder return ("TSR") and growth in Earnings Per Share ("EPS"). TSR is calculated by reference to the increase in the Company's share price plus dividends paid. EPS is Basic Earnings Per Share as disclosed in the consolidated income statement. At the time when the individual wishes to exercise the option, the growth in the Company's TSR is compared to that of the FTSE Mid 250 Index (excluding investment trusts) over a specified period. If the Company's TSR matches or exceeds that index, and the Company's EPS growth matches or exceeds the growth in the Retail Prices Index plus 3 per cent per annum, over three consecutive years, the option is capable of exercise. Retesting of performance conditions is limited to six monthly intervals between 3 and 5 years after the date of grant.

There is no legal obligation upon the Company to satisfy the options existing under the Savings-Related and Executive Share Option Schemes other than by the allotment of new issue shares.

It is intended to satisfy awards to US participants in the Long Term Incentive plan by the allotment of new shares. The maximum award would be made on achieving the performance targets set out on page 50 of the Remuneration Report.

23 Share capital continued

Aggreko has taken the IFRS 1 exemption to apply IFRS 2 'Share-based Payment' only to options that were granted after 7 November 2002 and were not vested at 1 January 2005.

For the Sharesave and US Stock Options the Black-Scholes option-pricing model was used. As the Executive options have share price based performance conditions attached the Monte Carlo option-pricing model was used. The fair value per option granted and the assumptions used in the calculation are as follows:

Grant type Grant date	Executive 27-Feb-03	Executive 25-Sep-03	Sharesave 24-Oct-03	Sharesave 24-Oct-03	US Stock Plan 24-Oct-03	Sharesave 12-Nov-04	Sharesave 12-Nov-04	US Stock Plan 12-Nov-04
Share price at grant date (£)	1.29	1.59	1.57	1.57	1.57	1.55	1.55	1.55
Option price (£)	1.29	1.59	1.29	1.29	1.33	1.17	1.17	1.32
Number granted	168,506	429,992	316,412	214,865	92,458	344,060	202,541	211,469
Vesting period (years)	3.00	3.00	3.00	5.00	2.00	3.00	5.00	2.00
Expected volatility (%)	40.70	41.30	47.70	42.80	54.10	46.40	42.30	35.90
Expected life (years)	6.00	6.00	3.25	5.25	2.13	3.25	5.25	2.13
Risk free rate (%)	3.90	4.40	4.80	4.90	4.80	4.50	4.60	4.50
Expectation of employees meeting performance criteria	75%	75%	n/a	n/a	n/a	n/a	n/a	n/a
Expected dividends expressed as a dividend yield (%)	4.30	3.48	3.54	3.54	3.54	3.68	3.68	3.68
Fair value per option (£)	0.36	0.47	0.58	0.60	0.55	0.59	0.61	0.40

Grant type Grant date	Sharesave 11-Nov-05	Sharesave 11-Nov-05	Sharesave 11-Nov-05	US Stock Plan 11-Nov-05
Share price at grant date (£)	2.50	2.50	2.50	2.50
Option price (£)	1.89	1.89	1.90	2.13
Number granted	486,291	143,559	33,118	110,763
Vesting period (years)	3.00	5.00	5.00	2.00
Expected volatility (%)	33.60	40.50	40.50	24.10
Expected life (years)	3.25	5.25	5.25	2.13
Risk free rate (%)	4.40	4.50	4.50	4.40
Expectation of employees meeting performance criteria	n/a	n/a	n/a	n/a
Expected dividends expressed as a dividend yield (%)	2.36	2.36	2.36	2.36
Fair value per option (£)	0.88	1.07	1.07	0.57

The expected volatility is based on the volatility of the total return from the Company's shares over the period to grant equal in length to the expected life of the awards. The expected life is the average expected period to exercise. The risk free interest rate is the expected return on UK Gilts of a similar life.

A summary of movements in share options in Aggreko shares is shown below:

	Sharesave schemes Number of Shares	Weighted average exercise price (£)	Executive share option schemes Number of Shares	Weighted average exercise price (£)	US Stock option plans Number of Shares	Weighted average exercise price (£)	Long term incentive plans Number of Shares	Weighted average exercise price (£)
Outstanding at 1 January 2005	2,287,627	1.17	4,969,542	2.36	300,348	1.30	551,961	Nil
Granted	662,968	1.89	–	–	110,763	2.13	466,583	Nil
Exercised	(899,024)	1.05	–	–	(93,724)	1.21	–	–
Lapsed	(256,977)	1.38	(801,807)	2.44	(11,490)	1.61	(59,898)	Nil
Outstanding at 31 December 2005	**1,794,594**	**1.46**	**4,167,735**	**2.34**	**305,897**	**1.61**	**958,646**	**Nil**
Weighted average contractural life (years)	3		1		1		2	

For the year ended 31 December 2005

23 Share capital continued

The weighted average share price during the year for options exercised over the year was £1.07. The total charge for the year relating to employee share based payment plans was £2.5 million, all of which related to equity-settled share based payment transactions.

Options outstanding over Ordinary shares as at 31 December 2005 (including those of the Executive Directors), together with the exercise prices and dates of exercise, are as follows:

	Price per share (£)	Earliest exercise date	Latest exercise date	2005 Number	2004 Number	Market price (£)[1]
Executive Share Option Scheme – September 1999	2.94	September 2002	September 2009	282,406	362,559	2.94
Executive Share Option Scheme – March 2000	3.30	March 2003	March 2010	120,000	174,924	3.30
Sharesave – April 2000	2.47	April 2005	October 2005	5,463	12,830	3.11
Executive Share Option Scheme – August 2000	4.28	August 2003	August 2010	380,199	423,106	4.28
Executive Share Option Scheme – March 2001	4.575	March 2004	March 2011	351,700	413,725	4.575
Executive Share Option Scheme – August 2001	4.37	August 2004	August 2011	356,631	470,348	4.37
Sharesave – October 2001	3.07	October 2004	April 2005	–	24,429	3.5525
	3.07	October 2006	April 2007	14,698	17,445	3.5525
Executive Share Option Scheme – March 2002	2.845	March 2005	March 2012	130,017	130,017	2.845
Executive Share Option Scheme – September 2002	1.28	September 2005	September 2012	2,025,473	2,473,554	1.28
US Stock Option Plan – October 2002	1.07	October 2004	January 2005	–	30,339	1.26
Sharesave – October 2002	1.05	October 2005	April 2006	53,284	1,045,311	1.26
	1.05	October 2007	April 2008	212,395	226,569	1.26
Executive Share Option Scheme – February 2003	1.29	February 2006	February 2013	168,506	168,506	1.29
Executive Share Option Scheme – September 2003	1.5925	September 2006	September 2013	352,803	352,803	1.5925
US Stock Option Plan – October 2003	1.33	October 2005	January 2006	–	58,540	1.57
Sharesave – October 2003	1.29	October 2006	April 2007	204,433	230,125	1.57
	1.29	October 2008	April 2009	162,840	184,317	1.57
Long Term Incentive Plan – June 2004	–	June 2007	December 2007	492,063	551,961	1.5625
US Stock Option Plan – November 2004	1.32	November 2006	February 2007	195,134	211,469	1.55
Sharesave – November 2004	1.17	November 2007	May 2008	304,641	344,060	1.55
	1.17	November 2007	May 2010	174,861	202,541	1.55
Long Term Incentive Plan – April 2005	–	April 2008	October 2008	466,583	–	1.8825
US Stock Option Plan – November 2005	2.13	November 2007	February 2008	110,763	–	2.50
Sharesave – November 2005	1.89	November 2008	May 2009	485,302	–	2.50
	1.89	November 2010	May 2011	143,559	–	2.50
	1.90	November 2010	May 2011	33,118	–	2.50
				7,226,872	8,109,478	

1 Market price as at the date of grant.

24 Treasury shares

	2005 £ million	2004 £ million
Treasury shares	**(6.5)**	(3.3)

Interests in own shares represent the cost of 3,678,341 of the company's ordinary shares (nominal value 20 pence) purchased in June 2004 (2,016,720) and May 2005 (1,661,621). These shares represent 1.4% of issued share capital as at 31 December 2005 (2004: 0.7%).

These shares were acquired by a trust in the open market using funds provided by Aggreko plc to meet obligations under the Long Term Incentive Arrangements. The costs of funding and administering the scheme are charged to the income statement of the Company in the period to which they relate. The market value of the shares at 31 December 2005 was £10.0 million (2004: £3.4 million).

25 Statement of changes in equity

As at 31 December 2005

	Attributable to equity holders of the company							
	Ordinary share capital £ million	Share premium account £ million	Treasury shares £ million	Capital redemption reserve £ million	Hedging reserve £ million	Foreign exchange reserve (translation) £ million	Retained earnings £ million	Total equity £ million
Balance at 31 December 2004	53.6	6.0	(3.3)	0.1	–	(19.3)	141.4	178.5
Adoption of IAS 39	–	–	–	–	0.6	–	–	0.6
Balance at 1 January 2005	53.6	6.0	(3.3)	0.1	0.6	(19.3)	141.4	179.1
Net movement in foreign currency cash flow hedge	–	–	–	–	(1.0)	–	–	(1.0)
Net movement on interest rate swaps	–	–	–	–	0.4	–	–	0.4
Currency translation differences (i)	–	–	–	–	–	14.1	–	14.1
Current tax on items taken to or transferred from equity	–	–	–	–	–	–	(1.3)	(1.3)
Deferred tax on items taken to or transferred from equity	–	–	–	–	–	–	3.5	3.5
Actuarial losses on retirement benefits	–	–	–	–	–	–	(7.9)	(7.9)
Purchase of treasury shares	–	–	(3.2)	–	–	–	–	(3.2)
Credit in respect of employee share awards	–	–	–	–	–	–	2.5	2.5
New share capital subscribed	0.2	0.8	–	–	–	–	–	1.0
Profit for the year	–	–	–	–	–	–	36.7	36.7
Total recognised income/(loss) for the year	0.2	0.8	(3.2)	–	(0.6)	14.1	33.5	44.8
Dividends paid during 2005	–	–	–	–	–	–	(15.7)	(15.7)
Balance at 31 December 2005	53.8	6.8	(6.5)	0.1	–	(5.2)	159.2	208.2

(i) Included in currency translation differences of the Group are exchange losses of £6.2 million arising, on borrowings denominated in foreign currencies designated as hedges of net investments overseas, offset by exchange gains of £20.3 million relating to the translation of overseas results and net assets.

25 Statement of changes in equity continued

As at 31 December 2004

	Attributable to equity holders of the company							
	Ordinary share capital £ million	Share premium account £ million	Treasury shares £ million	Capital redemption reserve £ million	Hedging reserve £ million	Foreign exchange reserve (translation) £ million	Retained earnings £ million	Total equity £ million
Balance at 1 January 2004	53.6	5.7	–	0.1	–	(10.8)	137.8	186.4
Currency translation differences (i)	–	–	–	–	–	(8.4)	–	(8.4)
Deferred tax on items taken to or transferred from equity	–	–	–	–	–	(0.1)	0.5	0.4
Actuarial losses on retirement benefits	–	–	–	–	–	–	(1.5)	(1.5)
Purchase of treasury shares	–	–	(3.3)	–	–	–	–	(3.3)
Credit in respect of employee share awards	–	–	–	–	–	–	1.0	1.0
New share capital subscribed	–	0.3	–	–	–	–	–	0.3
Profit for the year	–	–	–	–	–	–	18.8	18.8
Total recognised income/(loss) for the year	–	0.3	(3.3)	–	–	(8.5)	18.8	7.3
Dividends paid during 2004	–	–	–	–	–	–	(15.2)	(15.2)
Balance at 31 December 2004	53.6	6.0	(3.3)	0.1	–	(19.3)	141.4	178.5

(i) Included in currency translation differences of the Group are exchange gains of £4.1 million arising on borrowings denominated in foreign currencies designated as hedges of net investments overseas, offset by exchange losses of £12.5 million relating to the translation of overseas results and net assets.

26 Capital commitments

	2005 £ million	2004 £ million
Contracted but not provided for (property, plant and equipment)	**18.6**	7.7

27 Operating lease commitments – minimum lease payments

	2005		2004	
	Land and buildings £ million	**Plant, equipment and vehicles £ million**	Land and buildings £ million	Plant, equipment and vehicles £ million
Commitments under operating leases expiring:				
Within 1 year	**4.4**	**4.8**	3.9	4.3
Later than 1 year and less than 5 years	**8.2**	**6.2**	8.0	5.4
After 5 years	**8.2**	–	9.5	–
Total	**20.8**	**11.0**	21.4	9.7

28 Pension commitments

Overseas

Pension arrangements for overseas employees vary, and schemes reflect best practice and regulation in each particular country. The charge against profit is the amount of contributions payable to the pension scheme in respect of the accounting period. The pension cost attributable to overseas employees for 2005 was £1.8 million (2004: £2.2 million).

United Kingdom

The Group operates a pension scheme for UK employees. The Aggreko plc Pension Scheme ("the Scheme") is a funded, contributory, defined benefit scheme. Assets are held separately from those of the Group under the control of individual trustees. The Scheme is subject to valuations at intervals of not more than three years by independent actuaries.

A valuation of the Scheme was carried out as at 31 December 2003 using the projected unit method to determine the level of contributions to be made by the Group. The actuaries have adopted a valuation basis linked to market conditions at the valuation date. Assets have been taken at market value. The major actuarial assumptions used were:

Return on investments	6.4%
Growth in average pay levels	4.2%
Increase in pensions	2.7%

At the valuation date, the market value of the Scheme's assets (excluding AVC's) was £10,450,000 which was sufficient to cover 68% of the benefits that had accrued to members, after making allowances for future increases in earnings.

Following completion of the valuation at 31 December 2003, the Company agreed to pay 11.6% of pensionable earnings plus deficiency contributions of at least £0.49 million per annum over the expected future working lifetime of the existing active membership (16 years) commencing from 31 December 2003. The cost of insuring the death in service benefits is met in addition to these rates. The total Company contribution (excluding the death in service premiums) will be subject to a minimum 17.5% of pensionable earnings.

The Scheme was closed to all new employees joining the Group after 1 April 2002. The service cost, as a percentage of pensionable salaries, will increase in the future as members near retirement. For new employees joining after 1 April 2002, a defined contribution scheme has been introduced. Contributions of £0.2 million were paid to this scheme during the year (2004: £0.1 million). There are no outstanding or prepaid balances at the year end.

An update of the Scheme was carried out by a qualified independent actuary using the latest available information for the purposes of this statement. The major assumptions used in this update by the actuary were:

	31 Dec 2005	31 Dec 2004
Rate of increase in salaries	**4.3%**	4.3%
Rate of increase in pensions in payment and deferred pensions	**2.8%**	2.8%
Discount rate	**4.6%**	5.4%
Inflation assumption	**2.8%**	2.8%
Expected return on Scheme assets	**6.4%**	7.7%
Longevity at age 65 for current pensioners (years)		
Men	**21.3**	19.0
Women	**24.2**	21.9
Longevity at age 65 for future pensioners (years)		
Men	**23.1**	19.8
Women	**25.9**	22.8

The expected return on Scheme assets is based on market expectations at the beginning of the period for returns over the entire life of the benefit obligation.

For the year ended 31 December 2005

28 Pension commitments continued

The assets in the Scheme and the expected rate of return were:

	Long term rate of return expected at 31 Dec 2005	Value at 31 Dec 2005 £ million	Long term rate of return expected at 31 Dec 2004	Value at 31 Dec 2004 £ million	Long term rate of return expected at 31 Dec 2003	Value at 31 Dec 2003 £ million
Equities	7.1%	13.5	8.3%	10.3	8.5%	8.8
Gilts	4.1%	2.4	4.7%	1.3	4.8%	0.9
Bonds	4.6%	2.4	5.4%	1.3	5.6%	0.9
Cash	4.5%	0.1	3.8%	–	4.0%	1.4
Total		18.4		12.9		12.0

The amounts included in the balance sheet arising from the Group's obligations in respect of the Scheme are as follows:

	2005 £ million	2004 £ million	2003 £ million
Fair value of assets	18.4	12.9	12.0
Present value of funded obligations	(35.2)	(23.1)	(20.4)
Liability recognised in the Balance Sheet	(16.8)	(10.2)	(8.4)

The amounts recognised in the income statement are as follows:

	2005 £ million	2004 £ million
Current service costs	1.3	1.6
Interest cost	1.3	1.0
Expected return on Scheme assets	(1.1)	(0.8)
	1.5	1.8

Of the total charge of £1.5 million, £0.5 million (2004: £0.6 million) and £1.0 million (2004: £1.2 million) were included, respectively in cost of sales and administrative expenses.

Changes in the present value of the defined benefit obligation are as follows:

	2005 £ million	2004 £ million
Present value of obligation at 1 January	23.1	20.4
Service cost	1.3	1.6
Interest cost	1.3	1.0
Contributions from Scheme members	0.4	0.4
Benefits paid	(0.3)	(2.2)
Actuarial losses	9.4	1.9
Present value of obligation at 31 December	35.2	23.1

Present value of Scheme assets are as follows:

	2005 £ million	2004 £ million
Fair value of Scheme assets at 1 January	12.9	12.0
Expected return on Scheme assets	1.1	0.8
Employer contributions	2.8	1.5
Contributions from Scheme members	0.4	0.4
Benefits paid	(0.3)	(2.2)
Actuarial gains	1.5	0.4
Fair value of Scheme assets at 31 December	18.4	12.9

28 Pension commitments continued

Analysis of the movement in the balance sheet

	2005 £ million	2004 £ million
At 1 January	**(10.2)**	(8.4)
Total expense as above	**(1.5)**	(1.8)
Contributions	**2.8**	1.5
Net actuarial losses	**(7.9)**	(1.5)
At 31 December	**(16.8)**	(10.2)

Cumulative actuarial gains and losses recognised in equity

	2005 £ million	2004 £ million
At 1 January	**9.9**	8.4
Actuarial losses recognised in the year	**7.9**	1.5
At 31 December	**17.8**	9.9

The actual return on Scheme assets was £2.6 million (2004: £1.2 million).

History of experience gains and losses

	2005	2004	2003	2002	2001
Experience adjustments arising on Scheme assets:					
Amount (£m)	**1.5**	0.4	0.6	(2.5)	(3.0)
Percentage of Scheme assets	**8.0%**	3.0%	5.0%	(31.0%)	(25.0%)
Experience adjustments arising on Scheme liabilities:					
Amount (£m)	**–**	0.2	1.2	(0.1)	(1.0)
Percentage of present value Scheme liabilities	**0.0%**	1.0%	6.0%	(1.0%)	(6.0%)
Present value of Scheme liabilities (£m)	**35.2**	23.1	20.4	14.6	15.9
Fair value of Scheme assets (£m)	**18.4**	12.9	12.0	8.1	12.1
Deficit (£m)	**16.8**	10.2	8.4	6.5	3.8

The contributions expected to be paid during the financial year ended 31 December 2006 amount to £1.4 million.

29. Significant investments

The principal subsidiary undertakings of Aggreko plc at the year end, and the main countries in which they operate, are shown below. All companies are wholly owned and, unless otherwise stated, incorporated in Great Britain or in the principal country of operation and are involved in the supply of temporary power, temperature control, oil-free compressed air and related services.

All shareholdings are of ordinary shares or other equity capital.

Company	Country
Aggreko Holdings Limited +	UK
Aggreko UK Limited	UK
Aggreko Ireland Limited	Ireland
Aggreko International Projects Limited	Dubai **
Aggreko Euro Holdings B.V.+	UK ***
Aggreko Americas Holdings B.V.+	UK ***
Aggreko Rest of World Holdings B.V.+	UK ***
Aggreko Holdings Inc +	USA
Aggreko USA LLC+	USA
Aggreko LLC	USA
Aggreko (Investments) BV +	Netherlands
Aggreko Nederland BV	Netherlands
Aggreko Belgium NV	Belgium
Aggreko Italia S.R.L	Italy
Aggreko Deutschland GmbH	Germany
Aggreko Norway AS	Norway
Aggreko France SARL	France
Aggreko Iberia SA	Spain
Aggreko (Singapore) PTE Limited	Singapore
Aggreko Generators Rental Pty Limited	Australia
Aggreko (Middle East) Limited	Middle East *
Aggreko Canada Inc	Canada
Aggreko SA de CV	Mexico
Aggreko (NZ) Limited	New Zealand
Aggreko Uruguay SA	Uruguay
Aggreko de Venezuela C.A.	Venezuela
Aggreko Brazil Energia Ltda	Brazil

* Registered in Cyprus
** Administered from Dubai and registered in the UK
*** Registered in the Netherlands
\+ Intermediate holding companies

Other subsidiary undertakings, whilst included in the consolidated Accounts, are not material.

Independent Auditors' Report to the Members of Aggreko plc

We have audited the parent company financial statements of Aggreko Plc for the year ended 31 December 2005 which comprise the Balance Sheet, the Statement of Recognised Gains and Losses, and the related notes. These parent company financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the Directors' Remuneration Report that is described as having been audited.

We have reported separately on the group financial statements of Aggreko Plc for the year ended 31 December 2005.

Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report, the Directors' Remuneration Report and the parent company financial statements in accordance with applicable law and United Kingdom Accounting Standards (United Kingdom Generally Accepted Accounting Practice) are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the parent company financial statements and the part of the Directors' Remuneration Report to be audited in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the parent company financial statements give a true and fair view and whether the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' Report is not consistent with the parent company financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We read other information contained in the Annual Report and consider whether it is consistent with the audited parent company financial statements. The other information comprises only the Directors' Report, the unaudited part of the Directors' Remuneration Report, the Chairman's Statement and the Operating and Financial Review. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the parent company financial statements. Our responsibilities do not extend to any other information.

Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the parent company financial statements and the part of the Directors' Remuneration Report to be audited. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the parent company financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the parent company financial statements and the part of the Directors' Remuneration Report to be audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the parent company financial statements and the part of the Directors' Remuneration Report to be audited.

Opinion

In our opinion:

- the parent company financial statements give a true and fair view, in accordance with United Kingdom Generally Accepted Accounting Practice, of the state of the company's affairs as at 31 December 2005; and
- the parent company financial statements and the part of the Directors' Remuneration Report to be audited have been properly prepared in accordance with the Companies Act 1985.



PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
Glasgow

9 March 2006

Company Balance Sheet

As at 31 December 2005

	Notes	2005 £ million	2004 Restated (Note 46) £ million
Fixed assets			
Tangible assets	34	**13.5**	12.9
Investments	35	**102.6**	53.8
Deferred tax assets	41	**0.1**	–
Financial assets	38	**0.7**	–
		116.9	66.7
Current assets			
Debtors	36	**260.8**	243.3
Financial assets	38	**0.7**	–
Current tax assets		**1.2**	–
		262.7	243.3
Creditors - amounts falling due within one year			
Financial liabilities			
- Borrowings	37	**(8.2)**	(6.1)
- Derivative financial instruments	38	**(0.6)**	–
Other creditors	39	**(158.7)**	(88.4)
Current tax liabilities		**–**	(2.7)
Provisions	40	**–**	(0.1)
Net current assets		**95.2**	146.0
Total assets less current liabilities		**212.1**	212.7
Creditors - amounts falling due after more than one year			
Financial liabilities			
- Borrowings	37	**(101.7)**	(83.2)
- Derivative financial instruments	38	**(0.2)**	–
Deferred tax liabilities	41	**–**	(0.8)
Retirement benefit obligation	42	**(11.8)**	(7.1)
Net assets		**98.4**	121.6
Shareholders' equity			
Share capital	43	**53.8**	53.6
Share premium	44	**6.8**	6.0
Treasury shares	44	**(6.5)**	(3.3)
Capital redemption reserve	44	**0.1**	0.1
Hedging reserve	44	**0.6**	–
Retained earnings	44	**43.6**	65.2
Total shareholders' equity		**98.4**	121.6

Approved by the Board on 9 March 2006 and signed on its behalf by:





P G Rogerson
Chairman

A G Cockburn
Finance Director

The notes on pages 99 to 108 form part of these Accounts.

Company Statement of Total Recognised Gains and Losses

For the year ended 31 December 2005

	Note	2005 £ million	2004 Restated (Note 46) £ million
(Loss)/profit for the financial year		(3.1)	15.0
Actuarial loss on retirement benefit		(7.9)	(1.5)
Movement of deferred tax on pension liability		2.4	0.5
Cashflow hedges		0.4	–
Total recognised (losses)/gains for the financial year		(8.2)	14.0
Adoption of FRS 26	46	0.2	
Prior year adjustment for :			
- FRS 17	46	(7.4)	
- FRS 21	46	9.5	
Total recognised loss since last annual Accounts		(5.9)	

The notes on pages 99 to 108 form part of these Accounts.

30. Company Accounting Policies

Accounting convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial instruments in accordance with the Companies Act 1985 and applicable accounting standards. A summary of the more important Company accounting policies is set out below, together with an explanation of where changes have been made to previous policies on the adoption of new accounting standards in the year.

Changes in accounting policies

The Company has adopted FRS 17, 'Retirement benefits', FRS 20, 'Share-based payment', FRS 21, 'Events after the balance sheet date', FRS 23, 'The effects of changes in foreign exchange rates', FRS 25, 'Financial Instruments: Disclosure and Presentation', FRS 26, 'Financial Instruments: Measurement' and FRS 28, 'Corresponding amounts', in these Accounts. The adoption of each of these standards represents a change in accounting policy and the comparative figures have been restated accordingly except where the exemption to restate comparatives has been taken. Details of the effect of the prior year adjustments are given in Note 46.

Tangible fixed assets

Tangible fixed assets are carried at cost less accumulated depreciation and impairment losses. Cost includes purchase price, and directly attributable costs of bringing the assets into the location and condition where it is capable for use. Borrowings costs are not capitalised.

Fixed assets are depreciated on a straight line basis at annual rates estimated to write off the cost of each asset over its useful life from the date it is available for use. The principal period of depreciation used is as follows:

Vehicles, plant and equipment 4 to 15 years.

Impairment of tangible fixed assets

Tangible fixed assets are depreciated and reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. Value in use is calculated using estimated cashflows. These are discounted using an appropriate long-term pre tax interest rate. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Foreign currencies

At individual company level, transactions denominated in foreign currencies are translated at the rate of exchange on the day the transaction occurs. At the year end, monetary assets and liabilities denominated in foreign currencies are translated at the rate of exchange ruling at the balance sheet date. Non-monetary assets are translated at the historical rate. In order to hedge its exposure to certain foreign exchange risks, the Company enters into forward foreign exchange contracts. The Company's financial statements are presented in sterling, which is the Company's presentational currency.

Derivative financial instruments

The accounting policy is identical to that applied by the consolidated Group as set out on page 65.
The Company is taking advantage under FRS 25 to apply FRS 25 prospectively from 1 January 2005.

Cash flow statement and related party disclosures

The Company is included in the Group Accounts of Aggreko plc, which are publicly available. Consequently, the Company has taken advantage of the exemption from preparing a cash flow statement under the terms of Financial Reporting Standard 1 'Cash Flow Statements (revised 1996)'. The Company is also exempt under the terms of Financial Reporting Standard 8 'Related Party Disclosures' from disclosing related party transactions with entities that are part of the Group.

30. Company Accounting Policies continued

Taxation

The charge for ordinary taxation is based on the profit / loss for the year and takes into account full provision for deferred tax, using the approach set out in FRS 19, 'Deferred Tax' in respect of timing differences on a non discounted basis. Such timing differences arise primarily from the differing treatment for taxation and accounting purposes of provisions and depreciation of fixed assets.

Pensions

The Company operates both a defined benefit pension scheme and a defined contribution pension scheme. The accounting policy is identical to that applied by the consolidated Group as set out on page 67.

Investments

Investments in subsidiary undertakings are stated in the balance sheet of the Company at cost, or nominal value of the shares issued as consideration where applicable, less provision for any impairment in value. Share-based payments recharged to subsidiary undertakings are treated as capital contributions and are added to investments.

Leases

Leases where substantially all of the risks and rewards of ownership are not transferred to the Company are classified as operating leases. Rentals under operating leases are charged against operating profit on a straight line basis over the term of the lease.

Grants

Capital grants in respect of additions to fixed assets are treated as deferred income and released to the income statement over the estimated operational lives of the related assets.

Share-based payments

The accounting policy is identical to that applied by the consolidated Group as set out on page 68 with the exception that shares issued by the Company to employees of its subsidiaries for which no consideration is received are treated as an increase in the Company's investment in those subsidiaries.

Dividend distribution

Dividend distribution to the Company's shareholders is recognised as a liability in the Company's financial statements in the period in which the dividends approved by the Company's shareholders.

31. Staff costs

	2005 £ million	2004 Restated (Note 46) £ million
Wages and salaries	**5.5**	3.1
Social security costs	**0.6**	0.3
Other pension cost	**0.3**	0.6
Share-based payment	**0.7**	0.2
	7.1	4.2
Average number of employees	**75**	65

32. Dividends

Refer to Note 12 of Group Accounts.

33. Auditor's Remuneration

	2005 £ million	2004 £ million
Audit Services		
– statutory audit	**0.1**	0.1

	2005 £ '000	2004 £ '000
Non-audit services		
Tax services		
– compliance services	–	7
– advisory services	20	–
Other services		
– accounting advice	38	221
	58	228

34. Tangible fixed assets

	Total £ million
Cost	
At 1 January 2005	13.8
Additions	2.2
At 31 December 2005	**16.0**
Accumulated depreciation	
At 1 January 2005	0.9
Charge for the year	1.6
At 31 December 2005	**2.5**
Net book values:	
At 31 December 2005	**13.5**
At 31 December 2004	12.9

The tangible fixed assets of the Company comprise vehicles, plant and equipment.

35. Investments

	£ million
Cost of investments in subsidiary undertakings:	
At 1 January 2005 – as previously stated	53.0
Prior year adjustment for FRS 20 (Note 46)	0.8
At 1 January – as restated	53.8
Share-based payments	1.8
Capital contribution to subsidiary	47.0
At 31 December 2005	**102.6**

Details of the Company's principal subsidiary undertakings are set out in Note 29 to the Group Accounts.

36. Debtors

	2005 £ million	2004 Restated (Note 46) £ million
Prepayments and accrued income	0.2	0.1
Other receivables	0.1	0.1
Amounts due from subsidiary undertakings	260.5	243.1
	260.8	243.3

37. Financial liabilities – borrowings

	2005 £ million	2004 £ million
Non-current		
Bank borrowings	101.7	83.2
Current		
Bank overdrafts	1.0	2.3
Bank borrowings	7.2	3.8
	8.2	6.1
Total borrowings	109.9	89.3

The bank overdrafts and borrowings are all unsecured.

(i) Maturity of financial liabilities

The maturity profile of the borrowings was as follows:

	2005 £ million	2004 £ million
Within 1 year, or on demand	8.2	6.1
Between 1 and 2 years	49.0	–
Between 2 and 3 years	–	47.6
Between 3 and 4 years	52.7	–
Between 4 and 5 years	–	35.6
	109.9	89.3

(ii) Borrowing facilities

The Company has the following undrawn committed floating rate borrowing facilities available at 31 December 2005 in respect of which all conditions precedent had been met at that date:

	2005 £ million	2004 £ million
Expiring within 1 year	–	–
Expiring between 1 and 2 years	1.0	–
Expiring between 2 and 3 years	–	2.5
Expiring between 3 and 4 years	62.3	–
Expiring between 4 and 5 years	–	79.3
Expiring after 5 years	35.0	35.0
	98.3	116.8

37. Financial liabilities – borrowings continued

(iii) Interest rate risk profile of financial liabilities

The interest rate profile of the Company's financial liabilities at 31 December 2005, after taking account of the interest rate swaps used to manage the interest profile, was:

	Floating rate £ million	Fixed rate £ million	Total £ million	Fixed rate debt: Weighted average interest rate %	Fixed rate debt: Weighted average period for which rate is fixed years
Currency:					
Sterling	10.0	7.5	17.5	4.9	1.0
US dollar	33.0	35.1	68.1	3.5	2.0
Euro	5.1	19.2	24.3	3.2	2.0
At 31 December 2005	**48.1**	**61.8**	**109.9**		
Sterling	7.2	7.5	14.7	4.9	2.0
US dollar	13.2	36.0	49.2	2.9	2.4
Euro	5.8	19.6	25.4	3.2	3.0
At 31 December 2004	**26.2**	**63.1**	**89.3**		

The floating rate financial liabilities principally comprise debt which carries interest based on different benchmark rates depending on the currency of the balance. The principal benchmark rates for floating rate financial liabilities are the relevant LIBOR (London Interbank Offered Rate) rates for sterling, dollars and euros and liabilities are normally fixed in advance for periods between one and three months.

The weighted average interest rate on fixed debt is derived from the fixed leg of each interest rate swap.

The effect of the Company's interest rate swaps is to classify £61.8 million (2004: £63.1 million) of borrowings in the above table as fixed rate.

The notional principal amount of the outstanding interest rate swap contracts at 31 December 2005 was £61.8 million (2004: £63.1 million).

(iv) Preference share capital

	2005 Number	2005 £000	2004 Number	2004 £000
Authorised:				
Redeemable preference shares of 25 pence each	**199,998**	50	199,998	50

No redeemable preference shares were allotted as at 31 December 2005 and 31 December 2004.

For the year ended 31 December 2005

38. Financial instruments

(i) Fair values of financial assets and financial liabilities

The following table provides a comparison by category of the carrying amounts and the fair values of the Company's financial assets and financial liabilities at 31 December 2005. Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. Where available, market values have been used to determine fair values.

	2005		2004	
	Book value £ million	Fair value £ million	Book value £ million	Fair value £ million
Primary financial instruments held or issued to finance the Company's operations:				
Current borrowings and overdrafts	(8.2)	(8.2)	(6.1)	(6.1)
Non-current borrowings	(101.7)	(101.7)	(83.2)	(83.2)
Derivative financial instruments held to manage the interest rate profile:				
Interest rate swaps	–	0.6	–	0.2
Forward foreign currency contracts	–	–	–	–

(ii) Summary of methods and assumptions

Interest rate swaps and forward foreign currency contracts

Fair value is based on market price of these instruments at the balance sheet date.

Current borrowings and overdrafts / Liquid resources

The fair value of liquid resources and current borrowings and overdrafts approximates to the carrying amount because of the short maturity of these instruments.

Non-current borrowings

In the case of bank loans and other loans, the fair value approximates to the carrying value reported in the balance sheet as the majority are floating rate where payments are reset to market rates at intervals of less than one year.

(iii) Financial instruments

Numerical financial instruments disclosures are set out below. Additional disclosures are set out in the financial review and accounting policies relating to risk management.

At 31 December 2005	Assets £ million	Liabilities £ million
Less than one year:		
Interest rate swaps – cash flow hedge	0.1	–
Forward foreign currency contracts – cash flow hedge	0.6	(0.6)
More than one year:		
Interest rate swaps – cash flow hedge	0.7	(0.2)
	1.4	(0.8)

38. Financial instruments continued

Net fair values of derivative financial instruments

The net fair value of derivative financial instruments and designated for cash flow hedges at the balance sheet date were:

	2005 £ million
Contracts with positive fair values:	
Interest rate swaps	0.8
Forward foreign currency contracts	0.6
Contracts with negative fair values:	
Interest rate swaps	(0.2)
Forward foreign currency contracts	(0.6)
	0.6

The net fair value gains at 31 December 2005 on open interest rate swaps that hedge interest risk are £0.6 million. These will be credited to the income statement interest charge over the remaining life of each interest rate swap.

(iv) The exposure of the Company to interest rate changes when borrowings reprice is as follows:

As at 31 December 2005

	<1 year £ million	1-5 years £ million	>5 years £ million	Total £ million
Total borrowings	8.2	101.7	–	109.9
Effect of interest rate swaps	(13.3)	(48.5)	–	(61.8)
	(5.1)	53.2	–	48.1

As at 31 December 2005 all of the Company's debt was exposed to repricing within 3 months of the balance sheet date.

The effective interest rates at the balance sheet date were as follows:

	2005
Bank overdraft	4.3%
Bank borrowings	4.5%

39. Other creditors: amounts falling due within one year

	2005 £ million	2004 £ million
Accruals and deferred income	5.9	7.2
Amounts owed to subsidiary undertakings	152.8	81.2
	158.7	88.4

For the year ended 31 December 2005

40. Provisions

As at 31 December 2004 the Company had a £0.1 million provision relating to the Group's reorganisation and restructuring programme. This provision was fully utilised during 2005.

41. Deferred tax

	2005 £ million	2004 £ million
At 1 January as previously reported	1.1	0.7
Prior year adjustment for implementation of FRS 17 (Note 46)	(0.3)	(0.3)
At 1 January as restated	0.8	0.4
(Credit)/charge to the income statement	(0.7)	0.4
Credit to equity	(0.2)	–
At 31 December	(0.1)	0.8

	2005 £ million	2004 £ million
Deferred tax provided in the Accounts is as follows:		
Accelerated capital allowances	1.4	1.4
Other timing differences	(1.5)	(0.6)
	(0.1)	0.8

42. Pension Commitments

	2005 £ million	2004 £ million
FRS 17 Deficit in the scheme (Refer to Note 28 of the Group Accounts)	(16.8)	(10.2)
Related deferred tax asset	5.0	3.1
	(11.8)	(7.1)

43. Share Capital

	2005 Number	2005 £'000	2004 Number	2004 £'000
Authorised:				
Ordinary shares of 20p each	349,750,010	69,950	349,750,010	69,950
Allotted, called up and fully paid:				
Ordinary shares of 20p each	269,178,880	53,836	268,186,132	53,637

During the year 992,748 Ordinary shares of 20p each have been issued at prices ranging from £1.05 to £1.33 to satisfy the exercise of options under the Savings-Related Share Option Schemes ('Sharesave') by eligible employees.

44. Reconciliation of movements in shareholders' funds

	Called up share capital £ million	Share premium account £ million	Treasury shares £ million	Capital redemption reserve £ million	Hedging reserve £ million	Profit and loss account £ million	Other reserves (exchange) £ million	Capital and reserves £ million
31 December 2004 as previously reported	53.6	6.0	(3.3)	0.1	–	63.1	–	119.5
Prior year adjustment – FRS 17	–	–	–	–	–	(7.4)	–	(7.4)
Prior year adjustment – FRS 21	–	–	–	–	–	9.5	–	9.5
31 December 2004 as restated	53.6	6.0	(3.3)	0.1	–	65.2	–	121.6
Adoption of FRS 26	–	–	–	–	0.2	–	–	0.2
1 January 2005	53.6	6.0	(3.3)	0.1	0.2	65.2	–	121.8
Loss for the financial year	–	–	–	–	–	(3.1)	–	(3.1)
Dividends	–	–	–	–	–	(15.7)	–	(15.7)
Net movement on interest rate swaps	–	–	–	–	0.4	–	–	0.4
Credit in respect of employee share awards	–	–	–	–	–	2.5	–	2.5
Acturial losses on retirement benefits	–	–	–	–	–	(7.9)	–	(7.9)
Deferred tax on items taken to equity	–	–	–	–	–	2.6	–	2.6
New share capital subscribed	0.2	0.8	–	–	–	–	–	1.0
Purchase of treasury shares	–	–	(3.2)	–	–	–	–	(3.2)
31 December 2005	**53.8**	**6.8**	**(6.5)**	**0.1**	**0.6**	**43.6**	**–**	**98.4**

45. Profit and loss account

As permitted by Section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account and related notes. The loss for the financial year of the Company was £3.1 million (2004: profit of £15.0 million – Restated, Note 46).

46. Prior year adjustment and impact of new standards

The prior year adjustment relates to the implementation of FRS 17, FRS 20 and FRS 21, while FRS 23, FRS 25 and FRS 26, do not affect comparatives and are only applied to the current period. The Company is taking advantage of the transitional rules under FRS 25 to apply FRS 25 prospectively from 1 January 2005.

The adoption of FRS 17 has resulted in an increase in staff costs £0.1 million (2004: £0.3 million), a minimal impact on the tax charge in the current year (2004: £0.1 million decrease), a decrease in profit for the year by £0.1 million (2004: £0.2 million) and a decrease in total recognised gains and losses by £5.5 million (2004: £1.0 million). As at 1 January 2004 the pension scheme deficit of £5.9 million (net of the related deferred tax asset of £2.5 million) was brought on balance sheet. At the same time the SSAP 24 prepayment of £0.6 million and related deferred tax liability of £0.3 million were transferred to profit and loss reserve. The adjustment to opening shareholder's funds as at 1 January 2005 comprises the pension scheme deficit of £7.1 million (net of deferred tax of £3.1 million) as well as the SSAP 24 prepayment of £0.6 million and related deferred tax liability of £0.3 million. An analysis of the impact of FRS 17 on prior year results and net assets is shown below:

	£ million
Adjustment to opening shareholders funds at 1 January 2004	(6.2)
Adjustment to profit and loss for the year ended 31 December 2004	(0.2)
Adjustment to statement of total recognised gains and losses for the year ended 31 December 2004	(1.0)
Adjustment to opening shareholders funds at 1 January 2005	(7.4)

The adoption of FRS 20 has resulted in a reclassification of £1.8 million (2004: £0.8 million) from amounts due from subsidiary undertakings to investments. This reclassification relates to share-based payments recharged to subsidiary undertakings which are treated as capital contributions and are added to investments. Previously these were included in amounts due from subsidiary undertakings.

The adoption of FRS 21 has resulted in an increase in shareholder funds of £9.5 million at 1 January 2005 (2004: £9.2 million) due to the write back of the final dividend proposed at 31 December 2004.

The adoption of FRS 25 has no impact on reported profits although, the prospective application of the standard results in two balance sheet reclassifications. Firstly, a non-interest bearing intercompany receivable amounting to £47.0 million has been reclassified from intercompany to investments in 2005 and secondly, authorised preference shares have been disclosed as debt rather than equity. However, as the Company's preference shares are not issued at 31 December 2005, this second presentational change has no impact on reported shareholder's funds.

The adoption of FRS 23 has no material impact on the Accounts.

To reflect the adoption of FRS 26, there is an adjustment of £0.2 million to equity on 1 January 2005 to bring the fair value of the derivative financial instruments on balance sheet.

SHAREHOLDERS

Shareholders

aggreko

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of Aggreko plc (the 'Company') will be held at the Hilton Hotel, 1 William Street, Glasgow on Wednesday 26 April 2006 at 11am.

Agenda

Routine Business

Resolution 1
To receive the reports of the Directors and Auditors, and to adopt the Company's accounts for the year ended 31 December 2005.

Resolution 2
To approve the Remuneration Report for the year ended 31 December 2005.

Resolution 3
To declare a final dividend on the ordinary shares.

Resolution 4
To elect Mr K Pandya.

Resolution 5
To re-elect Mr R V McGlone.

Resolution 6
To re-elect Mr A C Salvesen.

Resolution 7
To re-elect Mr A G Cockburn.

Resolution 8
To re-appoint PricewaterhouseCoopers LLP as auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company, and to authorise the Directors to fix their remuneration.

Special Business
To consider resolutions 9 and 10 as special resolutions:

Resolution 9
The Board of Directors of the Company (the 'Directors') be and they are hereby empowered pursuant to Section 95 of the Companies Act 1985 (the 'Act') to allot equity securities (within the meaning of Section 94 of the Act) for cash (a) by selling equity securities held by the Company as treasury shares or (b) by allotting new equity securities pursuant to the authority conferred by Resolution 10 passed at the Annual General Meeting of the Company held on 30 April 2003, as if Section 89(1) of the Act did not apply to such allotment, PROVIDED THAT this power shall be limited to:

(i) the allotment of equity securities for cash in connection with or pursuant to a rights issue or any other offer in favour of the holders of equity securities and other persons entitled to participate therein in proportion (as nearly as may be practicable) to the respective numbers of equity securities then held by them (or, as appropriate, the number of such securities which such other persons are for those purposes deemed to hold), but subject to such exclusions or other arrangements as the Directors may consider necessary, expedient or appropriate to deal with any fractional entitlements or legal or practical difficulties which may arise under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any territory or otherwise; and

(ii) the allotment (otherwise than pursuant to sub-paragraph (i) above) of equity securities for cash up to an aggregate nominal value of £2,690,000; and

shall expire on the earlier of 25 July 2007 and the conclusion of the Annual General Meeting of the Company held in 2007, save that the Company may before such expiry make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such an offer or agreement as if the power conferred hereby had not expired.

Resolution 10
The Company be generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 20p each in the Company ('Ordinary Shares') PROVIDED THAT:

(i) the maximum number of Ordinary Shares hereby authorised to be acquired is 26,900,000;

(ii) the maximum price which may be paid for any such Ordinary Share is an amount equal to the higher of (a) 105% of the average of the middle market quotations for an Ordinary Share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased and (b) the higher of the price of the last independent trade and the highest current independent bid on the trading venue where the purchase is carried out, and the minimum price which may be paid for any such share is 20p (in each case exclusive of associated expenses);

(iii) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company or 18 months from the date of this resolution, whichever is the earlier; but a contract of purchase may be made before such expiry which will or may be completed wholly or partly thereafter, and a purchase of Ordinary Shares may be made in pursuance of any such contract; and

(iv) any Ordinary Shares so purchased shall be cancelled or, if the Directors so determine and subject to the provisions of any statutory instruments relating to treasury shares and any applicable regulations of the United Kingdom Listing Authorities, held as treasury shares.

By order of the Board
A Paul Allen, Secretary

16 March 2006

Note 1.
Any Shareholder entitled to attend and vote at this meeting may appoint one or more proxies, who need not be Shareholders of the Company, to attend and, on a poll, vote on his / her behalf. To be effective, the enclosed form of proxy, together with any power of attorney or other authority under which it is signed or a certified copy thereof, should be lodged at the office of the Company's Registrars not later than 48 hours before the time of the meeting. Appointment of a proxy will not prevent a member from attending the meeting and voting in person.

Note 2.
CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for this meeting by utilising the procedures described in the CREST Manual. CREST Personal Members or other CREST sponsored members, and those CREST members who have appointed a voting service provider(s), should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

In order for a proxy appointment made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message must be transmitted so as to be received by the issuer's agent (ID RA10) by the latest time for receipt of proxy appointments specified in Note 1 above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST Personal Member or sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

Note 3.
Pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, the Company has specified that only those Shareholders registered on the Register of Members of the Company as at close of business on 24 April 2006 shall be entitled to vote at the Annual General Meeting in respect of the number of shares registered in their name at that time. Changes to entries on the Register of Members after that time shall be disregarded for such purpose.

Note 4.
The following documents will be available for inspection at the registered office of the Company during business hours from the date of this notice until the date of the Annual General Meeting and on that day at the Hilton Hotel, 1 William Street, Glasgow from 10.45 am until the conclusion of the meeting.

1. The register of interests of Directors and of their families (where relevant) in the share capital of the Company during the year.
2. Copies of all contracts of service under which Directors are employed by the Company or any of its subsidiary undertakings and the letters of appointment of the Chairman and Non-executive Directors.

Low-Cost Share Dealing Service

Hoare Govett Limited provide a low-cost share dealing service in Aggreko plc shares which enables investors to buy or sell for a brokerage fee of 1% (plus 0.5% stamp duty on purchases) with a minimum charge of £15. Details may be obtained by telephoning Hoare Govett Limited Service Helplines 020 7661 6617 (sales) and 020 7661 6616 (purchases) during market hours. Please note that this service is only available for dealing by post. Hoare Govett Limited is authorised and regulated by the Financial Services Authority.

Payment of Dividends by BACS

Many Shareholders have already arranged for dividends to be paid by mandate directly to their bank or building society account. The Company mandates dividends through the BACS (Bankers' Automated Clearing Services) system. The benefit to Shareholders of the BACS payment method is that the Registrar posts the tax vouchers directly to them, whilst the dividend is credited on the payment date to the Shareholder's bank or building society account. Shareholders who have not yet arranged for their dividends to be paid directly to their bank or building society account and wish to benefit from this service should request the Company's Registrar to send them a Dividend/Interest mandate form or alternatively complete the mandate form accompanying their dividend warrant and tax voucher in May 2006.

Online Shareholder Services

Shareholders may wish to take advantage of the "Online" enquiry service offered by the Registrar. This service allows the Shareholder to access his/her own account to verify address details and the number of shares held. The service can be obtained on www.capitaregistrars.com where there is also an "Information Zone" which provides answers to many questions frequently asked by Shareholders. The Registrar also offers a share dealing service to existing Shareholders.

Sharegift

We value all our Shareholders, no matter how many shares they own, but we do realise that some people hold on to small quantities of shares because they believe that the cost of selling them would make the transaction uneconomic. A free service to enable Shareholders with small holdings, should they so wish, to donate their shares to charity, and gain the benefit of tax relief on this donation. This scheme has been successfully adopted by several large quoted companies, and further details are available from the Secretary.

Officers and Advisers

Secretary and Registered Office
A Paul Allen
Ailsa Court
121 West Regent Street
GLASGOW G2 2SD
UNITED KINGDOM
Tel 0141 225 5900
Fax 0141 225 5949
E-mail investors@aggreko.com
Company No. SC177553

Registrars and Transfer Office
Capita Registrars
The Registry
34 Beckenham Road
BECKENHAM
Kent BR3 4TU
UNITED KINGDOM
Tel 0870 162 3100
Website www.capitaregistrars.com

Stockbrokers
JP Morgan Cazenove –
London
ABN Amro Hoare Govett Limited –
London

Auditors
PricewaterhouseCoopers LLP –
Glasgow
Chartered Accountants

Financial Calendar

	Year ended 31 December 2005	6 months ending 30 June 2006
Results announced	9 March 2006	Mid September 2006
Report posted	17 March 2006	Late September 2006
Annual General Meeting	26 April 2006	
Ex-dividend date	19 April 2006	Late October 2006
Dividend record date	21 April 2006	Late October 2006
Dividend payment date	19 May 2006	Late November 2006

Financial Summary

Year ended	December 2001	December 2002	December 2003	December 2004	**December 2005**
Revenue (£ million)	325.8	340.1	331.8	323.6	**417.7**
Trading profit (£ million)	73.5	58.2	42.1	45.1	**59.6**
Trading margin (%)	22.6	17.1	12.7	13.9	**14.3**
Finance cost(£ million)	(9.1)	(6.1)	(4.6)	(3.9)	**(4.3)**
Profit before tax (£ million)	67.1	55.1	40.1	42.5	**56.4**
Diluted earnings per share (pence)	15.70	13.02	10.14	10.79	**13.72**
Net operating assets (£ million)	335.2	328.0	323.7	296.8	**356.5**
Net debt (£ million)	(133.2)	(117.2)	(99.9)	(82.1)	**(102.9)**
Shareholders' funds (£ million)	162.2	173.6	185.9	178.5	**208.2**
Return on average net operating assets (%)	24.6	18.4	13.7	14.9	**18.5**

(1) The 2005 results represent the first time adoption of International Financial Reporting Standards (IFRS) as described in Notes 1 and 2 on pages 63 and 70. Accordingly, the the results for the year ended 31 December 2004 have been restated. Details of the impact of the transition to IFRS can be found in Note 2 to the Accounts.

(2) 2004 numbers are pre-exceptional items.

(3) Trading profit represents operating profit before gain on sale of property, plant and equipment.

Glossary

CO_2
Carbon dioxide

ERP system
A software package which is designed to manage all the operational and accounting functions of our business.

g/(bhp-hr)
Emissions in grams per brake-horsepower hour.

Hub
A large service centre where large items of equipment are stored and serviced.

International Power Projects business
The part of our business which handles large power contracts in territories where we do not have a local business.

kVA
A thousand volt amperes.

Local business
The part of our business that looks after customers local to our 100 service centres in North America, Europe, Middle East, Brazil, Singapore and Australia.

LWA
Sound power level at source.

MW
Megawatt – a million watts of electricity.

National Rental Centre
An administration centre which provides call handling and contract administration for our Local business.

NOx
Oxides of nitrogen.

Particulate
In general this term relates to visible smoke.

Spoke
A small service centre which provides a logistics point from where equipment can be prepared and sent out quickly to customers.

Tier 1, Tier 2, Tier 3, Tier 4
US Federal Government target emission reduction levels.

Contributors towards our success in 2005 were: Keith Evans Keith Folshaw Keith Sanner Kellie Hamilton Cox Kelly Gardiner Kelly Ledbetter Kelly Maitland Kelly O Donnel Kelly Reiger Ken Gordon Kendra Taylor Kenneth Autin Kenneth Block Kenneth Delahoussaye Kenneth Derouen Kenneth Michael Kreitzberg Kenneth William Hall Kenny Law Kent Dercombre Kent Deninger Kerrie Roche Kevin Adams Kevin Anderson Kevin Brunner Kevin Chalmers Kevin Christy Kevin Coats Kevin Doyle Kevin John Jameson Kevin Manley Kevin Miller Kevin Moraes Kevin Noorlander Kevin Olson Kevin Parker Kevin Teasdale Kevin Walford Kevin Warne Kevin William Parkes Khaja M Mohiuddin Kim Brian Peck Kim van den Branden Kimberly Bond Kimberly Johnson Kirk Thibodeaux Kirsty Burns Kirsty McNab Kithsiri A A Gedara Kjell Olsen Oen Klaus Reupke Klaus Rücker Kornelia Heinze Kornelia Starbaty Kristian Pavicevic Kurt White Kym Low Laetitia Comes Lakshman S Perera Lakshmi Soma Lance Pool Lancy D'Souza Lanfranco Pedrotti Lankahaluge S R Fernando Lansley Payyail Larry Dale Chatterton Larry Dercombre Larry Worthington Larser D'Souza Latifat Gamyu-Agoro Latonya Long Laura Bennett Laurence Deschamps Laurence Figuin Laurence Reid Laurent Madras Laurie Bingham Lawrence Denk Lawrence Euchner Laxmikant Kulkarni Leah Bertsch Lee ox Lee Gough Lee Hardyside Lee Saucier Lee Smith Leen den Hartog Leen Hendrik Bezemer Leo Bakhuizen Leon Taylor Leonard Bullard Leonard James O'Pray Leonard Miller Leonard Wyatt eonardo Lofgren Leonel Monterosa Leroy Edwards Leroy Green Leslie A Chatfield Leslie Miller Lester Bennett Lidy Labrie Linda Granneman - Duhen Linda Sells Lindamulage Anthony Mervin DeSilva Linsay Goodall Lionel Williams Lisa Bienvenu Lisa Louviere Lise Haghaug Seim Liz Hall Lluis Falch Loek Loenders Lope Magsino Loreto San Juan Lorna Galloway Lorna Phillips Lorraine urton Los Coleman Lou Inskip Louis D'Costa Louise Allison Louise Pape Louise Roberts Luc Guerque Lucas Pereira Ludovic Boisnier Luis Borras Luis Pantoja Luis Paro Luis Rivera Lukas van Nieuwenhuizen Lyle Poche Lynda Molloy Lyndall Dugas Lynn Gray Lynn John Lynn Mitchell Lynn Ng Bee Eng Lynne Adams Lynne Wightman Lynsey Bowes M A Fayaz M Monique Sonnier M V Kuriakose M Sasidharan Maarten Martens Madeline Negron Mahesh Kale Mahesh Kulkarni Mahinda Dissanayake T A Makbool M Ali Askar Malcolm Harkness Malcolm Harkness Malcolm Mathieson Malcolm Shearer Manfred Kleppsch Mani Lakshmanan Marallas Jerel Shipman Marc Howard Marc Lopez Marc Navarro Marc Roca Marc Smekens Marcel Meulemans Marcel Molendijk Marcie Backstrom Marco Hendriks Marcus Cobb Marcus Franklin Gaskins Margaret Burton Margaret Nicolson Margaret Perez Marguerite Waddock Maria D'Souza Maria Foglietta Maria engemann Kreusch Maria Lucia Puig Maria Mendes Marie Hales Marie Kirstine Hales Marie Purdie Marie Ramalho Rauy Marina Sandberg Marlo Ragsdale Mario Rui Da Costa Marion Barnes Marion Lesas Marisela Garcia Marius Hugo Mark Andrew RamosMark Baur Mark Birch Mark Charles Fisher Mark ClarkMark Dalglish Mark Dougherty Mark Dunshea Mark Ensor Mark Frescher ark Glaze Mark Gonzales Mark Hudcovic Mark Jones Mark Kellogg Mark Lewis Mark Murphy Mark Reed Mark Ruijzenaars Mark Sharman Mark Shedd Mark Sheppard Mark Sperratore Mark tavrakis Mark Tuttle Mark Wimberly Marlin Mowery Marlon Aquino Marnie McGregor Marnix Weegenaar Marouane Houmam Marselo Rodriguez Martha Nocus Martijn Dekse Martin Brennan Martin Carter Martin Collins Martin Corato Martin Evans Martin Fitzgerald Martin John Foster Martin Kroon Martin Leopold Martin Moffitt Martin Versteeg Martine Carpel Barbat Mary Dobbin Mary Landry Mary Lou Alexo Mary Oxley Mateen Younas Mr Mathias Kern Matt Matuszczaka Matthew Langston Matthew Barry Matthew Brown Matthew Ecces Matthew Oakes Matthew Olliver Matthew Provost Matthew Stratton Matthew Taylor Matthew Watson Maurice Keerssemeeckers Maurice Passett Max Palak Mees Janssen Meki Cherai Mel Gallagher Melanie Chacon Campbell Melanie Coenen Melanie Degvall Melanie Reinders Melinda Murphy Melinda Wiley Melissa Taylor Melvin Shedd Melvyn Tobin Mercedes Silva D Santos Merete Hoffeskog Merle Gilham Micha van Dosten Michael Angelo Sibilla Michael Baker Michael Baldwin Michael Caccaterra Michael Clarke Michael Colantuoni Michael Daly Michael Finch Michael Fogarty Michael G Martin Michael Gallacher Michael Hauk Michael Heppel Michael Horsham Michael James Griffin Michael Jones Michael KimmingsMichael Kuback Michael Lamorte Michael Landers Michael Ledden Michael c'to Michael McGushin Michael McMahon Michael Messenger Michael Moreau Michael Nolan Michael Penalver Gran Michael Robertson Michael Scharvogel Michael Schneider Michael Steffney chael Tracy Michael Turpin Michael Westra Michael Winters Michael Yates Michel Oosterberg Michele Bamstead Michele Roberts Michelle Bizard Michelle Leblanc Michelle Poirier Michelle ce Michelle Russo Mick McGuirk Mickael Hamon Mickey Hoyle Miguel Gracia Miguel Huerta Mihindukulasuriya Tony Reemus Fernando Mike Kirkland Mike Lynagh Mike Pachera Mike Wolf tchell Boudreaux Mohamad Manzoor Ansari Mohamed Naseem Mohamed Siraj Mohammad Farid Khan Mohammed Faisal Ramzan Mohammed Iftar Mohit Agarwal Moira Morgan Monica rarel Monica Hutton Monica Hutton Monica Saputo Montserrat Casanovas Montserrat Roca Morag Hamill Morag Hamill Morag Smith Morgane Careme Muguntha Shanmugam Muhammad Ahmed Al'Munir Al Isso Murtaza Patel Unnibhavi Myles Osborn Nadarajah s/o Vadival Nadine Cross Nadine Gaffney Naltodeen Mohd Fuad Nancy Lee Nancy Potts Nancy Vandenhende Narender Bachu Natalie Leblanc Natasha Mastuk Nathalie Bagdadian Nathalie Clairville Nathan Konstantino Neil Felstead Neil Fitzpatrick Neil Pickersgill Neil Robison Neil Smith Nelly Guillaumin Ngo Chong Nic Rae Nicholas Cambiano Nicholas Foley Nicholas Newell Nick Steel Nick Wharton Nico Wesselingh Nicola King Nicolas Bastien Nicolas Dunn Nicolas Jung Nicolas Protois Nicole Marceaux Nicole Milward Nicole Vassaert Nicoletta Nicolai Nigel Lawrence Payne Nigel Northridge Nikki Priest Nilantha Kumara La W Don Nimal Karunaratne Mudunkoth Gedara Noe M Redoblado Norbert Richters Norbert Smeets Norberto Montero Norman Kay Norzalehto Genoso Nursahmar Bin Sukiman Odile Petit Oktay Kunduz Ole Christian Linstad Olivier Douay Oluseyi Banderle James Omar A Perez S Oscar Marchesi Oswald Machado Pablo Varela Olamendi Packirisamy Srinivasan Palocaran J Paulson Pamela Weis Pamela Heng B Lang Pamela mith Pamela Stormonth Paolo McGeehan Paresh Sonar Parthasarathy Ganapathy Pat McKell Patricia de Araujo Silva Patricia Limon Patricia Love Patricia Mackenzie Patricia Soetens Patrick berman Patrick Bornstein Patrick Ellis Patrick Gule Patrick Kamp Patrick O'Driscoll Patrick Wagner Patrick Williams Patti Stidham Paul Allen Paul Bonar Paul Brickman Paul Cannon Paul Farrell au Gallagher Paul Godden Paul Hawkins Paul Hines Paul Johannes Venter Paul Lewis Paul Lynch Paul Malloy Paul McPherson Paul Michel Paul Nicholson Paul Smith Paul Standridge Paul Steentjes aul Sustersic Paul Thomas Allington Paul Thompson Paul Whelchel Paul Wright Paul Young Paula Archibald Paula Huber Pearl Schuhmacher Peggy Broussard Penny Broussard Peter Bartley Peter ush Peter De Gryse Peter Elliott Peter Fernandes Peter Hinton Peter Holmes Peter Kennedy Peter Norden Peter Osberg Peter Quaedvlieg Peter Schakel Peter Walton Philip Aitken Philip Burns Philip Dodd Philip Dutton Philip Hales Philip Holland Philip Rogerson Philipp Ulrich Philippe Boisaubert Philippe Giniaux Philippe Loubiere Phillip Brent Cox Phillip Briggs Phillip Page Phillip Ritson Philomena Fernandes Pierre Rossi Pieter Redelinghuys Policarpio Cuevas Prabhakar Kesavan Pradeep Bhalla Prakasan P Subramanian Prakash R AndradevPrasanna Thanikachalam Jagadish Premalal Pathirana S Pathiranage Preston Williams Priyantha Mutukumarage Puneet Gandhi R Gopalkumar R Sridhar Rao Law Rafael Bautista Rahat Nawaz Rahmathulla Shariff Rainer Flasche Rainer Hoffmann Raj Chadha Rajaa Nelles Rajapatel Unnibhavi Rajeevan Edavalath Rajesh Pokkanath Rajiv Pereira Ralph Mund Ramanujam L Bhashyam Ramon De Castro Ramon McDrury Ramona D'Souza Ramona Goveas Randall Baker Randy Courville Randy Stang Raouf Hassan Raphael Vaugan Rashmi Mandani Ravinder Lal Ravindra Niroshan T G Ravindran Akathoot Unni urup Ravindran Subramaniam Ray Elliott Ray McElhinney Ray Mesicek Ray Roelofs Raymond Dorrington Raymond Garrison Raymond Kabel Raymond Lee Raymond McKinnon Raymond Wilkinson Rebecca Tipton Rebecca Barr Reene D'Costa Reinder Roorda Reji Varughese Remi Jafari Renaat Machtelinckx René Beutler René Lagerwaard Renee Pettera Richard Lyons Richard Banda atnayaka Mudiyanselage Richard Bender Richard Cooper Richard Dennis Amador Richard Jones Richard Lee Richard Leslie Richard Martin Campbell Richard McKendrick Richard Mrazek ichard Murphy Richard Padilla Richard Presbury Richard Rasinski Richard Sagona Richard Siciliano Richard Strole Richard Swarbrick Richard Taylor Richard Thomas Richard Thompson Richard Wagner Richard Wallace Richold van den Adel Ricky Daren Duncan Ricky Fenwick Rituparna Bakhshi Roald Eie Rob Bertus Rob Klinkers Robert Beveridge Robert Boyle Robert Craig Robert Cunningham Robert Dougall Robert Ernesto Arteaga Robert Foret Robert Franklin Robert Gamber Robert Hessing Robert Hoehne Robert James Robert John Gatto Robert Korkie Robert Mack Robert Malcolm Robert Massey Robert McDowell Robert McGregor Robert McKeon Robert Miller Robert O'Neil Robert Palmer Robert Plourn Robert Rooney Robert Shane Evans Robert Weber Robert Webster Robert Wells Robert Willis Robert Wright Robert Wyroski Roberto Quinones Roberto Rosalen Roberto SotoRobin James Robin McNair Robin Russel Rod Buchanan Rodney Norris Rogelio Jaque Roger Bailey Roger Dunn Roger Tan Kwang Hong Roger van Nuffelen Rohan L K Hapugala Arachilage Rohana H Pattiyapautuge Don Rohitha P Koralagamage (Roy) Roland urcioga Roland Lehmann Roland Poole Rolando Brabio Roman Fikri Ron van Montfoort Ronald Chandler Ronald Chretien Ronald Dekker Ronald Grant Ronan Leroy Ronnel Trinidad Ronnie ulmer Rosa Bretones Rosa Mazuela Rose Bratton Rose Picard Roseann Hughes Roy Elbossen Roy Hargrove Roy McGlone Ruben Arispe Ruben Castro Matos Ruben Macapugay Rudi Corcellis udolf Lauder Rute Wilkerson Rupert Soames Russel John Moxham Russell Brown Russell Brown Russel Comardelle Russell Porowski Russel Sarner Russell Shively Rusty Savage Ruth Coates Ruud sser Ruvin Dilhan Rajakaruna Ryan Carroll Ryan Fitzpatrick Ryan Mottmiller Ryan Taylor Tha S Ganapathi Subramaniar S Devendran Sabah Mehnaz Said Bensliman Ghamari Saji Kumar nyamnivas Sai Sashidharan Saju Raju Saket Seth Sally Amies Sally Ann Hughes Samar De Alwis M Unnehelage Samantha Bentley Samantha Greaves Samer Butt Samuel Rubino Sandesh Aarshelkar Sandra Ortmanns Sandra Oliver Sandra Russell Sandrine Besson Sandrine Ducre Sanjeevi Kumar Sanne Kloots Santan Vaz Santiago Angeles Santosh Jude Pais Saqib Bashir Sarah Glover Sarah Bongiorno Sarah Hall Sarah Whitehead Sarath Wickremasinghe Wickremage Sarvajeet Singh Sashi Bhushan Singh Sat Phone Sathiya Moorthi Ratoringa Raja Scott Alexander Scott Black Scott Boudreaux Scott Craig Scott Davis Scott Fairbairn Scott Grosskopf Scott McKinley Scott Medling Scott Peacock Scott Stevens Scott Thornton Seamus Black Sean Childey Sean O'Connor Sebastian Umbrell Sebastian Wessler Sebastien Bellouet Sebastien Marcon Sebastien Mokrycki Seeni Haribalan Sergi Sole Sergio Zuniga Seth Freed Seth Kodiac haikhullah Azeem Shaik Rashed Shait Thomas Shane Hanks Shane Sonnier Shari Broussard Sharna Dalla Valle Sharon Napier Sharron Wills Shawn Hodges Shawn Lewis Taylor Shawn Snyder heila Docherty Sheila McNeil Sheila Moya Sheldon Franco Shelva Trahan Sheraz Abbasi Sher Jenicek Sherwin Schotborg Shine Pamadas Shirley Hamer Shirley John Shona O'Hare Siew Teng ang Simon Arnold Simon Buckley Simon Chelhan Simon Lyons Simon Murphy Simon Noordman Simon Wright-Lakin Sinead O'Neill Siobhan Holloway Sjoerd Tuitra Solito Rumusud Soon Kwa m Spiros Triantafyllidis Sreejith Sivankutty Sri Lal Mahawanni Srinath Rajanna Stacy Anderson Stacy Jenkins Stani FerratoloStefan Schewe Stephane Bertheau Stephane Delgreu Stephane tanton Stephane Seventer Stephanie Anderson Stephanie Stone Stephanie Syphrett Stephanie Vogt Stephen Cattanach Stephen Ash Stephen Busette Stephen Cattanach Stephen Chandler tephen Davis Saal Stephen Henry Stephen Kennedy Stephen Kerans Stephen Lloyd Stephen Masterman Stephen Mazzo Stephen Powers Stephen Reid Stephen Riddy Stephen Shields Stephen mylarson Steve Bale Steve Chapman Steve D Roland Steve Dunlop Steve Foley Steve French Steve Heldad Steve Leslie Steve McWhirter Steve Mucher Steven Aitken Steven Anthony Hycock Steven Baptiste Steven Belaire Steven Darby Steven Douglas Boon Steven Fay Steven John Lephart Steven Martinez Steven Mathmiller Steven Saenz Steven Thompson Stuart Macaulay Stuart Newton Stuart Perkins Stuart Pringle Stuart Ritchie Stuart Taylor Subash John Abraham Sudath Wijemuni Dewage Sudesh Priyankara K K Mudalige Sudheer Kumar Suhail Khan Sukhwinder Singh Sunday Odoh Sunil Haridas Sunil Kumar Sureshbabu P S Puksayil Sukumaran Susan Duplantis Susan Fitzpatrick Susan McCabe Susan van Anderhurst Hartog Suzanne Corcoran Suzanne Corraine Suzanne Galloway Sven Engelsma Swaleh Swati Mwamganiwa Syed Shahabudeen Sylvain Rust Sylvie Chassat T K Gopalakrishnan Tania Goos Tatiana Gomes Waikoff Ted Gerber Terie Jolla Terrel Dressel Terri Pascual/Terry Parker Tessy van Driessche Thaddeus Ekedegwu Theodore Bornstein Thierry Burlandre Thierry Fournier Montpellier Thierry Pottier Thies Feldhuser Tiatok dK Wadwella Thomas Armstrong Thomas Bales Thomas Cadwell Thomas Gage Thomas M Bell Thomas Magner Thomas Pellkofer Thomas Russel Thomas Sawyer Thomas Taylor Thomas Wauters homas Webb Tim O'Meara Tim Renders Tim Simpson Timothy Amshe Timothy Hamlin Timothy McLaughlin Timothy Ryan Timothy Wiseman Todd Bassett Todd Fredrickson Todd Kinner Todd Dwer Todd Ransome Todd Wallup Togy Thomas Koshy Tom Atkinson Tom Nuber Tom Richard Tom Sreeves Tomas Dos Santos Tommy Conway Toney Rendle Kelley Toni Rauter Tonny Romein van der Hoek Tony Dick Tony Goodwin Tony Laprete Tony Ramon Tony Ziccardi Tonya Duplantis Torsten Kleber Tracey Burton Tracey Shortle Tracy Williams Travis Eckerman Travis Whaley Trent Kenney Trevor Cardona Trevor May Trevor Plesetti Troy Broadhead Troy Louviere Trudy Heath Trudy Kathleen Smith Tyrone Addison Udayanga Madumantha Vithana Ulf Walwaeberuma Srinivasan Uje Adams Uvaldo Aguilar Uwe Dambach Uwe Schmidt Val Pappas Valerie Daddi Valerie Hessler Valery Leblanc Vanessa Bennamy Vanessa Breckenridge Venkata Rama Srinivasa Veena Venkatesh Venerando Costa Venerando Konatey Vengal Premar Verghese Joseph Veronica Ackman Veronica Oiyer Vic Swinburne Vicente Tejera Vicki Bennett Vicky Shaw Victor Jose Victor Perez Victoria Durre Victoria LanglaisVictoria RoseVidya R DiwateVijay Kumar BalakrishnanVinay ShettyVincent MessoVinod RegoVirginie LaperreVirginie Taibo Rodriguez Virginia Trautman Stallings Virginie Charpenet Vyacheslav Parkanski Wade Cook Wallace Greer Walter Mercier Warner Stacey Wayne Lee Wayne Patrick DeGeorge Wendel Kennedy Wendy Wallace Werner Vlugt Wes Murdock Wilfredo Rivas Will Mapaphac William Ammons William Ayers William Bradley Eli Richardson William Johnson Wilson Kong GerryWilson Lee William Lee William Pasley William R Kearns William Rogers William Ross William Smith William Trahan William Vaughn Willie Glenn Wimalasena I Perera Winifred Gatoche Wolfgang Hanicke Wulf Muller Wylma Pereira Xavier Varghese Yaelle Baumandi Yasaratna C A Mudiyanselage Yasaratne Niwatuwe Galleddalage Younes Abdul Rahman Yusuf Jawad Yves Ribes Yves Rust Yvette Broussard Yvette Fell Yvette Michel Yvonne Evans Yvonne Hayden Zachary Anderson Zaw Hein Zebrid Jiigar Zenon Broek Zingo Rodrigues Dorothea Zryona Zoran Domingo Zosimo Sorreja

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